Exhibit 2.1

EXECUTION VERSION

EQUITY AND ASSET PURCHASE AGREEMENT

by and between

HUNTSMAN INTERNATIONAL LLC, as Seller

and

INDORAMA VENTURES HOLDINGS L.P., as Buyer

and

INDORAMA VENTURES PUBLIC COMPANY LIMITED, as Buyer Guarantor

August 7, 2019

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Exhibits

Exhibit A	Forms of Supply and Tolling Agreements
Exhibit B	Form of Operating and Production Agreement
Exhibit C	Form of Transition Services Agreement
Exhibit D	Form of General Assignment and Assumption Agreement
Exhibit E	Form of IP Matters Agreement
Exhibit F	India Transfer Agreement Provision
Exhibit G	Purchase Price Allocation Instructions
Exhibit H	Employee Matters
Exhibit I	Form of FIRPTA Affidavits
Exhibit J	Forms of Copyright, Patent and Trademark Assignments
Exhibit K	Form of Retention Escrow Agreement

Annexes

Annex A	Jurisdictions for Business Transfer Documents
Annex B	Closing Accounting Principles
Annex C-1	Transferred Assets
Annex C-2	Excluded Assets
Annex D-1	Assumed Liabilities
Annex D-2	Excluded Liabilities
Annex E	IT Transition
Annex F	License Matters

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 EQUITY AND ASSET PURCHASE AGREEMENT

This Equity and Asset Purchase Agreement is made and entered into as of August 7, 2019 by and between Huntsman International LLC, a limited liability company organized under the laws of Delaware (“Seller”), Indorama Ventures Holdings L.P., a Delaware limited partnership (“Buyer”, and collectively with Seller, the “Parties”), and, solely for the purposes of acknowledging its guaranty of Buyer’s obligations, as more particularly described in Section 2.2(b), Indorama Ventures Public Company Limited, a public company organized and existing under the laws of the Kingdom of Thailand (“Buyer Guarantor”). Certain terms used in this Agreement are defined in Section 1.1 and the Annexes hereto.

W I T N E S S E T H:

WHEREAS, Seller, acting through itself and its direct and indirect subsidiaries, currently conducts the Business;

WHEREAS, Seller owns assets to conduct the Business directly or indirectly through the Asset Selling Companies and the Entity Selling Company;

WHEREAS, Seller desires to sell, and Buyer desires to acquire, by itself or through Buyer Assignees, the Business;

WHEREAS, in order to effect the foregoing, the Parties desire that (a) the Asset Selling Companies sell and transfer (and Seller to cause any other Affiliates to transfer) the Transferred Assets to Buyer and Buyer Assignees, (b) Buyer and the Buyer Assignees assume the Assumed Liabilities and (c) Seller and the Entity Selling Company sell and transfer the Transferred Equity Interests to Buyer and the Buyer Assignees, in each case upon the terms and conditions set forth herein; and

WHEREAS, concurrently with the execution and delivery of this Agreement, the Parties and the Deposit Escrow Agent have entered into the Deposit Escrow Agreement.

NOW, THEREFORE, in consideration of the promises and the mutual covenants and undertakings contained herein, subject to and on the terms and conditions herein set forth, and intending to be bound hereby, the Parties agree as follows:

Article I
DEFINITIONS AND TERMS

Section 1.1           Definitions.

As used in this Agreement, the following terms shall have the meanings set forth or as referenced below:

“A/R Facility Documents” means, the EU A/R Facility Documents and the US A/R Facility Documents.

“Accounting Firm” shall have the meaning set forth in Section 2.3(c).

“Accounts Payable” shall mean (i) all trade accounts payable and other payment obligations to suppliers of the Business, including all trade accounts payable representing amounts payable in respect of goods shipped or products sold or services rendered; (ii) all other accounts and notes payable of the Business; and (iii) any Liabilities related to any of the foregoing, in each case (a) to the extent Related to the Business and (b) excluding intercompany accounts and notes payable to Seller or any of its Affiliates.

“Accounts Receivable” shall mean (i) all trade accounts receivable and other rights to payment from customers of the Business, including all trade accounts receivable representing amounts receivable in respect of goods shipped or products sold or services rendered to customers of the Business; (ii) all other accounts and notes receivable of the Business; and (iii) any claims, remedies and other rights related to any of the foregoing, in each case (a) to the extent Related to the Business and (b) excluding intercompany accounts and notes receivable from Seller or any of its Affiliates.

“Acquisition” shall mean the purchase and sale of the Transferred Assets and the Transferred Equity Interests and the assumption of the Assumed Liabilities.

“Affiliate” shall mean, with respect to any specified Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such specified Person at any time during the period for which the determination of affiliation is being made. The term “control” (including, with correlative meaning, the terms “controlling”, “controlled by” and “under common control with”), as used with respect to any specified Person, means the possession, directly or indirectly, of the power to elect a majority of the board of directors (or other governing body) or to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise; provided, however, that, the term Affiliate shall not include the entities listed on Schedule 1.1(a).

“Affiliated Group” shall mean any affiliated group within the meaning of Code Section 1504(a) or any similar group defined under a similar provision of state, local, or foreign Law.

“Agreement” shall mean this Equity and Asset Purchase Agreement between the Parties, as the same may be amended or supplemented from time to time in accordance with the terms hereof.

“Ancillary Agreements” shall mean the Transition Services Agreement, the General Assignment and Assumption Agreement, the IP Matters Agreement, the Operating and Production Agreement, the Business Transfer Documents, the Retention Escrow Agreement, the Deposit Escrow Agreement and all other agreements, documents and instruments executed and delivered in connection with the transactions contemplated by this Agreement.

“Asset Selling Companies” shall mean (i) Huntsman International (India) Private Limited, an Indian private limited company and (ii) Huntsman Petrochemical LLC, a Delaware limited liability company.

“Astros Business” shall have the meaning set forth on Schedule 1.1(b).

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“Australian Transferred Equity Interests” shall mean the Transferred Equity Interests with respect to Huntsman Corporation Australia Pty Limited exclusively.

“Business” shall mean the business conducted by Seller, the Asset Selling Companies and the Transferred Companies, as of the date hereof and consisting of (i) the development, manufacture and production of the Business Products at the Business Sites, and (ii) the marketing, using, selling and/or distribution of Business Products produced at the Business Sites.

“Business Day” shall mean any day other than a Saturday, a Sunday or a day on which banks in New York, New York, U.S.A. are authorized or obligated by Law or executive order to close.

“Business Products” shall mean (i) surfactants, including anionic and nonionic alkoxylates and dispersants, (ii) polyalkylene glycols, (iii) ethanolamines, including monoethanolamine, diethanolamine, methyldiethanolamine, and triethanolamine, (iv) linear alkylbenzene and sulfonated linear alkylbenze, (v) ethylene and propylene, (vi) glycols, including monoethylene glycol, diethylene glycol and triethylene glycol, propylene glycol and dipropylene glycol, (vii) ethylene oxide and propylene oxide, (viii) methyl tertiary-butyl ether, and (ix) tert-butyl alcohol; provided, however, that “Business Products” shall not include any products related to amines (other than ethanolamines), maleic anhydride and all polyurethanes (other than methyl tertiary-butyl ether, propylene oxide and tert-butyl alcohol).

“Business Sites” shall mean Seller’s, the Asset Selling Companies’ or the Transferred Companies’ facilities located in (i) Port Neches, TX (excluding the E-7 Unit), (ii) Dayton, TX, (iii) Alvin (Chocolate Bayou), TX, (iv) Botany, Australia, and (v) Ankleshwar, India.

“Buyer Assignee” shall mean any Affiliate of Buyer nominated by Buyer pursuant to a letter of nomination delivered to Seller at least five (5) Business Days prior to the Closing Date.

“Buyer Material Adverse Effect” shall mean any effect, change, event, occurrence, state of facts or development that, individually or in the aggregate, (i) prevents or materially impedes or delays the consummation of the Acquisition or (ii) has a material adverse effect on the ability of Buyer to perform its obligations under this Agreement and the Ancillary Agreements.

“Cash Equivalents” shall mean, as of any determination time, with respect to the Transferred Companies, the aggregate amount of the Transferred Companies’ cash and cash equivalents (including marketable securities, investment assets (including short term investments), cash-in-transit, checks, bank deposits, deposits with third parties and credit card receivables) as of such time. For the avoidance of doubt, Cash Equivalents shall (i) include (A) any checks, drafts, wires and credit transactions deposited or made for the accounts of any Transferred Companies but not yet reflected as available in the accounts of such Transferred Companies and (B) any contract initiation or similar fees paid by or on behalf of any Transferred Company to the extent not amortized as of any determination time and (ii) not include any outstanding checks or debit transactions written or made against the accounts of any Transferred Company.

“CFIUS” shall mean the Committee on Foreign Investment in the United States, including any member agency acting in its capacity as such.

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“CFIUS Clearance” means any of the following shall have occurred: (i) the forty-five (45) day review period under the DPA commencing on the date that the CFIUS Notice is accepted by CFIUS shall have expired and the Parties shall have received written notice from CFIUS that such review has been concluded and that either the Acquisition does not constitute a “covered transaction” under the DPA or there are no unresolved national security concerns; (ii) an investigation shall have been commenced after such forty-five (45) day review period and CFIUS shall have determined to conclude all deliberative action under the DPA without sending a report to the President of the United States (the “President”), and the Parties shall have received written notice from CFIUS that either the Acquisition does not constitute a “covered transaction” under the DPA or there are no unresolved national security concerns, and all action under the DPA is concluded with respect to the Acquisition; or (iii) CFIUS shall have sent a report to the President requesting the President’s decision and either (A) the period under the DPA during which the President may announce his decision to take action to suspend, prohibit or place any limitations on the Acquisition shall have expired without any such action being threatened, announced or taken or (B) the President shall have announced a decision not to take any action to suspend, prohibit or place any limitations on the Acquisition.

“China JV” shall have the meaning set forth on Schedule 1.1(o).

“China JV Business” shall mean (i) the business conducted by the China JV (including in connection with respect to propylene oxide, methyl tertiary butyl ether products and tert-butyl alcohol (and its derivatives)), but only when such business is conducted in Jiangsu Province, China and (ii) the marketing, distribution and sale, anywhere in the world, of the production output of the China JV.

“Closing” shall mean the closing of the Acquisition.

“Code” shall mean the U.S. Internal Revenue Code of 1986.

“Commingled Contract” shall mean any Contract relating to (i) the Business and (ii) one or more other businesses of Seller or any Affiliate of Seller.

“Competition Laws” shall mean Laws that are designed or intended to prohibit, restrict or regulate actions, including transactions, acquisitions and mergers, having the purpose or effect of creating or strengthening a dominant position, monopolization, lessening of competition or restraint of trade.

“Confidentiality Agreements” shall mean (i) the Confidentiality Agreement, dated June 3, 2019, by and between Seller and Indorama Ventures PLC and (ii) the Clean Team Confidentiality Agreement, dated June 21, 2019, by and between Seller and Indorama Ventures PLC.

“Consent” shall mean any consent, approval or authorization of, notice to, permit, or designation, registration, declaration or filing with, any Person.

“Contract” shall mean with respect to any Person, any written contract, agreement, lease, sublease, deed of trust, license, sublicense, note, mortgage, indenture or similar commitment, undertaking, obligation, arrangement, instrument or other legally binding understanding to which or by which such Person is a party or otherwise subject or bound.

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“Data Room” shall mean that certain virtual data room located at https://www.merrillcorp.com/us/en/datasiteone.html titled “Spindletop Dataroom”.

“Day 1 IT Readiness” means that the TSA Environment (as defined in Annex E) has been substantially implemented for use by the Business providing reasonable access to information technology applications and services explicitly identified by the Parties as “CRITICAL” or explicitly identified as “CRITICAL” by the arbitrator pursuant to an arbitration under Section 7.13, without material disruption to the continued operation of the Business.

“Debt Financing Commitment” shall mean an executed debt financing commitment letter (including all exhibits, schedules, and annexes thereto and any related fee letter) issued by a Qualified Financial Institution providing for debt financing to Buyer and/or one or more Buyer Assignees.

“Debt Financing Documents” means the instruments and agreements executed and delivered by Buyer or any of the Designated Affiliates as contemplated by the Debt Financing Commitment in connection with the Debt Financing.

“Debt Financing Source” shall mean the Persons that have committed to provide the Debt Financing in connection with the Acquisition and any joinder agreements, indentures, purchase agreements or credit agreements entered into pursuant thereto or relating thereto, together with their Affiliates involved in the Debt Financing and their successors and permitted assigns.

“Deposit Escrow Agent” shall mean Bank of America, National Association, or any successor thereto.

“Deposit Escrow Agreement” shall mean the escrow agreement, to be executed concurrently herewith, between Seller, Buyer and the Deposit Escrow Agent, with respect to the Deposit.

“Designated Affiliates” shall mean Buyer Guarantor and each Buyer Assignee.

“DGA Business” shall mean the meaning set forth on Schedule 1.1(c).

“DPA” means Section 721 of Title VII of the Defense Production Act of 1950, as amended, including the amendments under the Omnibus Trade and Competitiveness Act of 1988 and the Foreign Investment and National Security Act of 2007 (codified at 50 U.S.C. 4565), the applicable provisions of the Foreign Investment Risk Review Modernization Act of 2018, and including the regulations of CFIUS promulgated thereunder, codified at 31 C.F.R. Part 800, et seq.

“Draw Conditions” shall mean the presentation by Seller to the Qualified Issuer of the original Qualifying Letter of Credit together with a draft in the amount of the entire face amount thereof payable to Seller and accompanied by a certification on Seller’s letterhead and purportedly signed by an authorized officer thereof stating that either of the following: (i) Buyer has failed to complete the Closing within two (2) Business Days following the date on which the Closing should have occurred pursuant to Section 3.1 and all of the following conditions have been satisfied: (A) the conditions set forth in Section 4.1 and Section 4.2 (other than those conditions that by their terms are to be satisfied at the Closing) have been satisfied (subject to Section 4.4); (B) Seller has delivered to Buyer an irrevocable written notice confirming that it is ready, willing and able to consummate the Closing; and (C) the Closing has nevertheless not occurred (other than due to Seller’s default); or (ii) the Qualifying Letter of Credit then outstanding (or any amended or replacement Qualifying Letter of Credit then outstanding) will expire in less than thirty (30) days the following has occurred: Seller has not received an amended or replacement Qualifying Letter of Credit extending (or further extending, as the case may be) the expiry date to not earlier than (1) one year or (2) ten (10) days after a final and nonappealable determination of Seller’s pursuit of legal and equitable remedies hereunder.

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“E-7 Unit” shall mean that certain collection of assets, including reactors, separation towers, absorbers, heat exchangers, pumps, pipes, valves, instrumentation and related distribution and control systems (whether located at the unit or remotely), as well as all auxiliary equipment thereto, such as processing, raw materials and finish product tanks, pipelines, spares, quality control and process analysis equipment, all of which located in the Port Neches, Texas site that are necessary for the operation of the DGA Business. The E-7 Unit shall also include the expanded unit to be developed by Seller, at the election of Seller, on the area of land located at the Port Neches, Texas site comprising approximately 1.62 acres, as depicted in Schedule 1.1(d).

“E-7 Unit Excluded Assets” shall mean the E-7 Unit and all improvements, infrastructure, fixtures, designated railcars, inventory (including inventory related to ongoing tolling arrangements), raw materials, containers, packaging and packaging supplies and work-in-process, and personal property located at or on the E-7 Unit that are necessary to operate the DGA Business.

“Effective Time” shall mean, with respect to each jurisdiction in which any Transferred Assets or Transferred Equity Interests are transferred to, and any Assumed Liabilities are assumed by, Buyer or the applicable Buyer Assignee, 12:01 a.m. local time in such jurisdiction on the Closing Date.

“Employee” shall mean each individual listed on Schedule 1 of Exhibit H, in each case, including any such individual who is an Inactive Employee (which Schedule 1 of Exhibit H shall be updated periodically prior to the Closing Date to reflect, with respect to the Business, any additional Employees, new hires, transfers, retirements, resignations, dismissals and other employment terminations which may have occurred at any time on or prior to the Closing Date).

“Employee Benefit Plan” shall mean any (i) Employee Pension Benefit Plan, (ii) Employee Welfare Benefit Plan, (iii) non-qualified deferred compensation retirement plan or arrangement, or (iv) any plan, program, or arrangement providing employment, individual consulting, pension, retirement, excess-benefit, superannuation, gratuity, profit sharing, thirteenth month, severance, termination indemnity, retention, change in control, redundancy pay, bonus, incentive compensation, stock option, stock purchase, stock appreciation or other stock-based rights, savings, vacation pay, holiday pay, sick leave, or other material fringe benefit.

“Employee Pension Benefit Plan” shall have the meaning set forth in Section 3(2) of ERISA, whether or not subject to ERISA.

“Employee Welfare Benefit Plan” shall have the meaning set forth in Section 3(1) of ERISA, whether or not subject to ERISA.

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 “Encumbrance” shall mean all mortgages, liens, charges, pledges, security interests or other similar encumbrances of any nature. For the avoidance of doubt, the term “Encumbrance” shall not be deemed to include any license, option, or covenant of, or similar contractual obligation with respect to, IP Rights.

“Entity Selling Company” shall mean Huntsman Surfactants Technology Corporation, a Utah corporation.

“Environmental Law” shall mean any Law or Order relating to pollution or protection of human health and safety (with respect to exposure to Regulated Substances) and the environment (including all those relating to the production, use, handling, storage, transportation and disposal of Regulated Substances or the protection, preservation, mitigation of or payment for damages to natural resources).

“Environmental Liability” shall mean any Liability relating to, arising under or resulting from any actual or alleged (i) non-compliance with any Environmental Law or Governmental Authorization issued thereunder or (ii) Release of any Regulated Substance.

“Environmental Notice” shall mean any written complaint, citation, notice, demand or claim arising from or regarding any actual or alleged non-compliance with any Environmental Law or Governmental Authorization issued thereunder, or any actual or alleged Release of any Regulated Substance.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“EU A/R Facility Documents” means the EU RLA and the Transaction Documents (as defined in the EU RLA).

“EU RLA” means the European Receivables Loan Agreement, dated as of October 16, 2019, by and among Huntsman Receivables Finance LLC, as the Company, Vantico Group S.À R.L., as Master Servicer, the several entities party thereto as lenders, the several financial institutions party thereto as funding agents, HSBC Bank PLC, as Administrative Agent and HSBC Bank PLC, as Collateral Agent, as amended and restated from time to time.

“Fraud” means a knowing and intentional misrepresentation of a representation or warranty made in Article V or Article VI or in any other Ancillary Agreement by a Party hereunder, as applicable, with the specific intent to induce another party to execute this Agreement and consummate the transactions contemplated by this Agreement and upon which such other party reasonably relied and as a result of which suffered Losses.

“Funded Indebtedness” shall mean, without duplication, the outstanding principal portion of, accrued and unpaid interest on, and prepayment premiums payable with respect to, any Indebtedness of the Transferred Companies. Notwithstanding the foregoing, “Funded Indebtedness” shall not include (i) any Liabilities of the Transferred Companies that are Excluded Liabilities or that are taken into account in the calculation of (A) the Intercompany Payable Amount or (B) Net Working Capital, (ii) any obligations of the Transferred Companies for the reimbursement of any obligor on any letter of credit, banker’s acceptance, guarantee or similar credit transaction (provided there is no outstanding demand for reimbursement thereunder) or (iii) the Transferred U.S. Pension Accrued Benefits, the Transferred U.S. Pension Assets and the U.S. OPEB Transfer Amount.

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“GAAP” shall mean generally accepted accounting principles and practices in effect in the United States from time to time, as applied, on a consistent basis, by Seller.

“GIDC” shall mean Gujarat Industrial Development Corporation.

“GIDC Conditions” shall mean the provisional consent or approval of the GIDC for transfer, assignment, parting with possession of the premises situated at Plot No. 321, Panoli Industrial Area/ Estate, Ankleshwar, Gujarat, India, to Buyer or a Buyer Assignee, as the case may be and completion of any condition imposed by the GIDC as a condition for such transfer, assignment, parting with possession.

“GIDC Lease” shall mean the current lease granted by GIDC to Huntsman International (India) Private Limited over Plot No. 321, Panoli Industrial Area/ Estate, Ankleshwar, Gujarat, India and shall include any amendment/ extension/ regularization of the lease or any new lease in respect of GIDC Non-Leased Land (if entered into prior to the India Deferred Closing Date).

“GIDC Non-Leased Land” shall mean the part of land situated at Panoli Industrial Area/ Estate, Ankleshwar, Gujarat, India which is currently in possession of Huntsman International (India) Private Limited but is not covered within the GIDC Lease existing as on date.

“Governmental Authority” shall mean any U.S. federal, state or local or any supra-national or non-U.S. government, political subdivision, governmental, regulatory or administrative authority, instrumentality, agency, body or commission, self-regulatory organization or any court, tribunal, or judicial or arbitral body, including any stock exchange.

“Governmental Authorizations” shall mean all licenses, permits, consents, certificates, exemptions, registrations, waivers and other authorizations and approvals required to carry on the Business under applicable Laws of any Governmental Authority.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Huntsman Product Families” shall have the meaning set forth on Schedule 1.1(e).

“Inactive Employee” shall mean any Employee who is absent from active employment on the Closing Date on account of short-term disability, workers compensation, leave under Seller’s long-term disability plan, leave under the U.S. federal Family and Medical Leave Act or leave under any similar U.S. state Law or leave under any local Law which preserves reemployment rights for the individual or any other reason that is similar in nature.

“Indebtedness” shall mean, with respect to any Person, and without duplication, (i) indebtedness for borrowed money (including the principal amount thereof, the amount of accrued and unpaid interest thereon), whether or not evidenced by bonds, debentures, notes or other similar instruments, for the repayment of money borrowed; (ii) all obligations for the reimbursement of draws under outstanding letters of credit, performance bonds or similar instruments (but only to the extent actually drawn or called); (iii) all obligations arising out of interest rate and currency swap, cap, forward or other arrangements designed to provide protection against fluctuations in interest or currency rates, in each case including any amounts payable to terminate such arrangements; and (iv) all guarantees by such Person of any of the foregoing in respect of any other Person.

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“India Transfer” shall mean the transfer on a going concern basis for a lump sum consideration and being regarded as a slump sale as per Indian tax Law of the assets transferred by Huntsman International (India) Private Limited to the applicable Buyer Assignee, which Buyer Assignee shall be a company organized under the Laws of India.

“Intercompany Payable Amount” shall mean (i) all trade accounts payable and other payment obligations of the Transferred Companies to their suppliers, including all trade accounts payable representing amounts payable in respect of goods shipped or products sold or services rendered; (ii) all other accounts and notes payable of the Transferred Companies; and (iii) any Liabilities related to any of the foregoing; in each case to the extent payable to Seller or any of its Affiliates (other than the Transferred Companies).

“Intercompany Receivable Amount” shall mean (i) all trade accounts receivable and other rights to payment of the Transferred Companies from their customers, including all trade accounts receivable representing amounts receivable in respect of goods shipped or products sold or services rendered; (ii) all other accounts and notes receivable of the Transferred Companies; and (iii) any claims, remedies and other rights related to any of the foregoing; in each case to the extent receivable from Seller or any of its Affiliates (other than the Transferred Companies).

“Interest Rate” shall mean six percent (6%) per annum, compounded semi-annually.

“Inventory” shall mean (i) all inventory (x) owned by any Transferred Company or (y) owned by Seller or any Asset Selling Company that is used exclusively in the Business or held for sale to customers of the Business, including inventory related to ongoing tolling arrangements, raw materials, containers, work-in-process, finished products, supplies, manufactured and purchased parts, spare parts and materials used for maintaining production machinery and equipment, and merchandise, including without limitation, packaging and packaging supplies and work-in-process including with respect to Business Products, and (ii) any and all rights to the warranties received from suppliers with respect to such inventory (to the extent assignable) and related claims, credits, rights of recovery and set-off with respect thereto. For the avoidance of doubt, Inventory shall exclude inventory owned by a third party and held on a consignment or bailment basis or otherwise, for the benefit of any such third party or otherwise not owned by Seller, a Transferred Company or an Asset Selling Company, located at a Business Site.

“IRS” shall mean the United States Internal Revenue Service.

“Jeffsperse Business” shall have the meaning set forth on Schedule 1.1(f).

“Knowledge of Buyer” or similar terms used in this Agreement shall mean the actual knowledge, as of the date hereof, of the individuals set forth on Schedule 1.1(g) after reasonable due inquiry, or such knowledge as any such Person would reasonably be expected to have after such due inquiry.

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“Knowledge of Seller” or similar terms used in this Agreement shall mean the actual knowledge, as of the date hereof, of the individuals set forth on Schedule 1.1(h) after reasonable due inquiry, or such knowledge as any such Person would reasonably be expected to have after such due inquiry.

“Law” or “Laws” shall mean any common law and any statute, law, ordinance, treaty, rule, policy, interpretation, code or regulation issued, promulgated or enforced by any Governmental Authority having jurisdiction over a given matter.

“Legal Restraint” shall mean any temporary restraining order, preliminary or permanent injunction or other judgment or Order issued by any Governmental Authority.

“Liabilities” shall mean any and all debts, guarantees, claims, expenses, commitments, liabilities and obligations, of whatever kind or nature, primary or secondary, direct or indirect, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured, determined or determinable or whether due or to become due, including all costs and expenses related thereto.

“Losses” shall mean any and all losses of any kind or nature including any and all Liabilities, claims, interest, fines, penalties, deficiencies, damages, Taxes, fees, costs, expenses or amounts paid in settlement (in each case, including costs of investigation, reasonable attorneys’ and experts’ fees, expenses and costs) incurred, suffered or sustained.

“Longhorn License I” shall have the meaning set forth on Schedule 1.1(m).

“Longhorn License II” shall have the meaning set forth on Schedule 1.1(n).

“Material Adverse Effect” shall mean any effect, change, event, occurrence, state of facts or development that, individually or in the aggregate with any other effect, change, event, occurrence, state of facts or development, (a) has had or would reasonably be expected to have a material adverse effect on the assets, financial condition or results of operations of the Business taken as a whole, or (b) prevents or materially impairs the ability of Seller to consummate the Acquisition; provided, however, that none of the following shall be deemed (either alone or in combination) to constitute, and none of the following shall be taken into account in determining whether there has been a Material Adverse Effect: (i) the failure of the Business in and of itself to meet any internal or public projections or forecasts or (ii) any adverse effect or change arising from or relating to (A) the U.S. and global economy in general, raw material or commodity prices, currency exchange rates, or the securities, syndicated loan, credit or financial markets, (B) the economic, business, financial, political or regulatory environment generally affecting the industries or any geographic markets in which the Business operates (including changes in commodity prices, general market prices and regulatory changes affecting the chemical industry in which the Business operates generally), (C) an act of sabotage, terrorism, cyber-attack, civil disturbance or an outbreak or escalation of hostilities or war (whether declared or not declared) or any natural disasters or any national or international calamity or crisis, (D) changes or proposed changes (whether announced, formally or informally, by any Governmental Authority or otherwise) in applicable Law or GAAP (or the applicable accounting standards in any jurisdiction outside of the United States) or the interpretation or enforcement thereof, (E) compliance with applicable Law, (F) the resignation or retirement of employees (not including loss of employees caused by organized labor strikes or labor stoppages), (G) any force majeure events (whether or not declared as such), including any natural disaster, fire, flood, hurricane, tornado, other weather event or any other act of God, (H) the negotiation, execution, announcement or pendency of the transactions contemplated by this Agreement including by reason of the identity of Buyer or any communication regarding the plans or intentions of Buyer with respect to the conduct of the Business and also including the impact of any of the foregoing on any relationships, contractual or otherwise, with customers, suppliers, distributors, collaboration partners, joint venture partners, employees or regulators, (I) the performance of and compliance with the terms of this Agreement, (J) or any matter set forth or deemed set forth on the Seller Disclosure Schedules, (K) compliance with the terms of, the taking of any action required or otherwise contemplated by, or the failure to act to the extent such action is specifically prohibited by, this Agreement or any Ancillary Agreement, or (L) changes or effects that are the result of actions or omissions of Buyer or any of its Affiliates or actions or omissions of Seller or any of its Affiliates and expressly consented to in writing by Buyer or any of its Affiliates; except, in the case of clauses (A), (B), (C) or (G), to the extent any such events, circumstances, changes, facts, conditions, developments, occurrences or events materially and disproportionately adversely affect the Business relative to other comparable companies engaged in the industries in which the Business operates.

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“Net Indebtedness” shall mean an amount equal to (x) the sum of (i) the aggregate amount of Funded Indebtedness of the Transferred Companies, (ii) any applicable Bonus Adjustment (as defined in Exhibit H) and (iii) the Intercompany Payable Amount, minus (y) the sum of (i) the aggregate amount of Cash Equivalents of the Transferred Companies and (ii) the Intercompany Receivable Amount; provided, however, that Tax assets and liabilities shall not be taken into account in determining Net Indebtedness.

“Net Working Capital” shall mean an amount equal to (a) the sum of Inventory, Accounts Receivable (other than Retained Business Allocated Accounts Receivable) and Other Current Assets, minus (b) the Accounts Payable, and the other current liabilities of the Business (other than Retained Business Allocated Accounts Payable), in each case as defined in and with such adjustments thereto as specified in the Closing Accounting Principles and otherwise calculated in accordance with, and including the line items set forth in the example calculation of Net Working Capital set forth on Schedule 2.3(a); provided, however, that (i) Tax assets and liabilities (including VAT payables or receivables) shall not be taken into account in determining Net Working Capital, other than VAT payables or receivables of or with respect to Huntsman Corporation Australia Pty Limited, (ii) Net Working Capital shall not include any Excluded Assets or Excluded Liabilities, (iii) no amount shall be taken into account in determining Net Working Capital if such amount is taken into account or specifically referred to in determining Net Indebtedness or any component thereof and (iv) Net Working Capital shall not include vacation accrual, the Transferred U.S. Pension Accrued Benefits, the Transferred U.S. Pension Assets or the U.S. OPEB Transfer Amount or deferred income.

“Net Working Capital Target” shall mean $183,000,000.

“Operating and Production Agreement” shall mean the operating and production agreement, substantially in the form of Exhibit B, to be dated as of the Closing Date between Seller and Buyer providing for the ongoing relationship between Seller and Buyer with respect to the E-7 Unit.

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“Order” shall mean any order, writ, judgment, injunction, decree, ruling or stipulation, issued by or entered by or with any court or other Governmental Authority.

“Ordinary Course” shall mean in respect of any Person, the ordinary and normal course of business consistent in all material respects with the past practices of such Person.

“Other Current Assets” shall mean (i) prepaid expenses and all claims for refunds and rights to set-off in respect thereof (other than prepaid expenses with respect to the Excluded Assets and other than Taxes and Tax refunds, credits and offsets), in each case to the extent related to the Business and (ii) the items set forth on Schedule 1.1(i).

“Parties” shall have the meaning set forth in the Preamble.

“Pension and OPEB Purchase Price Adjustment” means the excess, if any, of the Total Closing Date Pension and OPEB Liabilities over the Total Estimated Pension and OPEB Liabilities.

“Pension Underfunding Liability as of the Closing Date” means an amount equal to the excess of the dollar amount of Transferred U.S. Pension Accrued Benefits determined as of the Closing Date, over the Transferred U.S. Pension Assets (as each is defined in Section 15(a) of Exhibit H) as of the Closing Date. For avoidance of doubt, Pension Underfunding Liability as of the Closing Date shall be determined without regard to post-closing adjustments to the Transferred U.S. Pension Accrued Benefits and the Transferred U.S. Pension Assets pursuant to Section 15(b) of Exhibit H with respect to post-closing earnings and benefit payments.

“Permitted Encumbrances” shall mean (a) such Encumbrances as are set forth on Schedule 1.1(j); (b) mechanics’, carriers’, workmen’s, repairmen’s or other like Encumbrances arising or incurred in the Ordinary Course; (c) Encumbrances for Taxes and other governmental charges that may thereafter be paid without penalty, or that are being contested in good faith; (d) minor defects, irregularities in title, easements, rights of way, zoning regulations, restrictive covenants, servitudes and similar rights that individually or in the aggregate (i) have not had, and are not reasonably expected to have, an adverse effect on the ability of a Seller or Seller Affiliate to use such Business Real Property in the manner owned or used by such Seller or Seller Affiliate, (ii) materially impair the value of such Business Real Property or (iii) in the case of Owned Real Property, affect the insurability of such property, subject to any other Permitted Encumbrances in subsections (a)-(g) herein; (e) Encumbrances affecting a landlord’s interest in Leased Real Property so long as such Encumbrances do not breach and are not reasonably likely to breach a customary covenant of quiet enjoyment (due to the existence of a non-disturbance agreement or other arrangement in which the tenant’s interest is recognized and protected); (f) other immaterial Encumbrances that were not incurred in connection with the borrowing of money or the advance of credit and that do not interfere with the conduct of the business conducted by Seller or Seller Affiliates; and (g) other imperfections of title or encumbrances, if any, that individually or in the aggregate, do not materially impair, and would not reasonably be expected to materially impair, the continued use and operation of the assets to which they relate in the conduct of the Business as conducted as of the date of this Agreement.

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“Person” shall mean any individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture, association, Governmental Authority or other entity, whether or not a legal entity.

“Post-Closing Tax Period” shall mean any Tax period beginning after the Closing Date and the portion of any Straddle Period beginning on the day after the Closing Date.

“Pre-Closing Tax Period” shall mean any Tax period ending on or before the Closing Date and the portion of any Straddle Period ending on the Closing Date.

“Proceeding” shall mean any action, arbitration, audit, cause of action, charge, citation, claim, filed complaint, filed demand, hearing, inquiry, investigation, lawsuit, litigation, mediation, notice of violation, proceeding or suit (whether adversarial, civil, commercial, administrative, criminal or investigative) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority or arbitrator.

“Qualified Financial Institutions” shall mean Debt Financing Sources reasonably acceptable to Buyer (it being agreed that regulated banks chartered in the United States regularly participating in the U.S. syndicated loan market (including through their financing affiliate) as left lead arranger for financings similar to the Debt Financing shall be deemed so acceptable to Buyer).

“Qualified Issuer” means a U.S. bank or the U.S. branch of a non-U.S. bank reasonably acceptable to Seller, it being understood and agreed that Bangkok Bank, U.S. Branch, is a Qualified Issuer.

“Qualifying Letter of Credit” means an unconditional and irrevocable letter of Credit issued by a Qualified Issuer in the face amount of One Hundred Million U.S. Dollars ($100,000,000), which permits the entire face amount thereof to be drawn by and to Seller upon satisfaction of the Draw Conditions.

“R&W Insurers” shall mean AIG Specialty Insurance Company, Illinois Union Insurance Company, Euclid Transactional, LLC, Everest Indemnity Insurance Company, Berkshire Hathaway Specialty Insurance, Berkley Transactional, and Liberty Surplus Insurance Corporation.

“Regulated Substance” shall mean any pollutant, contaminant, material, substance or waste listed, defined or regulated in relevant form, quantity or concentration pursuant to any Environmental Law as toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic or otherwise hazardous to human health or the environment, including any petroleum, waste oil or petroleum constituents or by-products, asbestos, per- and poly-fluoroalkyl substances, or polychlorinated biphenyls.

“Related Party” means, in relation to a Person, as applicable, (a) any Affiliate of that Person, (b) any entity in which such Person owns, directly or indirectly, an equity stake representing at least twenty-five percent (25%) of the issued and outstanding capital stock or equity interests or other economic interests, (c) any entity in which such Person owns, directly or indirectly, an equity stake or convertible debt into equity and is a signatory to any voting agreement, equity or debt holders agreement or similar contracts, (d) any Person which owns, directly or indirectly, an equity stake in such Person representing at least 10% (ten percent) of the issued and outstanding capital stock or other economic interest, (e) any individual who is an officer or board member or senior employee of such Person or of the Persons referred to in clauses (a) to (e) above; (f) any spouse, former spouse, or direct lineal ascendants or descendants and relatives up to the 2nd degree of any such officer, director, shareholder or partner of such Person, as the case may be; or (g) any Person or of the Persons referred to in clauses (a) to (e) above controlled by any of the above.

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“Related to the Business” shall mean primarily used in connection with, or otherwise primarily relating to the Business as conducted by Seller and the Selling Companies as of immediately prior to the date hereof in the Ordinary Course; provided that, with respect to IP Rights, “Related to the Business” shall mean IP Rights owned or licensed by Seller or any Asset Selling Company or any of their respective Affiliates that are exclusively related to the Business.

“Release” shall mean any spilling, emitting, emptying, leaking, dumping, injecting, escaping, pumping, pouring, disposing, discharging or leaching into the environment.

“Remedial Action” shall mean any action required by Environmental Law to assess investigate, clean up, remove, remediate, correct, respond to or monitor any Release of Regulated Substances.

“Representatives” shall mean, as to any Person, such Person’s Affiliates and the agents, directors, officers, managers, employees, advisors (including, without limitation, financial, legal and accounting advisors) and representatives of such Person and its Affiliates.

“Required Approval” shall mean each of the Governmental Authorizations listed on Schedule 4.1(b).

“Restraint Area” shall mean (a) Australia, North America, Europe and Asia, or if that area is held to be unenforceable, (b) Australia and North America, or if that area is held to be unenforceable, (c) Australia, or if that area is held to be unenforceable, (d) New South Wales.

“Retained Business” shall mean all businesses, activities and operations conducted by Seller, the Asset Selling Companies, the Transferred Companies and/or their Affiliates other than the Business, including, and notwithstanding anything to the contrary in this Agreement or the Ancillary Agreements, (i) the Excluded Assets, (ii) the Excluded Liabilities, (iii) the DGA Business, (iv) the Jeffsperse Business, (v) the Astros Business, (vi) the Huntsman Product Families and (vii) the China JV Business.

“Retained Business Allocated Accounts Payable” shall mean any third-party Account Payable relating to more than one business unit of Seller, to the extent such Account Payable is allocated to the Retained Business and excluded from Net Working Capital, consistent with the Closing Accounts Principles.

“Retained Business Allocated Accounts Receivable” shall mean any third-party Account Receivable relating to more than one business unit of Seller, to the extent such Account Receivable is allocated to the Retained Business and excluded from Net Working Capital, consistent with the Closing Accounts Principles.

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“Retained Names” means any Trademark or Domain Name (collectively, “Mark”) that includes the name “Huntsman”, “JEFFSOL” or “JEFFCOOL” or any Mark related thereto, or any other Mark owned or controlled by Seller or any of its Affiliates that is not used exclusively in the Business, either alone or in combination with any other words, and with respect to any of the foregoing, any associated logos and any variation or derivative of the foregoing, and any Mark likely to cause confusion with the foregoing, together with any contracts or agreements granting rights to use the same and any IP Rights to the extent incorporating any of the same and any and all goodwill, registrations and applications relating thereto.

“Retention Escrow Agent” shall mean Bank of America, National Association, or any successor thereto.

“Retention Escrow Agreement” shall mean the escrow agreement, substantially in the form of Exhibit K, to be dated and executed as of the Closing Date between Seller, Buyer and the Retention Escrow Agent, with respect to the Retention Escrow Amount.

“Seller Affiliates” shall mean (a) the Selling Companies and (b) the Transferred Companies.

“Seller Benefit Plan” shall mean each Employee Benefit Plan that is sponsored, maintained, contributed to or required to be contributed to by Seller or any of its Affiliates for the benefit of any Employee (or his or her dependent or beneficiary) or in which any Employee participates or is eligible to participate in each case other than: (A) a plan, program or arrangement required to be maintained or contributed to by the Laws of the jurisdiction in which the Employee is working; or (B) a plan, program or arrangement maintained by a Governmental Authority or that requires the mandatory payment of social insurance Taxes or requires similar contributions to a governmental fund with respect to the wages of an Employee.

“Seller Guarantees” means, collectively, all letters of credit, guarantees, surety bonds, performance bonds and other financial assurance obligations issued or entered into by or on behalf of (or for the account of) Seller or any of its Affiliates (other than exclusively by the Transferred Companies) in connection with the Business.

“Selling Companies” shall mean (a) Seller, (b) the Asset Selling Companies and (c) the Entity Selling Company (it being understood that the Transferred Companies are not Selling Companies).

“Solvent” when used with respect to any Person, shall mean that, as of any date of determination, (a) the amount of the “fair saleable value” of the assets of such Person on a going concern basis will, as of such date, exceed (i) the value of all “liabilities of such Person, including contingent and other liabilities” as of such date, as such quoted terms are generally determined in accordance with applicable United States federal Laws governing determinations of the insolvency of debtors and (ii) the amount that will be required to pay the liabilities of such Person on its existing debts (including contingent liabilities) as such debts become absolute and matured, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date and (c) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, each of the phrases “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

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“Straddle Period” shall mean any Tax period that includes but does not end on the Closing Date.

“Supply and Tolling Agreements” shall mean the agreements set forth on Schedule 1.1(k), in each case, effective as of the Closing Date and in substantially the forms attached hereto as Exhibit A.

“Tax” or “Taxes” shall mean (i) any federal, state, local, provincial or foreign taxes, charges, fees, imposts, levies or other comparable assessments of any kind whatsoever, whether disputed or not, including all net income, gross income, gross receipts, capital, sales, use, good and services, ad valorem, value added, transfer, registration, franchise, margin, profits, branch, registration, utility, production, inventory, capital stock, license, withholding, payroll, employment, compensation, social security (or similar), unemployment, disability, healthcare, excise, severance, stamp, occupation, premium, windfall profits, environmental (including under Section 59A of the Code), alternative or add-on minimum, property, and estimated taxes, customs duties, fees, assessments and other charges in the nature of taxes, together with any interest, penalty, or addition thereto imposed on any amounts described in clause (i); (ii) any and all Liability for the payment of any items described in clause (i) above as a result of being (or ceasing to be) a member of an affiliated, consolidated, combined, unitary or aggregate group (or being included (or being required to be included) in any Tax Return related to such group); and (iii) any and all Liability for the payment of any amounts as a result of any express or implied obligation to indemnify any other person, any Tax allocation, sharing or similar agreement (whether oral or written, but excluding any such agreement entered into in the Ordinary Course, the primary subject matter of which is not Taxes) or any successor or transferee Liability, in respect of any items described in clause (i) or (ii) above.

“Tax Attribute” shall mean any Tax attribute, including any loss, loss carry forward, credit, credit carry forward, prepaid Tax or refund, and any claim for or right to receive any of the foregoing.

“Tax Contest” shall mean an audit, review, examination or other administrative or judicial proceeding, in each case by any Taxing Authority.

“Tax Law” shall mean any Law relating to the imposition of any Tax.

“Tax Return” shall mean any return, declaration, report, form, claim for refund, information return, estimate or statement relating to Taxes required to be filed with a Taxing Authority, including any schedule or attachment thereto, and including any amendment thereof.

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“Taxing Authority” shall mean any Governmental Authority exercising any authority to impose, regulate or administer the imposition of Taxes.

“Texas Agreement” shall mean the agreements set forth on Schedule 1.1(l).

“Texas PO/MTBE Agreement” shall mean the agreements set forth on Schedule 1.1(l).

“Total Closing Date Pension and OPEB Liabilities” means the sum of (i) the Pension Underfunding Liability as of the Closing Date and (ii) the U.S. OPEB Transfer Amount.

“Total Estimated Pension and OPEB Liabilities” shall mean $75,900,000.

“Transfer Taxes” shall mean all transfer, documentary, stamp duty, sales, use, registration, filing, conveyance, real property transfer gains, commodities and any similar Taxes incurred in connection with this Agreement, the Ancillary Agreements, the Acquisition and the other transactions contemplated hereby and thereby, in each case other than VAT.

“Transferred Benefit Plan” shall mean any Seller Benefit Plan that is sponsored or maintained by any Transferred Company.

“Transferred Companies” shall mean (i) Huntsman Propylene Oxide LLC, a Texas limited liability company, (ii) Huntsman International Fuels LLC, a Texas limited liability company, and (iii) Huntsman Corporation Australia Pty Limited ACN 083 984 187, an Australian proprietary limited company.

“Transferred Equity Interests” shall mean all of the issued and outstanding equity interests, together with all rights attached or accruing to those equity interests, in each of the Transferred Companies.

“Transferring Companies” shall mean (a) Seller, (b) the Asset Selling Companies and (c) the Transferred Companies.

“Transition Services Agreement” shall mean the transition services agreement, substantially in the form of Exhibit C (and including such Annexes to Schedule A thereto as may be agreed upon by the Parties in accordance with Section 7.10), to be dated as of the Closing Date between Seller and Buyer providing for Seller or Seller Affiliates and Buyer or its Affiliates to supply certain functional and transactional support services to each other.

“Treasury Regulations” shall mean the U.S. Treasury Regulations promulgated under the Code.

“US A/R Facility Documents” means the US RLA and the Transaction Documents (as defined in the US RLA).

“US RLA” means the U.S. Receivables Loan Agreement, dated as of October 16, 2009, as amended and restated from time to time, among Huntsman Receivables Finance II LLC, Vantico Group S.A R.L., the several entities party thereto as lenders, the several financial institutions party thereto as funding agents, the several commercial paper conduits party thereto as conduit lenders, the several financial institutions party thereto as committed lenders, PNC Bank, National Association and PNC Capital Markets LLC, as amended and restated from time to time.

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“VAT” shall mean any value-added or similar Tax (whether pursuant to the Laws of the EU, India, Australia or otherwise).

Section 1.2           Index of Defined Terms.

As used in this Agreement, the following terms shall have the meanings assigned to them in the respective locations set forth below:

Accounting Firm	Section 2.3(c)
Actuary Adjustment Statement	Section 2.3(j)
Actuary Firm	Section 2.3(j)
Actuary Notice of Disagreement	Section 2.3(j)
Agreed Section 338(h)(10) Elections	Section 10.10(c)
Allocation Statement	Section 2.4(a)
Alternative Debt Financing Commitments	Section 7.12(b)
Alternative Financing	Section 7.12(b)
Annexes	Section 1.3(b)
Aon	Section 2.3(j)
Applicable Tax Contest	Section 10.9(a)
Articles	Section 1.3(b)
Attorney-Client Communications	Section 13.19(b)
Australian MEC Group	Section 10.11(a)
Available Financing	Section 6.8(a)
Business IP	Section 5.11(b)
Business IP Registrations and Applications	Section 5.11(a)
Business Real Property	Section 5.8(b)
Business Transfer Documents	Section 2.1(e)
Buyer	Preamble
Buyer Disclosure Schedules	Section 1.3(b)
Buyer Financial Statements	Section 6.9(a)
Buyer Guarantor	Preamble
Buyer Indemnitees	Section 11.2(a)
Buyer-Signed Tax Returns	Section 10.8(a)
CFIUS Notice	Section 7.7
Chancery Court	Section 13.10(B)
Claim	Section 11.8
Closing Accounting Principles	Section 2.6
Closing Date	Section 3.1(a)
Closing Net Indebtedness	Section 2.3(a)
Closing Net Working Capital	Section 2.3(a)
communication	Section 1.3(j)
Competitive Activity	Section 8.3(a)
Confidential Information	Section 7.1(b)
Copyrights	Section 5.11(e)(iii)
Debt Financing	Section 7.12(a)

Debt Financing Unavailability Notice	Section 7.12(b)
Deferred Employee	Section 3.1(b)(vi)
Deferred Transfer	Section 3.1(b)(i)
Deferred Transfer Holdback	Section 3.1(b)(i)
Deposit	Section 2.2(a)
Disclosing Party	Section 7.1(b)
Domain Names	Section 5.11(e)(v)
End Date	Section 12.1(b)(i)
Environmental Loss	Section 11.10(b)
Environmental Permits	Section 7.3(b)
Equity Interest Certificates	Section 2.1(a)
Estimated Net Indebtedness	Section 2.2(d)
Estimated Net Working Capital	Section 2.2(d)
Estimated Statement	Section 2.2(d)
Exhibits	Section 1.3(b)
Export Approvals	Section 5.24(a)(ii)
Export Control Laws	Section 5.24(a)
Financial Statements	Section 5.5(a)
FIRPTA Affidavits	Section 10.5(a)
General Assignment and Assumption Agreement	Section 2.1(a)
Governmental Competition Authority	Section 7.4(a)
Huntsman Returns	Section 5.19(a)
Import Control Laws	Section 5.24(b)
Indemnified Party	Section 11.8
Indemnified Tax Party	Section 10.1(c)
Indemnified Taxes	Section 10.1(a)
Indemnifying Party	Section 11.8
Independent Accountant	Section 2.4(b)
India Deferred Closing Date	Section 3.1(b)(i)
India Transfer Agreement	Section 2.1(e)
Insurance Policies	Section 5.27
Interim Period	Section 3.1(b)(iii)
IP Matters Agreement	Section 2.1(a)
IP Registration and Application	Section 5.11(a)
IP Rights	Section 5.11(e)
Latest Balance Sheet	Section 5.5(a)(iii)
Law Firm	Section 13.19(a)
Leased Real Property	Section 5.8(b)

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Legal Advisors	Section 13.19(a)
Mark	Section 1.1
Material Contracts	Section 5.9(a)
Material Parties	Section 5.9(b)
Notice of Disagreement	Section 2.3(c)
OFAC	Section 5.24(a)
Open Field	Section 8.6(a)
Operating Income	Section 8.3(k)
Owned IP	Section 5.11(d)
Owned Real Property	Section 5.8(a)
Parties, and each, a 'Party'	Preamble
Patents	Section 5.11(e)(i)
President	Section 1.1
Price Adjustment Due Date	Section 2.3(k)
Price Adjustment Statement	Section 2.3(a)
Privileged Information	Section 13.19(c)
Privileges	Section 13.19(c)
Purchase Price	Section 2.2(c)
Real Property Leases	Section 5.8(b)
Receiving Party	Section 7.1(b)
Refund Recipient	Section 10.10(a)
Remedy Actions	Section 7.4(c)
Required Consents	Section 5.4
Retained Business Field	Section 8.6(a)

Retention Escrow Account	Section 3.2(b)(ii)
Retention Escrow Amount	Section 3.2(b)(ii)
Sanctioned Person	Section 5.24(a)(i)
Schedule	Section 1.3(b)
Sections	Section 1.3(b)
Seller	Preamble
Seller Disclosure Schedules	Section 1.3(b)
Seller Indemnitees	Section 11.3(a)
Seller-Signed Tax Returns	Section 10.8(a)
Straddle Period Tax Returns	Section 10.8(a)
Supply Provider	Section 10.3
Supply Recipient	Section 10.3
Tax Return Filer	Section 10.8(f)
Third Party Claim	Section 11.8
Title Policies	Section 5.8(a)
Top Customers	Section 5.9(b)
Top Suppliers	Section 5.9(b)
Trademarks	Section 5.11(e)(ii)
Transfer Tax Returns	Section 10.8(a)
Transferred IP Assignments	Section 2.1(g)
Transition Plan Issue	Section 7.13(a)
TSA Issue	Section 7.13(a)
Union Contract	Section 5.20(b)

Section 1.3           Interpretation and Construction.

(a)           As used in this Agreement, (i) the words “hereof”, “herein”, “hereto”, “hereunder” and “herewith” and words of similar import shall, unless otherwise stated, refer to this Agreement as a whole and not to any particular provision of this Agreement, (ii) the word “including”, and words of similar import, shall mean “including, but not limited to” and “including, without limitation”, (iii) the terms “dollars” and “U.S.$” shall mean United States Dollars, the lawful currency of the United States of America, (iv) the word “will” shall be construed to have the same meaning and effect as the word “shall”, (v) the word “or” is not exclusive, (vi) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”, (vii) any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders, (viii) the words “asset” and “property” shall be construed to have the same meaning and effect, (ix) references to a Person are also to its permitted successors and assigns, (x) masculine gender shall also include the feminine and neutral genders, and vice versa, (xi) the words “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form and (xii) the word “day” means calendar day unless Business Day is expressly specified and all references herein to any period of days shall mean the relevant number of calendar days unless otherwise specified. If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.

(b)            References to “Articles”, “Sections”, “Annexes” or “Exhibits” shall mean the Articles or Sections of, or the Annexes or Exhibits to, this Agreement, as the case may be, except as may be otherwise specified. When a reference is made in this Agreement to a “Schedule”, such reference shall be to the Schedules to the Seller Disclosure Schedules delivered by Seller to Buyer on the date hereof (the “Seller Disclosure Schedules”) or the Schedules to the Buyer Disclosure Schedules delivered by Buyer to Seller on the date hereof (the “Buyer Disclosure Schedules”). All terms defined in this Agreement shall have their defined meanings when used in any Annex, Exhibit or Schedule to this Agreement or any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein. Each of the Parties acknowledges and agrees that the specification of any dollar amount in the representations, warranties or covenants contained in this Agreement is not intended to imply that such amounts or higher or lower amounts are or are not material, and no Party shall use the fact of the setting of such amounts in any dispute or controversy between the Parties as to whether any obligation, item or matter is or is not material.

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(c)          Except as otherwise specifically provided in this Agreement, any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, supplemented or modified, including (i) (in the case of agreements or instruments) by waiver or consent and (in the case of Law) by succession of comparable successor Laws and (ii) all attachments thereto and instruments incorporated therein.

(d)          Terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

(e)          Any reference to any federal, state, local or foreign Law shall be deemed also to refer to all rules and regulations (or similar subsidiary legislation) promulgated thereunder, unless the context requires otherwise.

(f)           Each accounting term set forth herein and not otherwise defined shall have the meaning accorded to it under GAAP as modified by the Closing Accounting Principles. For the avoidance of doubt, in the event of a discrepancy between GAAP and the provisions of this Agreement, the provisions of this Agreement shall control.

(g)          Any reference to a Contract or other document means the Contract or other document as amended, supplemented and modified from time to time through the date hereof.

(h)          Except as otherwise expressly provided, any information “delivered” or “made available” to Buyer by Seller or any of its subsidiaries or Representatives shall include only that information (i) contained in the Data Room and that Buyer’s Representatives have been granted access to on or prior to August 6, 2019 11:59 p.m. New York time, a copy of which has been (or shall be promptly) provided to Buyer or (ii) provided to Buyer or Buyer’s Representatives on the date hereof via email to the email address of Buyer’s senior management or Buyer’s legal Representatives at any time prior to the execution hereof.

(i)           The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

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(j)           This Agreement is in the English language, and while this Agreement may be translated into other languages, the English language version shall control. All notices, demands, requests and other documents or communications (each a “communication”) under or in connection with this Agreement or any Ancillary Agreement will be in English or will be accompanied by a certified English translation (in which case the English version will prevail in the event of a conflict except to the extent the communication contains or consists of an official document issued by a Governmental Authority in a language other than English).

Article II
PURCHASE AND SALE

Section 2.1           Transferred/Excluded Assets; Transferred Equity Interests; Assumed/Excluded Liabilities.

(a)           Transferred Assets; Transferred Equity Interests. Pursuant to the terms and subject to the conditions set forth in this Agreement, at the Closing, (i) Seller will, and will cause the Asset Selling Companies and any Affiliates of Seller who own or otherwise hold any of the Transferred Assets to, sell, convey, assign, and transfer to Buyer or one or more of the Buyer Assignees, and Buyer will, or will cause one or more of the other Buyer Assignees to, purchase, acquire and accept, the Transferred Assets and (ii) Seller will, and will cause the Entity Selling Company to, sell, convey, assign, and transfer to Buyer or the designated Buyer Assignee, and Buyer will, or will cause the designated Buyer Assignees to, purchase, acquire and accept, the Transferred Equity Interests, in each case free and clear of all Encumbrances other than Permitted Encumbrances. Accordingly, Seller will, or will cause the other Selling Companies to, execute and deliver at the Closing, as applicable, an assignment and assumption agreement and bill of sale in the form of Exhibit D (the “General Assignment and Assumption Agreement”), an agreement with respect to Buyer’s post-closing use of certain names and other IP Rights of Seller and its Affiliates and other IP matters in the form of Exhibit E (the “IP Matters Agreement”), such other customary and usual instruments of conveyance, assignment and transfer as Buyer and Seller reasonably agree upon and, only with respect to Transferred Equity Interests that are currently certificated, certificates representing the Transferred Equity Interests (the “Equity Interest Certificates”), duly endorsed by either Seller or the Entity Selling Company, as applicable, for transfer to Buyer or the designated Buyer Assignee (or accompanied by duly executed undated blank stock powers) in each case to convey to Buyer all of the Selling Companies’ right, title and interest in and to the Transferred Assets and the Transferred Equity Interests.

(b)           Excluded Assets. Anything to the contrary herein notwithstanding, Buyer acknowledges and agrees that it is not purchasing, nor has any expectation to receive, pursuant to this Agreement or any of the transactions contemplated hereby any right, title or interest in any Excluded Asset (other than the rights granted pursuant to the IP Matters Agreement).

(c)           Assumed Liabilities. At the Closing, Buyer shall assume the Assumed Liabilities and shall agree to satisfy and discharge when due the liabilities and obligations of Seller and its Affiliates pursuant to the Assumed Liabilities; provided, however, that, for the avoidance of doubt, Buyer shall not be released from any liability or obligation hereunder if it assigns any of its rights, Liabilities or obligations hereunder to any Buyer Assignee. After the Closing, Buyer shall pay or cause to be paid all Assumed Liabilities as and when such Liabilities become due. Buyer will execute and deliver the General Assignment and Assumption Agreement and such other agreements and instruments as Seller may reasonably request, whereby Buyer agrees to assume and undertakes to pay, perform and discharge, as and when due, the Assumed Liabilities. Buyer shall promptly reimburse Seller for the performance by Seller or any of its Affiliates of any Assumed Liability the performance of which by, or on behalf of, Buyer or any of its Affiliates is not accepted by the obligee in the exercise of such obligee’s lawful rights. Notwithstanding the foregoing, in respect of Huntsman International (India) Private Limited, the assumption of Assumed Liabilities of Huntsman International (India) Private Limited shall be undertaken by the relevant Buyer Assignee from and after the Closing, but effective on the India Deferred Closing Date, and shall be paid by such Buyer Assignee from and after the Closing, but effective on the India Deferred Closing Date, as and when such Liabilities become due.

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(d)           Excluded Liabilities. Except as specifically provided in this Agreement or any Ancillary Agreement, neither Buyer nor any of its Affiliates shall assume or be obligated to pay, perform or otherwise discharge any Excluded Liability.

(e)           Business Transfer Documents. To the extent required or desirable under applicable foreign Law to effect the transactions contemplated hereunder, the Parties shall execute and deliver or cause their respective Affiliates to execute and deliver such stock, asset and/or business transfer agreements, bills of sale, deeds, assignments, assumptions and other documents and instruments of sale, conveyance, assignment, transfer and assumption (the “Business Transfer Documents”) as are necessary to effect any transfer of the Transferred Assets, the Transferred Equity Interests or the Employees or any assumption of the Assumed Liabilities in each territory set forth on Annex A (which annex may be updated or modified from time to time by agreement of Buyer and Seller) at the Closing (or, in the case of a Deferred Transfer, at the closing of such Deferred Transfer). The Business Transfer Documents shall be in form and substance reasonably agreed to by the Parties and as is usual and customary in the applicable jurisdiction; provided, however, that the Parties agree and acknowledge that the Business Transfer Documents are intended solely to formalize the terms and conditions of this Agreement in order to comply with any applicable foreign Law, shall not, except to the extent required by applicable foreign Law, impose any conditions not set forth in this Agreement and shall be, in all respects, consistent with the terms and conditions set forth in this Agreement and shall be prepared and finalized in good faith by the Parties. In the event of any inconsistency between this Agreement and a Business Transfer Document, this Agreement shall control. Notwithstanding the foregoing, the business transfer agreement in respect of the India Transfer (“India Transfer Agreement”) (i) shall include the provisions set forth on Exhibit F, (ii) shall be signed prior to Closing and (iii) shall be given effect at Closing or on the India Deferred Closing Date.

(f)           Transfers Subject to Third Party Consent. Other than as set forth in Section 3.1(a), to the extent that the full or partial sale, conveyance, assignment or transfer or attempted full or partial sale, conveyance, assignment or transfer to Buyer or a Buyer Assignee of any interest in, or liability, obligation or commitment under any Transferred Asset or a Commingled Contract related to the Business is prohibited by any applicable Law or would require any governmental or third party Consents and such Consents shall not have been obtained prior to the Closing, this Agreement shall not constitute a sale, conveyance, assignment or transfer, or an attempted sale, conveyance, assignment or transfer thereof. During the period commencing on the date hereof and continuing until three hundred sixty five (365) days after the Closing, (i) each of Buyer, the Buyer Assignees and the Selling Companies shall provide or cause to be provided to the other parties all commercially reasonable assistance as is reasonably requested in connection with securing such Consents as promptly as practicable (ii) if any Consents are not secured prior to the Closing, pending the earlier of obtaining such Consent or the expiration of such three hundred sixty five (365)-day period, Buyer, the Buyer Assignees and the Selling Companies shall use commercially reasonable efforts to cooperate in any lawful and reasonable arrangement reasonably proposed by either Buyer or Seller under which Buyer or a Buyer Assignee shall obtain the benefits and obligations under any such Transferred Asset or Commingled Contract to the extent related to the Business held by the Seller Affiliate following the Closing; provided, however, that no Selling Company shall be required to pay any consideration therefor, or to commence, defend or participate in any litigation or offer or grant any accommodation (financial or otherwise) to any third party; provided, further that Buyer shall indemnify and hold harmless the Seller Indemnitees from and against any and all Losses to the extent (A) directly arising from any action or failure of Buyer or any Buyer Assignee, (B) relating to any Transferred Asset or Commingled Contract to the extent related to the Business and (C) held by any Selling Company or Affiliate thereof for the benefit of Buyer or any Buyer Assignee, whether or not such holding is pursuant to any arrangement established pursuant to clause (ii). Buyer further agrees that no representation, warranty or covenant of Seller contained in this Agreement shall be breached or deemed breached, and except as otherwise expressly contemplated in this Agreement, no condition to Buyer’s obligations to close the transactions contemplated by this Agreement shall be deemed not satisfied as a result of (x) the failure to obtain any such Consent or as a result of any resulting default or termination or (y) any Proceeding commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any Consent or any resulting default or termination.

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(g)           Recording and Similar Responsibilities. Notwithstanding the provisions of this Section 2.1, unless provided otherwise within this Agreement, it shall be Buyer’s responsibility to prepare (i) the applicable Copyright assignments, Patent assignments and Trademark assignments (in each case substantially in the form of the assignments set forth in Exhibit J hereto, with such changes as are required to comply with requirements for recording in application jurisdictions outside the United States) with respect to the Transferred IP (the “Transferred IP Assignments”) and to record such assignments following execution thereof by Seller or an Asset Selling Company or any other Affiliate of Seller who holds any of the Transferred IP at Closing (or, in the case of a Deferred Transfer, at the closing of such Deferred Transfer) and (ii) the applicable deeds, assignment and assumption of leases, easements, local transfer forms, certificates of affidavits, and other documents necessary to effectuate the transfer of the Transferred Real Property (including the Operating and Production Agreement); provided, however, that, with respect to Huntsman International (India) Private Limited, Huntsman International (India) Private Limited shall make relevant filings for (A) transfer of the GIDC Lease and execute such relevant and necessary deeds and assignment applications to effectuate the transfer of the Transferred Real Property in India and (B) regularization of GIDC Non-Leased Land with GIDC. Seller shall provide to Buyer any records or other documentation in Seller’s possession, reasonably requested by Buyer and reasonably necessary for Buyer to update and clean up the chain of title for all Business IP Registrations and Applications with respect to all matters affecting title to such Business IP Registrations and Applications (including assignment, merger, name change, release of security interest or other records or other documentation) up to but excluding any assignment to Buyer. Buyer or the applicable Buyer Assignee shall use commercially reasonable efforts to cooperate with Seller for effectuating the transfer of the Transferred Real Property in India (or, in the case of a Deferred Transfer, at the closing of such Deferred Transfer).

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(h)          Buyer’s Responsibility for Fees. Notwithstanding the foregoing provisions of this Section 2.1, it shall be Buyer’s responsibility to bear all fees, duties and other reasonable and documented out-of-pocket costs payable in connection with (i) the transfer of such IP Rights referred to in Section 2.1(g)(i) and the recordation thereof, (ii) the recording and registration of title to the Transferred Assets and Transferred Equity Interests in the name of Buyer, the Buyer Assignees and their Affiliates, and (iii) the transfer of the Transferred Real Property (including, but not limited to, the cost of all real property title searches and/or title policies, zoning reports and surveys).

Section 2.2           Deposit; Purchase Price at Closing.

(a)           Prior to or substantially concurrently with the execution of this Agreement, Buyer has deposited with the Deposit Escrow Agent, to be held in escrow by the Deposit Escrow Agent, by bank wire transfer of immediately available funds, a deposit in the amount of Fifty Million U.S. Dollars $50,000,000 (the “Deposit”). The Deposit shall not be subject to any Encumbrance, attachment, trustee process or any other judicial process of any creditor of Buyer. Buyer shall obtain and post the Qualifying Letter of Credit and deliver such Qualifying Letter of Credit to Seller prior to 5:00 p.m. New York local time on September 4, 2019. Buyer’s failure to comply with the obligation set forth in the foregoing two sentences shall be deemed a material breach of this Agreement by Buyer. Solely upon delivery to Seller of the Qualifying Letter of Credit, Seller shall deliver to Buyer a Disbursement Request (as defined in the Deposit Escrow Agreement) signed by Seller, whereupon Buyer shall be deemed irrevocably and unconditionally authorized to countersign and deliver such Disbursement Request to the Deposit Escrow Agent and obtain a return of the Deposit. Buyer and Seller hereby agree that the Qualifying Letter of Credit may be drawn by Seller upon satisfaction of the Draw Conditions. For the avoidance of doubt, neither the proceeds of the Qualifying Letter of Credit nor the amount of the Deposit shall in any case be the sole or exclusive remedy for any Losses or damages incurred by Seller or limit or waive the right of Seller to pursue its remedies of specific performance set forth in Section 13.16 or any other legal or equitable remedies under this Agreement. If the Closing occurs, (i) Buyer shall be entitled to the entire Escrow Fund (as defined in the Deposit Escrow Agreement) free of any offset, defense or counterclaim by Seller and (ii) if the Qualifying Letter of Credit remains undrawn, it shall be immediately returned by Seller to Buyer. Notwithstanding anything herein to the contrary or otherwise, Seller shall be responsible for all costs, fees and expense, including attorneys’ fees and related costs, associated with obtaining such Qualifying Letter of Credit, up to an aggregate amount of Two Million U.S. Dollars ($2,000,000).

(b)           As an inducement to Seller to enter into this Agreement, Buyer Guarantor hereby absolutely, unconditionally and irrevocably guarantees the due and punctual observance and performance of each and every obligation (including all performance and payment obligations) undertaken by Buyer in this Agreement and the Ancillary Agreements. Buyer Guarantor consents and agrees to be held jointly liable with Buyer with respect to any of Buyer’s obligations contained in this Agreement and the Ancillary Agreements. This guarantee is an irrevocable guaranty of payment and shall continue in effect notwithstanding any extension or modification of the terms of this Agreement in accordance with Section 13.2. Buyer Guarantor hereby waives diligence, presentment, demand of performance, filing of any claim, any right to require any proceeding first against Buyer, any Buyer Assignee or the Business, as applicable, protest, notice and all demands whatsoever in connection with the performance of its obligations set forth in this Section 2.2(b). Buyer Guarantor has sufficient cash on hand or other sources of immediately available funds to enable it to guarantee all amounts payable by Buyer under this Agreement and the Ancillary Agreements.

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(c)           At the Closing, Buyer shall pay (or shall cause one or more of its Affiliates as Buyer may designate to pay), on behalf of Buyer and any applicable Buyer Assignees, to Seller (or one or more of its Affiliates as Seller may designate), on behalf of Seller and the other Selling Companies, an amount equal to Two Billion U.S. Dollars ($2,000,000,000) (the “Purchase Price”), which amount shall be payable as set forth in Section 3.2(b) and adjusted pursuant to Section 2.2(e). The Purchase Price shall be paid in immediately available funds by wire transfer to a U.S. bank account in accordance with written instructions delivered by Seller to Buyer prior to Closing. Notwithstanding the foregoing, in respect of Huntsman International (India) Private Limited, payment shall be made by the Buyer Assignee to Huntsman International (India) Private Limited in India on the Closing Date (or Deferred Closing Date, if applicable). Following the Closing, the Purchase Price shall be subject to further adjustment as provided for in Section 2.3.

(d)           On or prior to the fifth (5th) Business Day prior to the Closing Date, Seller shall prepare and deliver to Buyer a statement (the “Estimated Statement”) setting forth good faith estimates of the following amounts: (i) Funded Indebtedness and Cash Equivalents of the Transferred Companies, the Intercompany Payable Amount, and the Intercompany Receivable Amount, in each case as of the Closing Date, (ii) based on the estimates described in clause (i), the Net Indebtedness as of the Closing Date (the “Estimated Net Indebtedness”), (iii) Inventory, Accounts Receivable (other than Retained Business Allocated Accounts Receivable), Other Current Assets and Accounts Payable (other than Retained Business Allocated Accounts Payable), in each case as of the Closing Date and (iv) based on the estimates described in clause (iii), the Net Working Capital as of the Closing Date (the “Estimated Net Working Capital”).

(e)           The Purchase Price specified in Section 2.2(a) to be paid at the Closing shall be (i) increased, if the Estimated Net Indebtedness is a negative number, on a dollar-for-dollar basis by the amount equal to the absolute value of the Estimated Net Indebtedness or (ii) decreased, if the Estimated Net Indebtedness is a positive number, on a dollar-for-dollar basis by the amount equal to the Estimated Net Indebtedness. The Purchase Price specified in Section 2.2(c) to be paid at the Closing shall be (i) decreased, by the amount (if any), by which the Estimated Net Working Capital is less than the Net Working Capital Target, on a dollar-for-dollar basis by the amount of such deficit or (ii) increased, by the amount (if any), by which the Estimated Net Working Capital exceeds the Net Working Capital Target on a dollar-for-dollar basis by the amount of such excess.

Section 2.3            Purchase Price Adjustment Following Closing.

(a)           Within sixty (60) days after the Closing Date, Seller shall prepare and deliver to Buyer a statement (in its draft form, the “Price Adjustment Statement”), setting forth (i) the Net Working Capital transferred to Buyer (the “Closing Net Working Capital”) and (ii) the Net Indebtedness (the “Closing Net Indebtedness”) in each case as of the Effective Time, which Price Adjustment Statement shall include (i) a worksheet setting forth in reasonable detail how such amounts were calculated and (ii) reasonable supporting evidence for all significant balances and deviations and underlying calculations on a general ledger level of detail to the extent available. To the extent that the Closing Net Working Capital is greater than or less than the Estimated Net Working Capital, the Purchase Price shall be adjusted as described in Section 2.3(h) below. To the extent that the Closing Net Indebtedness is greater than or less than the Estimated Net Indebtedness, the Purchase Price shall be adjusted as described in Section 2.3(i) below. The Price Adjustment Statement shall be in the form of Schedule 2.3(a), which sets forth an example of the calculation of Net Working Capital and Net Indebtedness as of March 31, 2019. Additionally, until the Closing, Seller shall consider in good faith any reasonable comments or objections made in good faith by Buyer with respect to the Estimated Statement. For the avoidance of doubt, no disagreement among the Parties with respect to the Estimated Statement shall delay the Closing and the amounts set forth in the Estimated Statement shall be used to consummate the Closing.

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(b)           In connection with the preparation and review of the Price Adjustment Statement, (i) Buyer shall promptly, and in any event within such time frame as reasonably required by Seller, (A) assist, and shall cause its Affiliates to assist, Seller and its Representatives in Seller’s preparation of the Price Adjustment Statement and (B) afford to Seller and its Representatives, access to current and former advisors or the personnel, properties, books and records of the Business in the possession of Buyer or any of its Affiliates to the extent relevant to the preparation of the Price Adjustment Statement (including any taking and preparing of physical counts of Inventory) and (ii) Seller shall promptly, and in any event within such time frame as reasonably required by Buyer, afford to Buyer and its Representatives, access to the current or former advisors or personnel, properties, books and records of the Business in the possession of Seller or any of its Affiliates to the extent relevant to the review of the Price Adjustment Statement. Each Party shall not, and shall cause its Affiliates not to, take any action limiting the other Party’s reasonable access to the current and former advisors or personnel, properties, book or records as set forth in the foregoing sentence.

(c)           The Price Adjustment Statement shall become final, conclusive and binding upon the Parties on the forty-fifth (45th) day following receipt thereof by Buyer unless Buyer gives written notice of its disagreement (a “Notice of Disagreement”) to Seller prior to such date. Any Notice of Disagreement shall specify (i) in reasonable detail the nature and amount of any disagreement so asserted; (ii) disagreements with respect to (and only with respect to) (A) whether the calculation of Closing Net Working Capital or Closing Net Indebtedness was prepared in accordance with this Section 2.3, specifically, whether the Closing Accounting Principles were used, (B) whether the Price Adjustment Statement was prepared in accordance with the accounting procedures and principles described in Section 2.6, and (C) whether there were mathematical errors in the Price Adjustment Statement; and (iii) the amount that Buyer reasonably believes is the correct Closing Net Working Capital or Closing Net Indebtedness, as applicable, based on the disagreements set forth in the Notice of Disagreement, including a reasonably detailed description of the adjustments applied to the Price Adjustment Statement in calculating such amount. If a timely Notice of Disagreement is received by Seller, then the Price Adjustment Statement (as revised in accordance with clause (x) or (y) below) shall become final and binding upon the Parties on the earlier of (x) the date the Parties resolve any differences they have with respect to any matter specified in the Notice of Disagreement or (y) the date Ernst & Young LLP or, if Ernst & Young LLP is unable or unwilling to serve, another international accounting firm mutually agreed upon by Seller and Buyer (such firm, the “Accounting Firm”) delivers the final Price Adjustment Statement to the Parties (in accordance with the procedure set forth in this Section 2.3).

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(d)            During the thirty- (30) day period immediately following the delivery of a Notice of Disagreement, Seller and Buyer shall seek in good faith to resolve in writing any differences they may have with respect to any matter specified in the Notice of Disagreement. At the end of such thirty- (30) day period, if not resolved, Seller and Buyer shall submit for review and resolution by the Accounting Firm any and all matters that were included in the Notice of Disagreement and remain in dispute, and the Accounting Firm shall make a final determination of the values set forth on the Price Adjustment Statement (and shall use such determination to prepare the final Price Adjustment Statement), which determination shall be binding on the Parties; provided, however, the scope of such determination by the Accounting Firm shall be limited to those matters that remain in dispute and that were included in the Notice of Disagreement (including any sub-matters subordinate to a larger included matter), and only with respect to such matters permitted to be included in the Notice of Disagreement and on the grounds for which a Notice of Disagreement may be based pursuant to Section 2.3(c), and the Accounting Firm is not authorized or permitted to make any other determination.

(e)            Without limiting the generality of this Section 2.3, the Accounting Firm is not authorized or permitted to make any determination as to the accuracy of Section 5.5 or any other representation or warranty in this Agreement or as to compliance by Seller or any of its Affiliates with any of the covenants in this Agreement (other than this Section 2.3). The Accounting Firm shall make its final determination of the matters in dispute based solely on (A) the definitions and other applicable provisions of this Agreement (and shall not conduct an independent investigation), (B) a single written presentation submitted by each of Buyer and Seller (which the Accounting Firm shall be instructed to distribute to Buyer and Seller upon receipt of both such presentations) and (C) one written response of Buyer and Seller to each such presentation so submitted (which the Accounting Firm shall be instructed to distribute to Buyer and Seller upon receipt of such responses). For the avoidance of doubt, neither Buyer nor Seller shall have any ex parte communications with the Accounting Firm relating to this Section 2.3 or this Agreement. The fees and expenses of the Accounting Firm shall be borne by Seller, on the one hand, and Buyer, on the other hand, in inverse proportion as they may prevail on matters resolved by the Accounting Firm, which proportionate allocations shall also be determined by the Accounting Firm at the time the determination of the Accounting Firm is rendered on the merits of the matters submitted. For the avoidance of doubt, neither the calculations nor the purchase price adjustment to be made pursuant to Section 2.3 is intended to be used to adjust for errors or omissions, including with respect to any adjustment proposed by auditors (whether or not made), that may be found with respect to the Financial Statements, for which Article XI shall be the sole and exclusive remedy. It is understood that (i) the example calculation of Net Working Capital set forth on Schedule 2.3(a) is attached only for the purposes set forth in the definition of “Net Working Capital” and (ii) the Net Working Capital Target is a negotiated number derived independently of the example calculation of Net Working Capital set forth on Schedule 2.3(a).

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(f)           In resolving matters submitted to it pursuant to Section 2.3, the Accounting Firm and the Actuary Firm, as applicable, shall make its final determination on all matters as soon as practicable following its appointment, and such final determination by the Accounting or the Actuary Firm, as applicable, shall (i) be in writing; (ii) include the Accounting Firm’s or the Actuary Firm’s, as applicable, calculation of the purchase price adjustment; (iii) include the Accounting Firm’s or the Actuary Firm’s, as applicable, determination of each matter submitted to it pursuant to Section 2.3(d) or Section 2.3(j), as applicable; (iv) include the fees and expenses allocation pursuant to Section 2.3(d) or Section 2.3(j), as applicable; and (v) include a brief summary of the Accounting Firm’s or the Actuary Firm’s, as applicable, reasons for its determination of each issue.

(g)          A Party claiming that any other Party has failed to comply with its obligations under Section 2.3(b) or Section 2.3(j), as applicable, to provide access to information may initiate the appointment or engagement of the Accounting Firm or the Actuary Firm, as applicable, by making a written request directly to the Accounting Firm or the Actuary Firm, as applicable; provided, however, that the Party making such claim must provide prompt prior written to notice to the other Party of its intent to appoint the Accounting Firm or the Actuary Firm, as applicable, and a reasonable period of time for the other Party to cure any such alleged failure. If any Party initiates the appointment or engagement of the Accounting Firm or the Actuary Firm, as applicable, under this Section 2.3(g), the Accounting Firm or the Actuary Firm, as applicable, shall have the authority: (i) to determine if a Party has complied with its obligations to provide access to the information required pursuant to Section 2.3(b) or Section 2.3(j), as applicable, and to order that a Party comply with any such obligations; (ii) to extend any deadlines set forth in this Section 2.3, including the immediate temporary suspension of such deadlines during the time period necessary to resolve the disputed issue; and (iii) to allow a Party the right to amend any prior Price Adjustment Statement, Actuary Adjustment Statement, Notice of Disagreement, or Actuary Notice of Disagreement where it finds that such Party had been prejudiced by the failure to have been provided access to such information.

(h)          If the final Price Adjustment Statement discloses that Closing Net Working Capital exceeds the Estimated Net Working Capital, then the amount of such excess shall be added on a dollar-for-dollar basis to the Purchase Price and if the final Price Adjustment Statement discloses that the Closing Net Working Capital is less than the Estimated Net Working Capital, then the Purchase Price shall be reduced on a dollar-for-dollar basis by the amount of such deficit; provided, however, that if the final Price Adjustment Statement discloses that the Closing Net Working Capital is equal to the Estimated Net Working Capital, then there shall be no adjustment under this Section 2.3(h) to the Purchase Price.

(i)           If the final Price Adjustment Statement discloses that Estimated Net Indebtedness exceeds the Closing Net Indebtedness, then the amount of such excess shall be added on a dollar-for-dollar basis to the Purchase Price. If the final Price Adjustment Statement discloses that Estimated Net Indebtedness is less than the Closing Net Indebtedness, then the Purchase Price shall be reduced on a dollar-for-dollar basis by the amount of such deficit. If the final Price Adjustment Statement discloses that Estimated Net Indebtedness is equal to Closing Net Indebtedness, then there shall be no adjustment under this Section 2.3(i) to the Purchase Price.

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(j)           On or before the Closing Date, Buyer and Seller shall jointly engage Aon Actuarial & Analytics (“Aon”) or, if Aon is unable or unwilling to serve or if the proposal provided by Aon to Buyer and Seller specifying the scope of its obligations with respect to this Section 2.3(j), the fees associated with such performance of services, and/or the credentials of the team members to be engaged is unacceptable to Buyer or to Seller, another international accounting firm mutually agreed upon by Seller and Buyer (such firm, the “Actuary Firm”) to perform the services set forth in this Section 2.3(j). Within sixty (60) days after the Closing Date, the Actuary Firm shall prepare and deliver to Buyer and Seller a statement (in its draft form, the “Actuary Adjustment Statement”), setting forth the Pension Underfunding Liability as of the Closing Date (specifying the amount of the Transferred U.S. Pension Accrued Benefits and the Transferred U.S. Pension Assets used for such determination) and the U.S. OPEB Transfer Amount, in each case as of the Closing Date, which Actuary Adjustment Statement shall include a worksheet setting forth in reasonable detail how such amounts were calculated. To the extent that the final Actuary Adjustment Statement discloses a Pension and OPEB Purchase Price Adjustment, then the Purchase Price shall be reduced on a dollar-for-dollar basis by the amount of such Pension and OPEB Purchase Price Adjustment. In connection with the preparation and review of the Actuary Adjustment Statement, Buyer and Seller shall promptly assist, and shall cause their respective Affiliates to assist, the Actuary Firm in its preparation of the Actuary Adjustment Statement. The Actuary Adjustment Statement shall become final, conclusive and binding upon the Parties on the forty-fifth (45th) day following receipt thereof by Buyer and Seller unless Buyer or Seller gives written notice of its disagreement (an “Actuary Notice of Disagreement”) to the other Party and the Actuary Firm prior to such date. Any Actuary Notice of Disagreement shall specify (i) in reasonable detail the nature and amount of any disagreement so asserted; and (ii) the amount that Buyer or Seller reasonably believes is the correct Pension Underfunding Liability as of the Closing Date and the U.S. OPEB Transfer Amount, as applicable, based on the disagreements set forth in the Actuary Notice of Disagreement, including a reasonably detailed description of the adjustments applied to the Actuary Adjustment Statement in calculating such amount. Such disagreements may include (but are not limited to) (A) the actuarial assumptions or applicable data used for the calculation of the Pension Underfunding Liability as of the Closing Date and/or the U.S. OPEB Transfer Amount, (B) whether the calculation of the Pension Underfunding Liability as of the Closing Date and/or the U.S. OPEB Transfer Amount was prepared in accordance with this Agreement (including Section 15 of Exhibit H), the requirements of applicable Law and any issued guidance thereunder or professional standards applicable to the Actuary Firm, and (C) mathematical errors in the Actuary Adjustment Statement. Seller shall as soon as administratively practicable, furnish to Buyer such information and data as Buyer may reasonably request in order for Buyer to review the Actuary Firm’s calculations and determinations, including without limitation all supporting information and data underlying the data and information provided by Seller to the Actuary Firm. If a timely Actuary Notice of Disagreement is received by Seller or Buyer, as applicable, and the Actuary Firm, then the Actuary Adjustment Statement (as revised in accordance with clause (x) or (y) below) shall become final and binding upon the Parties on the earlier of (x) the date the Parties resolve any differences they have with respect to any matter specified in the Actuary Notice of Disagreement or (y) the date the Actuary Firm delivers the final Actuary Adjustment Statement to the Parties (in accordance with the procedure set forth in this Section 2.3(j)). During the thirty- (30) day period immediately following the delivery of an Actuary Notice of Disagreement, Seller and Buyer shall seek in good faith to resolve in writing any differences they may have with respect to any matter specified in the Actuary Notice of Disagreement. At the end of such thirty- (30) day period, if not resolved, Seller and Buyer shall submit for review and resolution by the Actuary Firm any and all matters that were included in the Actuary Notice of Disagreement and remain in dispute, and the Actuary Firm shall make a final determination of the values set forth on the Actuary Adjustment Statement (and shall use such determination to prepare the final Actuary Adjustment Statement), which determination shall be binding on the Parties; provided, however, the scope of such determination by the Actuary Firm shall be limited to those matters that remain in dispute and that were included in the Actuary Notice of Disagreement (including any sub-matters subordinate to a larger included matter) unless the Actuary Firm identifies and determines that an error has been made with respect to any value, statement, or any other aspect of the Actuary Adjustment Statement (including the worksheet thereunder). The fees and expenses of the Actuary Firm of preparing the initial Actuary Adjustment Statement and all subsequent work involved to prepare the final Actuary Adjustment Statement shall be borne equally by Seller and Buyer.

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(k)           No payment pursuant to this Section 2.3 need be made by either Party until the date that is fifteen (15) Business Days after the determination of the final Price Adjustment Statement or the final Actuary Adjustment Statement (as applicable, the “Price Adjustment Due Date”); provided, however, that on or before any applicable Price Adjustment Due Date, Buyer or Seller shall pay or cause to be paid to the other Party (or one or more of its Affiliates as may be designated by such receiving Party), in immediately available funds by wire transfer to one or more bank accounts that have been designated in writing at least two (2) Business Days prior to such Price Adjustment Due Date by the Party receiving payment, cash in U.S. dollars in an amount equal to the aggregate Purchase Price adjustment under Section 2.3(h), Section 2.3(i) and Section 2.3(j), as applicable, if any.

Section 2.4           Allocation of the Consideration.

(a)           Within one hundred twenty (120) days following the determination of the final Price Adjustment Statement and the final Actuary Adjustment Statement pursuant to Section 2.3, Buyer shall prepare an allocation of the Purchase Price (and any other relevant amounts) among the Transferred Assets and the Transferred Equity Interests (and the assets of any Transferred Company with respect to which an election is made pursuant to Section 338(h)(10) of the Code in accordance with Section 10.10(c)) as of the Effective Time in accordance with the allocation instructions set forth on Exhibit G for U.S. federal (and applicable state and local) income tax purposes, and, to the extent required by applicable Law, for non-U.S. Tax purposes (the “Allocation Statement”).

(b)           If, within thirty (30) days after the delivery of the Allocation Statement, Seller notifies Buyer that Seller objects to the allocation set forth in the Allocation Statement, Buyer and Seller shall seek in good faith to resolve such dispute within thirty (30) days. In the event that Buyer and Seller are unable to resolve such dispute within thirty (30) days, Buyer and Seller shall jointly retain, and cooperate in good faith with a nationally recognized independent public accounting firm as shall be mutually agreed by the Parties (the “Independent Accountant”) to resolve the disputed items. For the avoidance of doubt, Exhibit G shall be binding upon the Independent Accountant, and in no event shall the Independent Accountant resolve any such dispute in contravention of the instructions set forth on Exhibit G in any respect. Upon resolution of the disputed items, the allocation reflected in the Allocation Statement shall be adjusted to reflect such resolution. The fees and expenses of the Independent Accountant shall be allocated to be paid by Buyer and Seller in inverse proportion as they may each prevail on matters resolved by the Independent Accountant, which proportionate allocations shall also be determined by the Independent Accountant at the time the determination of the Independent Accountant is rendered on the merits of the matters submitted. In the event that Seller notifies Buyer that it accepts the Allocation Statement, or does not notify Buyer of any objections to the Allocation Statement during such thirty- (30) day period, Seller shall be considered to have accepted the accuracy of the Allocation Statement delivered by Buyer. Any adjustments to the Purchase Price shall be reflected in the Allocation Statement in a manner consistent with applicable Tax Law and the allocation instructions of Exhibit G as mutually agreed by the Parties (it being understood that no Party will unreasonably withhold, condition or delay such agreement).

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(c)           The Parties shall file all Tax Returns in a manner consistent with the Allocation Statement (including IRS Form 8594), and no Party shall take any position in any Tax forum that is inconsistent with the Allocation Statement absent a determination (within the meaning of Section 1313(a) of the Code) or the prior written consent of Seller or Buyer, as applicable.

Section 2.5           Withholding.

(a)           With respect to any withholding or deduction required pursuant to U.S. federal, state or local Tax Law, Buyer shall be entitled to deduct and withhold from the consideration otherwise payable under this Agreement and the Ancillary Agreements such Taxes as it is required to deduct and withhold pursuant to such Law. If Buyer believes that any withholding of Tax is required with respect to any payment under this Agreement or any Ancillary Agreement, then Buyer shall (i) give written notice to Seller describing the basis for such withholding in reasonable detail at least ten (10) Business Days prior to the Closing Date, (ii) provide Seller with a reasonable opportunity to provide any applicable certificate, form or documentation that would reduce or eliminate the requirement to deduct and withhold Tax with respect to such payment, and (iii) otherwise cooperate with Seller and take such steps as such Seller may reasonably request to reduce or eliminate such withholding obligation to the extent permitted by applicable Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for purposes of this Agreement or the applicable Ancillary Agreements as having been paid to the person in respect of which such deduction and withholding was made.

(b)          Except to the extent provided in Section 2.5(a), Buyer shall not, and shall cause its Affiliates not to, deduct or withhold any Taxes from any amounts required to be paid pursuant to this Agreement or the Ancillary Agreements.

Section 2.6           Accounting Procedures.

The Price Adjustment Statement and the Estimated Statement shall be unaudited and prepared (A) first, in accordance with Seller’s accounting principles set forth on Annex B (the “Closing Accounting Principles”), (B) second, subject to the foregoing clause (A), in accordance with the defined terms set forth in this Agreement, and (C) third, subject to the foregoing clauses (A) and (B), in accordance with GAAP, and shall include only those line items set forth in the example calculation of Net Working Capital set forth on Schedule 2.3(a); provided, however, that such statements, calculations and determinations: (i) shall not include any purchase accounting or other adjustment arising out of the consummation of the transactions contemplated by this Agreement; (ii) shall be based on facts and circumstances as they exist prior to the Closing and shall exclude the effect of any change in law or GAAP (or interpretation or enforcement thereof) or any other act, decision or event occurring on or after the Closing (including any market or business development); and (iii) shall follow the defined terms contained in this Agreement.

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Article III
CLOSING

Section 3.1           Closing.

(a)           The Closing shall take place remotely via the exchange of documents and signatures by electronic mail and/or facsimile on the third (3rd) Business Day following the satisfaction (or, to the extent permitted, waiver by the Parties entitled to the benefits thereof) of all the conditions set forth in Article IV (other than those conditions that by their terms are to be satisfied at the Closing but subject to the satisfaction (or, to the extent permitted, waiver by the Parties entitled to the benefits thereof) of such conditions) or at such other times and places as the Parties may mutually agree; provided, however, that in all cases the Closing must not occur on a day that is not a Business Day. The date on which the Closing occurs is the Closing Date (the “Closing Date”). All of the actions to be taken and documents to be executed and delivered at the Closing shall be deemed to be taken, executed and delivered simultaneously, and no such action, execution or delivery shall be effective until all are complete, except as specifically provided herein. The Closing shall be deemed to be effective as to each jurisdiction in which the Transferred Assets and the Transferred Equity Interests are transferred to, and the Assumed Liabilities are assumed by, Buyer or the applicable Buyer Assignee as of the Effective Time.

(b)

(i)           Notwithstanding anything herein to the contrary, if the GIDC Conditions are not satisfied at the same time that all the conditions of Article IV have been satisfied or waived, then the India Transfer will not occur on the Closing Date, but shall instead occur as set forth in this Section 3.1(b) (or upon the waiver thereof by Buyer and Seller) (the “Deferred Transfer”). The Parties shall use reasonable best efforts to ensure that the India Transfer occurs as soon as reasonably practicable after the Closing Date (the date on which the closing of such transfer, the “India Deferred Closing Date”) in accordance with this Section 3.1(b). For the avoidance of doubt, the Closing Date shall not be delayed as a result of the India Transfer; provided, however, that the amount of the Purchase Price paid at Closing shall be reduced by an amount equal to Twenty-Five Million U.S. Dollars ($25,000,000) (the “Deferred Transfer Holdback”) until the India Deferred Closing Date; provided, further, that, the Deferred Transfer Holdback shall bear interest at the Interest Rate from the Closing Date until the date the Deferred Transfer Holdback is actually received by Seller, and Huntsman International (India) Private Limited shall be entitled to the Deferred Transfer Holdback and all interest accrued thereon on the India Deferred Closing Date. At or prior to the closing of the India Transfer, Seller and its Affiliates, on the one hand, and Buyer and the Buyer Assignees, on the other, shall execute and deliver the Business Transfer Documents pertaining to the India Transfer in accordance with Section 2.1(e). Notwithstanding that the Business in India will not be transferred to Buyer on the Closing Date, all of the provisions of this Agreement, including relating to calculation of Net Working Capital, Net Indebtedness, the Purchase Price adjustments and the indemnification provisions, shall apply to the Parties as though such transfer occurred at the Closing, except to the extent otherwise expressly provided in this Section 3.1(b). The Parties agree that the Transition Services Agreement to be executed on the Closing Date will include services and fees pertaining to the India operations, but notwithstanding the inclusion of such services and fees in the Transition Services Agreement on the Closing Date, no services shall be provided thereunder and no fees shall be paid thereunder with respect to the India operations prior to the India Deferred Closing Date, but shall instead commence on the India Deferred Closing Date. Neither Seller nor any of its Affiliates makes any representation or warranty of any kind whatsoever, whether express or implied, at Law or in equity, with respect to the India operations, other than as set forth in Article V of this Agreement and then only as of the date of this Agreement, the Closing Date and the India Deferred Closing Date, in accordance with the terms of this Agreement.

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(ii)          From and after the Closing, and until the India Deferred Closing Date, the India operations (including all Cash Equivalents generated with respect thereto from and after the Closing) will be held for Buyer’s or the applicable Buyer Assignee’s benefit and account and will be managed and operated by Seller and its Affiliates for Buyer’s (or its designated Affiliate’s) benefit and account.

(iii)         Except as otherwise contemplated by Section 3.1(b), during the period from (but not including) the Closing Date through (and including) the India Deferred Closing Date (the “Interim Period”): (A) the India operations will be operated in the Ordinary Course or, unless prohibited by applicable Law, otherwise in such manner as Buyer shall reasonably request, (B) notwithstanding Section 11.1(d) Seller’s pre-Closing obligations pursuant to Section 7.2 will continue in force with respect to the India operations, until India Deferred Closing Date occurs (and all references to Closing Date therein shall include the India Deferred Closing Date), and (C) no distributions or dividends (whether in cash, securities, property or other assets) shall be made by Huntsman International (India) Private Limited to its shareholders. Buyer and Seller will, and will cause their respective Affiliates to, use commercially reasonable efforts to minimize any Liability for Taxes with respect to the deferral of the India Transfer.

(iv)        Seller and its Affiliates will have no Liability to Buyer or any of its Affiliates arising out of the management or operation of the India operations other than for Losses arising out of breach of pre-Closing obligations, gross negligence or willful misconduct, for which Losses Seller will indemnify Buyer and its Affiliates; provided, however, that Seller and its Affiliates will have no Liability for actions taken in accordance with the request or at the direction of Buyer or its Affiliates.

(v)          The India Deferred Closing will be effected on the fifth (5th) Business Day after the GIDC Conditions have been satisfied (or upon the waiver thereof by Buyer and Seller), or at such other time as the Parties may agree. In the event that the India Deferred Closing Date does not occur prior to the one (1) year anniversary of the Closing Date, Buyer shall have the sole discretion to either cancel the India Transfer (in which case Seller shall forfeit its right to the Deferred Transfer Holdback) or extend the time period for India Transfer (at its sole discretion).

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(vi)        With respect to each Employee who is primarily based within the India operations as of the Closing Date (a “Deferred Employee”), (A) the India Deferred Closing Date shall be deemed to be the Closing Date for all purposes of Article IX and Exhibit H of this Agreement and (B) any rights or obligations of the parties with respect to the Deferred Employees pursuant to Article IX and Exhibit H of this Agreement that are said to be effective as of the Closing, the Closing Date or the Effective Time shall be deemed to be effective as of the India Deferred Closing Date. Seller shall update Schedule 1 of Exhibit H periodically during the Interim Period to reflect any additional Deferred Employees, new hires, transfers, retirements, resignations, dismissals and other employment terminations with respect to Deferred Employees that may have occurred at any time during the Interim Period. The Parties acknowledge that certain Transferred Employees (other than the Deferred Employees) have roles and responsibilities pertaining to the India operations, and agree that such Transferred Employees may continue to have such roles and responsibilities (including with respect to Deferred Employees) during the Interim Period and Seller and Huntsman International (India) Private Limited shall facilitate such discharge of roles and responsibilities.

(vii)       For purposes of Section 2.1(f), Section 7.1, Section 7.2, Section 7.3, Section 7.6, Section 8.4, Section 8.5, Section 2(b) of Exhibit H, Section 3 of Exhibit H, and Section 4 of Exhibit H, to the extent applicable to India operations, all references to the Closing Date or the Effective Time shall be deemed to be references to the India Deferred Closing Date.

(c)           To the extent permitted by applicable Tax Laws, Seller and Buyer agree to treat and report, and to cause their respective Affiliates to treat and report, on their Tax Returns, the Transferred Assets and the Transferred Equity Interests that are subject to the provisions of this Section 3.1 as assets owned by Buyer or its applicable Affiliates as of the Closing Date. For the avoidance of doubt, any Tax items related to the assets treated as owned by Buyer pursuant to the preceding sentence shall be treated for all purposes under this Agreement as attributable to a Post-Closing Tax Period.

Section 3.2           Closing; Deliveries.

(a)           At the Closing, Seller, for itself and as agent for the other Selling Companies or any of their applicable Affiliates, shall deliver or cause to be delivered (unless delivered previously) to Buyer, for itself and as agent for the Buyer Assignees:

(i)           the Transition Services Agreement, duly executed by Seller;

(ii)          the General Assignment and Assumption Agreement, duly executed by Seller;

(iii)         the IP Matters Agreement, duly executed by Seller;

(iv)         the Operating and Production Agreement, duly executed by Seller;

(v)          the Retention Escrow Agreement, duly executed by Seller;

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(vi)        except with respect to any Deferred Transfer, the Business Transfer Documents for each applicable jurisdiction as contemplated by Section 2.1(e), duly executed by Seller;

(vii)       the Equity Interest Certificates as contemplated by Section 2.1(a);

(viii)      a duly executed certificate of an authorized officer of Seller certifying as correct and complete the copy of the resolutions of the board of directors (or equivalent) of Seller authorizing the execution, delivery and performance of this Agreement, the other Ancillary Agreements and any other documents delivered by Seller hereunder;

(ix)        the officer’s certificate referred to in Section 4.2(c), duly executed by Seller;

(x)         (A) with respect to each of the two (2) Transferred Owned Real Property locations in Texas, a special warranty deed, a bill of sale and an assignment and assumption of leases, duly executed by the appropriate Seller Affiliate, and (B) with respect to each of the two (2) Transferred Owned Real Property locations in Texas and the one (1) Transferred Leased Real Property location in Texas, such customary affidavits or other instruments as may reasonably be required by a title insurance company for recordation or in the issuance of an owner or leasehold policy of title insurance (as applicable), duly executed by the appropriate Seller Affiliate (but for the avoidance of doubt, no third party); provided, that any such affidavits or other instruments are delivered by Buyer to Seller no less than ten (10) days prior to the Closing Date; provided, further, that, that the issuance of any title policy shall not be a condition to Closing;

(xi)        an assignment and assumption of lease with respect to each Transferred Leased Real Property, duly executed by the appropriate Seller Affiliate;

(xii)       the FIRPTA Affidavits;

(xiii)      IRS Forms 8023, executed by Seller, and such other documentation required to be filed therewith pursuant to applicable Treasury Regulations in connection with the Agreed Section 338(h)(10) Elections;

(xiv)      the Transferred IP Assignments, duly executed by Seller;

(xv)       the Supply and Tolling Agreements, duly executed by Seller; and

(xvi)      a Texas Form 01-917, Statement of Occasional Sale, duly executed by Seller.

(b)          At the Closing, Buyer, for itself and as agent for the Buyer Assignees, shall deliver (unless delivered previously) to Seller, for itself and as agent for the other Selling Companies (or, in the case of Section 3.2(b)(ii), to the Retention Escrow Agent):

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(i)           subject to Section 2.2(c), an amount equal to the sum of (A) the Purchase Price less (B) the Retention Escrow Amount less (C) fifty percent (50%) of all expenses, fees and disbursements payable to the Retention Escrow Agent under the Retention Escrow Agreement less (D) fifty percent (50%) of the total amount of all underwriting fees, costs and premium of the R&W Insurance Policy less (E) the Deferred Transfer Holdback to the extent applicable, by wire transfer in U.S. Dollars in immediately available funds to a U.S. bank account in accordance with written instructions delivered by Seller to Buyer prior to the Closing; provided, however, that the consideration for the India Transfer shall be paid in India, in INR;

(ii)          pursuant to the terms of the Retention Escrow Agreement, an amount equal to Fifteen Million U.S. Dollars ($15,000,000) (the “Retention Escrow Amount”) by wire transfer in immediately available funds to a bank account designated by the Retention Escrow Agent (the “Retention Escrow Account”), with the Retention Escrow Amount to be held and disbursed by the Retention Escrow Agent in accordance with the terms of, and at the time or times set forth in, the Retention Escrow Agreement;

(iii)         the Transition Services Agreement, duly executed by Buyer;

(iv)         the General Assignment and Assumption Agreement, duly executed by Buyer;

(v)          the IP Matters Agreement, duly executed by Buyer;

(vi)         the Operating and Production Agreement, duly executed by Buyer;

(vii)        the Retention Escrow Agreement, duly executed by Buyer and the Retention Escrow Agent;

(viii)       the Business Transfer Documents for each applicable jurisdiction as contemplated by Section 2.1(e), duly executed by Buyer;

(ix)         the officer’s certificate pursuant to Section 4.3(c), duly executed by Buyer;

(x)          a certificate of an authorized officer of Buyer certifying as correct and complete, a copy of the resolutions of the board of directors (or equivalent) of Buyer and any Buyer Assignee, as applicable, authorizing the execution, delivery and performance of this Agreement, the other Ancillary Agreements and any other documents delivered by Buyer or any Buyer Assignee, as applicable, hereunder, duly executed by Buyer;

(xi)         the Supply and Tolling Agreements, duly executed by Buyer; and

(xii)        the Transferred IP Assignments, duly executed by Buyer.

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Article IV
CONDITIONS TO CLOSING

Section 4.1           Conditions to the Obligations of Buyer and Seller.

All of the respective obligations of Buyer and Seller hereunder are subject to fulfillment, prior to or at the Closing, of the following conditions (compliance with which or the occurrence of which may be waived in whole or in part by either Party in writing with respect to fulfillment of conditions to its own obligations):

(a)           No Legal Restraint shall be in effect preventing the consummation of the Acquisition.

(b)          (i) All Required Approvals shall have been obtained and (ii) waiting periods necessary for the consummation of the Acquisition imposed by any Governmental Authority or required pursuant to any Competition Law in any jurisdiction where a Required Approval is required shall have expired or shall have been terminated.

Section 4.2           Conditions to the Obligations of Buyer.

All of the obligations of Buyer hereunder are subject to fulfillment, prior to or at the Closing, of the following conditions (compliance with which or the occurrence of which may be waived in whole or in part by Buyer in writing):

(a)          (i) The representations and warranties contained in Article V (other than Section 5.1 (Organization), Section 5.2 (Authority; Binding Effect), Section 5.7(a)-(b) (Equity Interests of the Transferred Companies) and Section 5.26 (Brokers)) shall be true and correct (determined without regard to any qualification therein as to materiality, Material Adverse Effect or similar qualifiers contained in any such representation or warranty) on and as of the date hereof (unless the inaccuracy or inaccuracies as of the date hereof which would otherwise result in a failure of this condition have been cured as of the Closing) and as of the Closing Date as though made on and as of the Closing Date (other than such representations and warranties that are expressly made as of a certain date, which need only be true and correct as of such date), except in each case, where failures of such representations and warranties to be true and correct would not, individually or in the aggregate, have a Material Adverse Effect and (ii) the representations and warranties contained in Section 5.1 (Organization), Section 5.2 (Authority; Binding Effect), Section 5.7(a)-(b) (Equity Interests of the Transferred Companies) and Section 5.26 (Brokers) shall be true and correct in all material respects (determined without regard to any qualification therein as to materiality, Material Adverse Effect or similar qualifiers contained in any such representation or warranty) on and as of the date hereof (unless the inaccuracy or inaccuracies as of the date hereof which would otherwise result in a failure of this condition have been cured as of the Closing) and as of the Closing Date as though made on and as of the Closing Date (other than such representations and warranties that are expressly made as of a certain date, which need only be true and correct as of such date).

(b)          The Selling Companies shall have performed and complied in all material respects with all the terms, provisions and conditions of this Agreement and the Ancillary Agreements to be complied with and performed by any Selling Company at or before the Closing.

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(c)          Seller shall have delivered to Buyer a certificate dated the Closing Date and executed by an authorized officer of Seller to the effect that each of the conditions specified above in Section 4.2(a) and Section 4.2(b) is satisfied in all respects.

(d)          Since the date of this Agreement, there has been no Material Adverse Effect.

(e)          Seller shall have delivered to Buyer the consent of the counterparty to assign the Contract listed on Schedule 4.2(e), in customary form and substance and executed by an authorized agent of the counterparty.

(f)          Day 1 IT Readiness has been achieved.

(g)          Buyer shall have received the items listed in Section 3.2(a).

Section 4.3           Conditions to the Obligations of Seller.

All of the obligations of Seller hereunder are subject to fulfillment, prior to or at the Closing, of the following conditions (compliance with which or the occurrence of which may be waived in whole or in part by Seller in writing):

(a)          (i) Each of the Fundamental Representations of Buyer to the extent not qualified as to “materiality” or “Buyer Material Adverse Effect” contained herein shall be true and correct in all material respects and each of the Fundamental Representations to the extent so qualified by “materiality” or “Buyer Material Adverse Effect” shall be true and correct, in each case, on and as of the Closing Date (other than representations and warranties made as of a specified date, which shall be true and correct as of the date specified) and (ii) all other representations and warranties of Buyer (without giving effect to any materiality or Buyer Material Adverse Effect or similar qualifications contained in such representations and warranties) contained herein shall be true and correct on and as of the Closing Date (other than representations and warranties made as of a specified date, which shall be true and correct as of the date specified), except for breaches or inaccuracies that would not have a Buyer Material Adverse Effect.

(b)          Buyer and the Buyer Assignees shall have performed and complied in all material respects with all the terms, provisions and conditions of this Agreement and the Ancillary Agreements to be complied with and performed by Buyer at or before the Closing.

(c)          Buyer shall have delivered to Seller a certificate dated the Closing Date and executed by an authorized officer of Buyer to the effect that each of the conditions specified above in Section 4.3(a) and Section 4.3(b) is satisfied in all respects.

(d)          Seller shall have received the items listed in Section 3.2(b).

Section 4.4           Frustration of Closing Conditions.

Neither Seller nor Buyer may rely on the failure of any condition set forth in this Article IV to be satisfied if such failure was caused in any respect by such Party’s failure to act in good faith or to use its reasonable best efforts to cause the Closing to occur, as required by Section 7.3.

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Section 4.5           Waiver of Closing Conditions.

Upon the occurrence of the Closing, any condition set forth in this Article IV that was not satisfied as of the Closing shall be deemed to have been waived as of and from the Closing.

Section 4.6           No Binding Agreement for Transfer.

Nothing in this Agreement shall cause a binding agreement for the transfer of the Australian Transferred Equity Interests or any asset of Huntsman Corporation Australia Pty Limited to arise unless and until the condition in Section 4.1(b) relevant to this entity has been satisfied and no person will obtain rights in relation to the Australian Transferred Equity Interests as a result of this Agreement unless and until the condition in Section 4.1(b) has been satisfied.

Article V
REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Buyer that, except as set forth in the Seller Disclosure Schedules:

Section 5.1           Organization.

Each Seller Affiliate is duly organized, validly existing and in good standing (to the extent such concept is applicable in the relevant jurisdiction) under the Laws of its respective jurisdiction of formation and has full power and authority to own, lease and operate its properties and carry on the Business in the places where such properties are now owned or such Business is now being conducted, except where the absence of such power and authority would not have a Material Adverse Effect.

Section 5.2           Authority; Binding Effect.

(a)          Seller has full power and authority to enter into this Agreement and each of the Selling Companies has full power and authority to enter into the Ancillary Agreements to which it is to be a party and to perform its obligations hereunder and thereunder (as the case may be). This Agreement has been, and the Ancillary Agreements to which the Selling Companies are to be a party will be, by Closing, duly authorized and approved by all necessary corporate action.

(b)          Assuming the due authorization, execution and delivery of this Agreement by Buyer, this Agreement constitutes a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general equity principles. Assuming the due authorization, execution and delivery of the Ancillary Agreements by Buyer or the relevant Buyer Assignee (as the case may be), each Ancillary Agreement to be executed by any Selling Company, when delivered hereunder, will be duly and validly executed and delivered, and will constitute a legal, valid and binding obligation of such Selling Company, enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general equity principles.

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Section 5.3           Non-Contravention.

The execution and delivery of this Agreement by Seller, the execution and delivery of the Ancillary Agreements by any Selling Company party thereto and the consummation of the Acquisition, do not and will not (i) violate any provision of the organizational documents of any Seller Affiliate, (ii) conflict with, or result in the breach of, or constitute a default under, or result in the termination, cancellation or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of any Seller Affiliate under any Material Contract to which it is a party or to which its assets are subject or result in the creation or the imposition of any Encumbrance upon any of the Transferred Assets, Transferred Equity Interests or assets of any Transferred Company, or result in the cancellation, modification, revocation or suspension of any material Governmental Authorization in respect of the Transferred Assets, Transferred Equity Interests or Transferred Companies, or (iii) assuming compliance with the matters set forth in Schedule 5.4 and Schedule 6.5, violate any Law of any Governmental Authority applicable to any Seller Affiliates, or any of the Transferred Assets or Transferred Equity Interests or assets of the Transferred Companies or any Order against any Seller Affiliate or the Transferred Assets, the Transferred Equity Interests or any asset of the Transferred Companies, except with respect to clauses (ii) and (iii), for any violation, conflict, breach, default, termination, cancellation, acceleration, modification, revocation or suspension as would not have a Material Adverse Effect.

Section 5.4           Seller Governmental Consents and Approvals.

The execution and delivery of this Agreement by Seller and the execution and delivery of the Ancillary Agreements by any Selling Company party thereto, and the performance of their respective obligations hereunder and thereunder, do not require any filing with, or clearance, consent or approval of, any Governmental Authority, except for (a) the Required Approvals, (b) the approval of any Person as set forth on Schedule 5.4 (the “Required Consents”) or (c) such filing, or clearance, consent or approval, the failure of which to effect or obtain would not be material to the Business.

Section 5.5           Financial Information; Undisclosed Liabilities.

(a)          Attached hereto as Schedule 5.5(a) are true and complete copies of the following financial statements (such financial statements, the “Financial Statements”) for the Business:

(i)           the unaudited statement of certain assets and liabilities and income statement of the Business as of and for the year ended December 31, 2017;

(ii)          the unaudited statement of certain assets and liabilities and income statement of the Business as of and for the year ended December 31, 2018; and

(iii)         the unaudited statement of certain assets and liabilities and income statement of the Business as of and for the three month period ended March 31, 2019 (such unaudited balance sheet, the “Latest Balance Sheet”).

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(b)          The Financial Statements have been prepared on the basis of internal management accounts of the Business and presents fairly, in all material respects, the assets, liabilities, financial and earnings position of the Business (except for Taxes, the presentation of Excluded Assets and Excluded Liabilities) as of the dates of, and the periods referred to in, such Financial Statements in conformity with GAAP as modified by the Closing Accounting Principles (subject to the absence of footnotes and year-end adjustments) applied on a consistent basis throughout the periods indicated.

(c)          The Seller Affiliates have in place systems and processes that (i) provide reasonable assurances regarding the reliability of the Financial Statements and (ii) in a timely manner accumulate and communicate to the principal executive officers and principal financial officers of Seller and its Affiliates the type of information that is required to be disclosed in the Financial Statements. Neither Seller nor, to the Knowledge of Seller, any employee, auditor, accountant or representative of Seller or any of its Affiliates has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the inadequacy of such systems and processes or the accuracy or integrity of the Financial Statements. To the Knowledge of Seller, there have been no instances of Fraud by Seller or any of its Affiliates in connection with the Business, whether or not material, that occurred during any period covered by the Financial Statements.

(d)          Except as set forth on Schedule 5.5(d), there is no material Liability of the Business that would be required to be disclosed or reserved against on the liabilities side of a balance sheet in accordance with GAAP applied on a consistent basis throughout the period covered thereby (subject to the absence of footnotes and year-end adjustments), except (i) as disclosed, set forth or reserved against on the face of the Latest Balance Sheet, (ii) for Liabilities incurred in the Ordinary Course after the date of the Latest Balance Sheet, (iii) for Taxes, (iv) for Excluded Liabilities and (v) for Liabilities incurred in connection with this Agreement and/or performing obligations pursuant to the terms hereof.

(e)          All the accounts and notes receivable of the Business reflected on the Latest Balance Sheet and all accounts and notes receivable arising subsequent to the date thereof (i) represent actual indebtedness incurred by the applicable account debtors, (ii) have arisen from bona fide transactions in the Ordinary Course and (iii) are properly reflected in the Financial Statements in accordance with GAAP as modified by the Closing Accounting Principles. To the Knowledge of Seller, all such receivables are good and collectible in the Ordinary Course in accordance with their terms, and at the aggregate recorded amounts thereof, using normal collection practices, less the amount of applicable reserves for doubtful accounts and for allowances and discounts. All such reserves, allowances and discounts were and are adequate and consistent in extent with reserves, allowances and discounts previously maintained by Seller in the Ordinary Course. To the Knowledge of Seller, no such receivable is or was subject to any rebate, discount, counterclaim or set off or represents obligations for goods sold on consignment, on approval or on a sale-or-return basis or subject to any other repurchase or return arrangement.

(f)          All accounts payable of the Business reflected on the Latest Balance Sheet, and all accounts payable arising subsequent to the date thereof, (i) are the result of bona fide transactions in the Ordinary Course and (ii) are properly reflected in the Financial Statements in accordance with GAAP as modified by the Closing Accounting Principles.

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(g)          Each Seller Affiliate’s books and records are kept, in all material respects, in accordance with the applicable Law, and reflect in all material respects the content of the events and transactions that should be reflected therein in accordance with applicable Law. Upon the Closing, each Seller Affiliate will hold title to such Seller Affiliate’s books and records, which will be located at such Seller Affiliate’s premises.

Section 5.6           Ordinary Course; Absence of Changes.

Except as set forth on Schedule 5.6, since January 1, 2019, (i) the Business has been conducted in the Ordinary Course, (ii) there has been no Material Adverse Effect or that may, with the passage of time, giving of notice or otherwise, constitute a Material Adverse Effect, and (iii) no action has been taken by any Seller Affiliate that would be prohibited by Section 7.2 had such Section 7.2 applied to the Seller Affiliates for the period between the Latest Balance Sheet Date through the date hereof.

Section 5.7           Equity Interests in the Transferred Companies.

(a)          Schedule 5.7(a) sets forth the name and the jurisdiction of organization of each Transferred Company. Schedule 5.7(a) sets forth, as of the date of this Agreement and for each Transferred Company, the number of authorized equity interests in such Transferred Company, the number of outstanding equity interests in such Transferred Company and the record and beneficial owners thereof. Except for the Transferred Equity Interests, as of the date of this Agreement, there are no equity interests in a Transferred Company issued, reserved for issuance or outstanding, and there are no preemptive or similar rights on the part of any holder of any Transferred Equity Interests. Neither Seller nor the Entity Selling Company is party to any voting trust, shareholder agreements, proxies or other Contract with respect to the voting, redemption, sale, transfer or other disposition of the Transferred Equity Interests. Seller or the Entity Selling Company, as applicable, has good and valid title to the Transferred Equity Interests, free and clear of all liens, other than Permitted Encumbrances, and is the record and beneficial owner thereof.

(b)          The Transferred Equity Interests have been duly authorized and validly issued and are fully paid and non-assessable. None of the Transferred Equity Interests have been issued in violation of, or are subject to, any purchase option, call, right of first refusal, right of first offer, preemptive, subscription or similar rights under any provision of applicable Law, the organizational documents of any Transferred Company, or any Contract. As of the date of this Agreement, there are not any options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings to which any Transferred Company is a party or by which any of them is bound (i) obligating any Transferred Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional units of its equity interests or any security convertible into, or exercisable or exchangeable for, any equity interest in any Transferred Company, (ii) obligating any Transferred Company to issue, grant, extend or enter into any such option, warrant, security, right, unit, commitment, Contract, arrangement or undertaking or (iii) that give any person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of the Transferred Equity Interests.

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(c)          No event has occurred, and no circumstance or condition exists, that has resulted in, or that would reasonably be expected to result in any liability of Seller or any Transferred Company to any current, former or alleged holder of any equity interests in any Transferred Company, whether related to the Acquisition or otherwise.

(d)          Except as set forth on Schedule 5.7(d), as of the date of this Agreement, no Transferred Company owns, or has the right to own, directly or indirectly, any shares of capital stock of or other voting or equity interests in (including any securities exercisable or exchangeable for or convertible into shares of capital stock of or other voting equity interests in) any other Person.

Section 5.8           Real Property.

(a)          “Owned Real Property” means those owned real properties as set forth on Schedule 5.8(a), owned by Seller, an Asset Selling Company or a Transferred Company and, in the case of Seller or an Asset Selling Company, Related to the Business. Subject to Schedule 5.8, to the Knowledge of Seller, each Seller Affiliate, as applicable, has made available to Buyer true and complete copies of all title insurance policies (collectively, the “Title Policies”) with respect to Owned Real Property, known by it to be in its possession and control and reasonably available to Seller. With respect to each parcel of Owned Real Property, other than Permitted Encumbrances, (i) there are no outstanding options or rights of first refusal to purchase the Owned Real Property, or any portion thereof or interest therein, (ii) no Seller or Seller Affiliate has leased or granted any Person the right to occupy all or any part of the Owned Real Property except as set forth on Schedule 5.8(a)(ii), (iii) to the Knowledge of Seller, no material claim has been made against any of the Title Policies, (iv) to the Knowledge of each Seller or Seller Affiliate, no material improvements constituting a part of an Owned Real Property encroach on real property owned or leased by a Person other than Seller or Seller Affiliates, (v) to the Knowledge of each Seller or Seller Affiliate, no contractual or legal restrictions preclude or restrict in any material way the ability to use the Owned Real Property for the purposes for which it is currently being used, (vi) the applicable Seller or Seller Affiliate owning or occupying such Owned Real Property is in undisturbed possession thereof, and (vii) no Seller Affiliate has received any written notice of any pending or threatened condemnation proceedings affecting any Owned Real Property or suits or proceedings relating to or adversely affecting any right, title or interest of any of Seller Affiliate in and to the Owned Real Property, which would reasonably be expected to materially and adversely affect the ability of such Seller or Seller Affiliate to operate the Owned Real Property as currently operated. The buildings, structures, fixtures and improvements located on the Owned Real Property are adequately maintained and are in good operating condition and repair for the requirements of the business of Seller and Seller Affiliates as currently conducted, ordinary wear and tear excepted, and to the Knowledge of Seller and Seller Affiliates, there is no material latent defect or material adverse physical condition affecting the Owned Real Property or any of the facilities, buildings, component parts or other constructions, structures, erections, improvements, fixtures and fixed assets of a permanent nature annexed, affixed or attached to, or located on the Owned Real Property that would (x) individually (and not in the aggregate) have an expected cost to repair or remediate in excess of $500,000, or (y) in the aggregate have an expected cost to repair or remediate in excess of $2,000,000.

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(b)          “Leased Real Property” means all leased real properties as set forth on Schedule 5.8(b), which are subject to a leasehold interest in favor of Seller, an Asset Selling Company or a Transferred Company and, in the case of Seller or an Asset Selling Company, exclusively used in connection with the Business (collectively, “Real Property Leases”) (collectively, the Leased Real Property, together with the Owned Real Property, in each case together with Seller’s or the applicable Asset Selling Company’s or Transferred Company’s right, title and interest in all buildings, structures, improvements, paved parking lots and fixtures thereon and all other appurtenances thereto, the “Business Real Property”). The Business Real Property constitutes materially all real property pursuant to which each Seller or Seller Affiliate owns, leases or otherwise occupies real property for use Related to the Business. A true and complete copy of each of the material Real Property Leases has been made available to Buyer. Each Seller Affiliate party to the Real Property Leases enjoys peaceful and undisturbed possession of the Leased Real Property. Each Real Property Lease is in full force and effect and is valid and binding on each Seller Affiliate party thereto, and, to the Knowledge of Seller, constitutes a binding obligation of each landlord, lessor or sublessor thereunder, enforceable against such landlord, lessor or sublessor in accordance with its terms. No Seller Affiliate nor, to the Knowledge of Seller, any other party to any Real Property Leases is in material breach of such lease or in material default thereunder (except for such material breaches and material defaults as to which requisite waivers or consents have been obtained or which would not, individually or in the aggregate, reasonably be expected to be material to the Seller Affiliates). No Seller Affiliates have subleased, licensed or assigned to any Person the right to use or occupy any Leased Real Property or any portion thereof.

Section 5.9           Material Contracts.

(a)           Except for the Contracts set forth on Schedule 5.9(a) and Schedule 5.9(b) (the “Material Contracts”), Contracts entered into after the date hereof and Contracts constituting Excluded Assets or Excluded Liabilities, no Transferring Company is a party to or bound by any Contract exclusively used in the operation or conduct of the Business:

(i)          with any Top Supplier, or for the purchase of Inventory or other Transferred Tangible Personal Property, the performance of which is reasonably expected to involve aggregate annual obligations on the part of the Seller Affiliates in excess of $10,000,000 and is not terminable by the Seller Affiliates on ninety (90) days’ notice or less without premium or penalty (excluding sales orders and purchase orders issued in the Ordinary Course);

(ii)         with any Top Customer, or for the sale of Inventory or other Transferred Tangible Personal Property or for the furnishing of services the performance of which is reasonably expected to involve aggregate annual revenue on the part of the Seller Affiliates in excess of $10,000,000 and is not terminable by the Seller Affiliates on ninety (90) days’ notice or less without premium or penalty (excluding sales orders and purchase orders issued in the Ordinary Course);

(iii)         concerning a joint venture or partnership agreement with any unaffiliated third party involving a sharing of profits or losses with such unaffiliated third party;

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(iv)         with any labor or trade union or association representing any Employee;

(v)          providing for severance, retention, change in control or other similar payments to any Employees or any officers, employees, directors, consultants, or advisors;

(vi)         for the employment of any U.S. Employee on a full-time or part-time basis that could result in payment of target annual cash compensation (i.e., base salary and target annual bonus opportunity) in excess of $350,000 (excluding, for the avoidance of doubt, offer letters entered into in the ordinary course of business);

(vii)        obligating any Transferred Company to indemnify any person with respect to liabilities relating to its current or former business, except for any commercial arrangements entered into in the Ordinary Course;

(viii)       for currency exchange, interest rate exchange, commodity exchange or similar;

(ix)         under which the Business has (A) created, incurred, assumed or guaranteed any Indebtedness in an amount in excess of $10,000,000 outstanding (other than (x) intracompany Indebtedness (as between Seller Affiliates) and (y) trade accounts payable and other accrued current liabilities) (B) granted an Encumbrance (other than a Permitted Encumbrance) on any material Transferred Asset, any Transferred Equity Interests or any material asset of a Transferred Company, or (C) provided for the sale of any material Transferred Asset, any Transferred Equity Interests or any material asset of a Transferred Company or granted any preferential rights to purchase any material Transferred Asset, any Transferred Equity Interests or any material asset of a Transferred Company, in each case outside the Ordinary Course;

(x)          all Contracts for the acquisition of capital equipment or fixed assets requiring the payment by a Transferred Company of an amount in excess of $10,000,000 per piece of capital equipment or fixed asset, as the case may be, or in excess of $100,000,000 in the aggregate;

(xi)         all Contracts requiring the disposition of any assets (including capital stock) material to the ongoing operation of the Business to the extent any Transferred Company has any remaining right, obligation or liability thereunder (including assets with value in excess of $10,000,000), other than in the Ordinary Course (i.e., purchases of supply and sales of Inventory);

(xii)        all Contracts entered into involving the sale or purchase of material assets or properties (including capital stock) of any Person (including assets with value in excess of $10,000,000) other than in the Ordinary Course (i.e., purchases of supply and sales of Inventory), or a merger, consolidation, business combination, corporate reorganization or similar extraordinary transaction;

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(xiii)       that materially limits or purports to limit the ability of the Business to compete in any line of business or with any Person or in any geographic area, including any agreement that contains any (a) exclusivity and (b) non-competition;

(xiv)       all Contracts granting to any Person an option or a first refusal, first-offer or similar preferential right to purchase or acquire any ownership interests or material assets (including assets with value in excess of $1,000,000) of the Transferred Companies (excluding the sale of Inventory in the Ordinary Course);

(xv)        pursuant to which a Transferring Company or any of their respective Affiliates is granted any license, option or other right with respect to any Business IP which involve annual payments in excess of $1,000,000 or are otherwise material to the Business, but excluding (A) licenses to commercially available, off-the-shelf software, (B) non-exclusive licenses granted by customers or vendors in the Ordinary Course that are not material to the Business, (C) assignments and other grants of IP Rights by employees, contractors or consultants, and (D) non-disclosure or confidentiality agreements; or

(xvi)       pursuant to which a Transferring Company or any of their respective Affiliates grants any Person (A) any exclusive license, option or other right with respect to any of the Business IP or (B) any license, option or other right with respect to any of the Business IP, the performance of which is reasonably expected to involve annual payments in excess of $10,000,000 to a Transferring Company or any of their respective Affiliates.

(b)          Schedule 5.9(b) sets forth a list of (i) the top ten (10) suppliers of the Business as measured in terms of aggregate annual obligations of the Seller Affiliates, for the twelve (12) months ended December 31, 2018, for the purchase of inventory, materials, supplies, goods, services, equipment or other assets (the “Top Suppliers”) and (ii) the top ten (10) customers of the Business as measured in terms of aggregate annual revenue earned by the Seller Affiliates, for the twelve (12) months ended December 31, 2018, for the sale of inventory, materials, supplies, goods, services, equipment or other assets (the “Top Customers”, and collectively with the Top Suppliers, the “Material Parties”). Materially correct and complete copies of all Material Contracts, including all amendments, modifications and supplements thereof, have been made available to Buyer. To the Knowledge of Seller, no written notice has been received from any Material Party to the effect, and there is no reasonable basis to believe, that such Material Party may stop, materially decrease the rate of, or materially change the terms (whether related to payment, price or otherwise) with respect to supplying or acquiring materials, products or services to or from the Business.

(c)          (i) Each Material Contract and each Real Property Lease is valid and binding on any Transferring Company party thereto and, to the Knowledge of Seller, on each other party thereto and is in full force and effect, except as would not have a Material Adverse Effect and (ii) no Transferring Company is in material breach of, or material default under, any Material Contract to the extent it is a party thereto and, to the Knowledge of Seller, no other party thereto is in material breach of, or material default under, (nor, to the Knowledge of Seller, does there exist any condition which upon the passage of time or the giving of notice or both would cause such a violation of or breach or default under, or would reasonably be expected to cause the acceleration of any obligation or loss of any right under, or give rise to any right of termination of) any Material Contract.

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Section 5.10        Transactions with Related Parties.

Except as set forth on Schedule 5.10 and for Contracts and transactions entered into on arm’s length terms, there are no material Contracts between any Transferred Company, on one side, and any Related Party of Seller on the other. Following the Closing, neither Buyer nor any of the Transferred Companies shall have any liabilities or obligations under or with respect to the A/R Facility Documents.

Section 5.11        Intellectual Property Rights.

(a)          Schedule 5.11(a) sets forth a list of all (i) registered Copyrights and applications therefor, (ii) issued Patents and pending Patent applications, (iii) registered Trademarks and applications therefor and (iv) Domain Name registrations (clauses (i) through (iv), collectively, “IP Registrations and Applications”), in each case that are either (A) owned by the Transferring Companies or any Affiliate thereof and included in the Transferred IP or (B) owned by any of the Transferred Companies (collectively, the “Business IP Registrations and Applications”). For each item included in the Business IP Registrations and Applications, Schedule 5.11(a) indicates the owner of such item. Except with respect to Trademarks and Domain Names that are included in the Retained Names, no Affiliate of any of the Transferred Companies owns any IP Registrations and Applications that are used in the Business, other than the Business IP Registrations and Applications. Each item included in the Business IP Registrations and Applications is subsisting, valid and enforceable.

(b)          Except as set forth in Schedule 5.11(b), (i) a Transferring Company or an Affiliate thereof (A) solely owns all Business IP Registrations and Applications and (B) solely owns, or otherwise has the right to use pursuant to the Transferred Contracts, the Transferred IP and (ii) a Transferred Company (or, in the case of IP Rights that are licensed to Buyer pursuant to the IP Matters Agreement, an Affiliate thereof) solely owns or otherwise has the right to use, the IP Rights used by the Transferred Companies in connection with the operation of the Business (except for the Excluded Assets to the extent expressly excluded or limited by the terms of the IP Matters Agreement) (collectively, with the Business IP Registrations and Applications and Transferred IP, the “Business IP”) in each of the foregoing cases, free and clear of any Encumbrances other than Permitted Encumbrances. Except for the Retained Names and other Excluded Assets (to the extent expressly excluded or limited by the terms of the IP Matters Agreement) or as set forth in Schedule 5.11(b), the Business IP includes all IP Rights used or held for use in the Business that any Transferring Company or any of their respective Affiliates owns or otherwise has the right to use. Buyer or a Transferred Company (as applicable) will continue to own or have the right to use (as applicable) the Business IP (except for Excluded Assets to the extent expressly excluded or limited by the terms of the IP Matters Agreement) immediately following the Closing substantially similar to how such Business IP was used or held for use in the Business (including, for the avoidance of doubt, out-licensing activities of the Business) prior to the Closing.

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(c)          None of the products or services of the Business, as currently conducted, infringes upon or otherwise violates any of the IP Rights of any third Person in any material respect.

(d)          To the Knowledge of Seller, except as set forth in Schedule 5.11(d), no Person is infringing or otherwise violating any Transferred IP that is owned by the Transferring Companies or any of their Affiliates or any Business IP that is owned by the Transferred Companies or any of their Affiliates (collectively, the “Owned IP” ) in any material respect.

(e)          As of the date hereof, there is no claim pending against Seller or any of its Affiliates in writing before any Governmental Authority with respect to the ownership, validity or enforceability of the Owned IP, nor has Seller received notice of any such claim in writing.

“IP Rights” shall mean all of the following:

(i)          patents and patent applications (including any divisions, continuations, continuations-in-part, provisional applications, reexamined versions or reissues thereof) whether or not patents are issued on any such applications (“Patents”);

(ii)         trademarks (including trade dress), service marks, logos or tradenames, whether registered or unregistered, and all registrations, renewals and applications for registration thereof (“Trademarks”);

(iii)        rights existing under the copyright laws for those works subject to the copyright laws and copyright registrations and applications for registration thereof, including all renewals and extensions thereof (“Copyrights”);

(iv)        inventions, data, know-how, technical information, research and development, programs, trade secrets, confidential business information and other proprietary information; and

(v)         domain names and domain name registrations (“Domain Names”).

Section 5.12       Inventory.

To the Knowledge of Seller, the Inventory taken as whole, whether reflected on the Financial Statements, or subsequently acquired, is in all material respects (a) free of any material defect or deficiency, (b) in good, usable and currently marketable condition in the Ordinary Course (subject, in the case of raw materials and work-in-process, to the completion of the production process) and (c) properly stated on the books and records of the applicable Seller Affiliate at the lesser of cost and fair market value, with adequate obsolescence reserves, all as determined in accordance with GAAP. The Inventory is reflected on the Financial Statements, and in the books and records of the applicable Seller Affiliate in accordance with GAAP. Except as set forth in Schedule 5.12, since December 31, 2018, there have not been any material write-downs of the value of, or establishment of any reserves against, any Inventory, except for write-downs and reserves in the Ordinary Course.

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Section 5.13       Title to Transferred Assets.

Subject to Permitted Encumbrances, Seller, an Asset Selling Company or a Transferred Company has good title to or, in the case of leased Transferred Tangible Personal Property, valid leasehold interests in, all the material assets of the Business reflected on the Latest Balance Sheet (in each case, other than with respect to real property and leases thereof, which are the subject of Section 5.8, IP Rights, which are the subject of Section 5.11, Excluded Assets and assets disposed of after the Latest Balance Sheet). All Transferred Tangible Personal Property, when taken as a whole, is in good operating condition and repair, normal wear and tear excepted, have been maintained in accordance with normal industry practice and are adequate to conduct the operations of Business as currently conducted.

Section 5.14       Sufficiency of Assets.

On the Closing Date (assuming receipt of the Required Approvals), the Transferred Assets and the assets, whether tangible or intangible, that will be owned, leased or licensed by the Transferred Companies immediately following the Closing will, taking into account the Agreement and the Ancillary Agreements (and the rights granted and services to be performed thereunder and the activities contemplated pursuant to Annex E), constitute all the material assets that are used in the Business in the Ordinary Course immediately prior to the Closing (other than general and administrative support and corporate level services currently provided to the Business by Seller and its Affiliates as listed on Schedule 5.14), and certain transfers, assignments, licenses, sublicenses, leases and subleases, as the case may be, of assets, Contracts, permits and other properties and any claim or right or benefit arising thereunder or resulting therefrom, may require notice to or consent of a third party or filings with a Governmental Authority which have not been obtained; provided, however, that nothing in this Section 5.14 shall be deemed to constitute a representation or warranty as to the adequacy of amounts of cash or working capital (or the availability of the same); provided, further, that this Section 5.14 shall not be deemed to be breached as a result of any action that any of the Seller Affiliates is required or permitted to take pursuant to this Agreement of the Ancillary Agreements, or for which Buyer has provided its consent. In the event this representation and warranty is breached because any Seller Affiliate has in good faith failed to identify and transfer any assets exclusively related to the Business, such breach shall be deemed cured if such Seller Affiliate promptly transfers such assets to Buyer (or otherwise transfers the benefits and burdens of such assets), unless otherwise provided for in this Agreement or an Ancillary Agreement, at no additional cost or expense to Buyer. With respect to the first sentence of this Section 5.14, Buyer and the Buyer Assignees are aware and have agreed that the Seller Affiliates are not and will not transfer the Excluded Assets.

Section 5.15       Compliance with Laws.

Each Seller Affiliate, to the extent applicable to its ownership or use of Transferred Assets or Transferred Equity Interests or other participation in the operation of the Business, is in compliance with all Laws except to the extent that the failure to comply therewith would not have a Material Adverse Effect.

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Section 5.16        Environmental Matters.

(a)          Each Seller Affiliate, to the extent applicable to its ownership or use of the Transferred Assets or the Transferred Equity Interests or its operation or conduct of the Business, (i) is in compliance with all applicable Environmental Laws and (ii) has obtained and is in compliance with all Governmental Authorizations required under applicable Environmental Laws, except in each case of clauses (i) and (ii) to the extent that the failure to comply therewith or obtain would not have a Material Adverse Effect.

(b)          As of the date hereof, (i) no Seller Affiliate has received any Environmental Notice arising from or relating to the operation or conduct of the Business, including that portion of the Business conducted at the Transferred Real Property, or to the ownership or operation of any Transferred Assets, in each case the substance of which Environmental Notice has not been resolved or, if pending, would have a Material Adverse Effect; and (ii) no Order or Proceeding has been issued to, is pending against, or, to the Knowledge of Seller, is threatened against any Seller Affiliate relating to any Environmental Liability (in each such case, solely to the extent related to the ownership or operation of any Transferred Assets or the operation or conduct of the Business), except, in any such case, for such Order or Proceeding as would not have a Material Adverse Effect. To the Knowledge of Seller, there are no facts or circumstances which would reasonably be expected to form the basis for any such Order, Environmental Notice or Proceeding that would have a Material Adverse Effect.

(c)          (i) No Seller Affiliate, to the extent applicable to its ownership of the Transferred Assets or the Transferred Equity Interests or its operation or conduct of the Business, has Released any Regulated Substances that require any Remedial Action, and (ii) there has been no Release of any Regulated Substance at any Transferred Real Property that requires any Remedial Action by a Seller Affiliate, except in each case of clauses (i) and (ii) to the extent that the failure to conduct such Remedial Action would not have a Material Adverse Effect.

(d)          (i) No Seller Affiliate is required to conduct or pay for any assessment, investigation, cleanup, removal, response, monitoring or other remedial action costs, penalties, fines or natural resource damages pursuant to any applicable Environmental Law arising out of or relating to the operation or conduct of the Business, including that portion of the Business conducted at the Transferred Real Property, or the Transferred Assets, nor, (ii) to the Knowledge of Seller, are there any facts or circumstances that would reasonably be expected to result in the imposition of such requirement, except in each case of clauses (i) and (ii) to the extent such requirement would not have a Material Adverse Effect.

(e)          Seller has made available to Buyer, complete and correct copies of all material environmental audits, reports, studies, investigations and assessments in its possession or its reasonable control that have been performed with respect to the conduct and operation of the Business.

(f)          The environmental indemnifications related to the Business provided to Seller and/or the Seller Affiliates through operation of the Texas Agreement and the Texas PO/MTBE Agreement, have not been waived, settled or otherwise voided.

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(g)          Except for Section 5.17 and Section 5.18 below, the representations and warranties in this Section 5.16 are Seller’s exclusive representations and warranties relating to Environmental Laws, Regulated Substances and all other environmental matters.

Section 5.17        No Litigation or Orders.

As of the date hereof, (a) no Proceeding is pending against or, to the Knowledge of Seller, threatened in writing against any Seller Affiliate in connection with the Business that would have a Material Adverse Effect (if determined in a manner adverse to such Seller Affiliate) and (b) no Seller Affiliate is subject to any outstanding Order in connection with the Business that would have a Material Adverse Effect.

Section 5.18        Governmental Authorizations.

Schedule 5.18      sets forth, as of the date hereof, a list of all material Governmental Authorizations constituting a Transferred Asset or held by a Transferred Company material to the Business taken as a whole (assuming, for purposes of this Section 5.18 only, that all consents necessary for the transfer of such Governmental Authorizations to Buyer have been obtained) currently held or being applied for by any Transferred Company in connection with the ownership of the Transferred Assets or the operation of the Business (other than authorizations to do business, Tax registrations, export/import licenses and other similar Governmental Authorizations of general application). No Transferred Company has, for the period from January 1, 2017 to the date hereof, received written notice that any material Governmental Authorization constituting a Transferred Asset or held by a Transferred Company is not in full force and effect (other than any such notice regarding a material Governmental Authorization that is in full force and effect as of the date hereof or any such notice regarding authorizations to do business, Tax registrations, export/import licenses and other similar Governmental Authorizations of general application), and no claim or Proceeding is pending or threatened to revoke or limit any such Governmental Authorization.

Section 5.19        Taxes.

(a)          All material Tax Returns required to be filed by or on behalf of the Transferred Companies or the Selling Companies (in the case of the Selling Companies, to the extent Related to the Business) (the “Huntsman Returns”) have been or will be filed on or before the applicable due date and were accurately and completely prepared in all material respects in compliance with applicable Law. All material Taxes (whether or not shown on any Tax Return) required to be paid by any of the Transferred Companies or the Selling Companies (in the case of the Selling Companies, to the extent Related to the Business), have been or will be timely paid.

(b)          There are no unsatisfied Liabilities for material Taxes with respect to any notice of deficiency or similar document received by any of the Transferred Companies or the Selling Companies (in the case of the Selling Companies, to the extent Related to the Business). None of the Transferred Companies or the Selling Companies (in the case of the Selling Companies, to the extent Related to the Business) has received from any Taxing Authority any: (i) notice indicating intent to open an audit or other review; (ii) request for information related to Tax matters; or (iii) notice of deficiency or proposed Tax adjustment, in each case that remains outstanding. No extension or waiver of the limitation period applicable to any Huntsman Return that remains outstanding has been granted to or requested by the Transferred Companies or the Selling Companies (in the case of the Selling Companies, to the extent Related to the Business). No claim or legal Proceeding with respect to a material amount of Taxes is currently pending or threatened in writing against any of the Transferred Companies or the Selling Companies (in the case of the Selling Companies, to the extent Related to the Business). There are no Encumbrances for material Taxes upon any of the assets of the Transferred Companies or the Selling Companies (in the case of the Selling Companies, to the extent Related to the Business) other than Permitted Encumbrances. None of the Transferred Companies or the Selling Companies (in the case of the Selling Companies, to the extent Related to the Business) has requested or received a private letter ruling from the Internal Revenue Service or comparable ruling of any other Taxing Authority. There is no power of attorney (or similar authority) with respect to the Transferred Companies as to any Tax matter that will have effect after the Closing Date.

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(c)          There are no jurisdictions in which any of the Transferred Companies or the Selling Companies (in the case of the Selling Companies, to the extent Related to the Business) is required to file a Tax Return other than the jurisdictions in which such Transferred Company or Selling Company has filed Tax Returns. No claim has ever been made by a Taxing Authority in a jurisdiction where any of the Transferred Companies or the Selling Companies (in the case of the Selling Companies, to the extent Related to the Business) does not file Tax Returns that such Transferred Company or Selling Company is or may be subject to taxation by that jurisdiction.

(d)          The unpaid Taxes of the Transferred Companies and, with respect to the Selling Companies (in the case of the Selling Companies, to the extent Related to the Business) (A) did not, as of date of the Latest Balance Sheet, materially exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of such balance sheet (rather than in any notes thereto) and (B) do not materially exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the applicable Transferred Company or Selling Company in filing its Tax Returns. Since the Latest Balance Sheet, no material liability for Taxes outside of the Ordinary Course has been incurred by any of the Transferred Companies, or by any Selling Company (in the case of the Selling Companies, to the extent Related to the Business).

(e)          None of the Transferred Companies or the Selling Companies (in the case of the Selling Companies, to the extent Related to the Business) has ever participated in, nor is currently participating in, a “reportable transaction” within the meaning of Section 6707A(c) of the Code or Section 1.6011-4(b) of the Treasury Regulations, or any transaction requiring disclosure under a corresponding or similar provision of state, local, or foreign Tax Law.

(f)          Each of the Transferred Companies and the Selling Companies (in the case of the Selling Companies, to the extent Related to the Business) has: (i) complied with all Law relating to the payment, reporting and withholding of material Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 1471-1474 of the Code or similar provisions under any state, local or foreign Tax Law); (ii) withheld from sales, employee wages or consulting compensation and timely paid over to the proper Taxing Authorities (or is properly holding for such timely payment) all material amounts required to be so withheld and paid over under applicable Law (including proper classification of all Service Providers and withholding and payments of all payroll and employment Taxes required to have been withheld and paid in connection with any amounts paid or owning to any employee, stockholder, or any other third party for which withholding obligations are imposed); and (iii) has complied in all material respects with all Tax information reporting and record keeping provisions of all Tax Laws, including filing of Forms W-2 and 1099 (or other applicable forms).

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(g)          None of the Transferred Companies or the Selling Companies (in the case of the Selling Companies, to the extent Related to the Business) currently is, or has ever been, a party to or bound by any material Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar Contract (other than any such agreement or similar Contract (A) entered into in the Ordinary Course, the primary subject matter of which is not Taxes or (B) solely among the Transferred Companies or any Affiliated Group of which the Transferred Companies is a member immediately prior to the Closing). None of the Transferred Companies or the Selling Companies (in the case of the Selling Companies, to the extent Related to the Business) has any material Liability for the Taxes of any person (other than with respect to an Affiliated Group the common parent of which is Huntsman Corporation or Huntsman Corporation Australia Pty Limited) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign Tax Law) as a transferee or successor, by Contract, by operation of Law or otherwise. None of the Transferred Companies or the Selling Companies (in the case of the Selling Companies, to the extent Related to the Business) has ever been a member of any Affiliated Group filing a consolidated U.S. federal income Tax Return other than a group the common parent of which is Huntsman Corporation.

(h)          Huntsman Corporation has filed a consolidated federal income Tax Return with Huntsman Propylene Oxide LLC and Huntsman International Fuels LLC for the taxable year immediately preceding the current taxable year and is eligible to make an election under Section 338(h)(10) of the Code with respect to the transactions contemplated by this Agreement. Each of Huntsman Propylene Oxide LLC and Huntsman International Fuels LLC is treated as a corporation for U.S. federal, state and local income tax purposes.

(i)          None of the Transferred Companies (i) is a “controlled foreign corporation” as defined in Section 957 of the Code other than Huntsman Corporation Australia Pty Limited, (ii) is a “passive foreign investment company” within the meaning of Section 1297 of the Code, or (iii) has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(j)          None of the Transferred Companies will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign income Tax Law) executed on or prior to the Closing Date; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign income Tax Law); (v) installment sale or open transaction disposition made on or prior to the Closing Date; (vi) prepaid amount received on or prior to the Closing Date; or (vii) election under Section 108(i) of the Code.

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(k)          None of the Transferred Companies has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(l)           None of the Transferred Companies has been a United States real property holding corporation within the meaning of Section 897 of the Code during the period specified in Section 897(c)(1)(A)(ii) of the Code.

(m)         For the purposes of subsection 14-225(1) of Schedule 1 to the Tax Administration Act 1953 (Cth), the Entity Selling Company declares that the shares of Huntsman Corporation Australia Pty Limited are not indirect Australia real property interests (as that term is defined in section 855-25 of the Income Tax Assessment Act 1997 (Cth)), and accordingly no withholding is required pursuant to the Tax Laws of Australia (or any political subdivision thereof) with respect to the transfer of the equity of Huntsman Corporation Australia Pty Limited pursuant to this Agreement.

(n)          All material records have been kept and all material returns and payments have been made as required by applicable Law for the purposes of Tax in relation to the Transferred Assets.

Section 5.20         Labor Matters.

(a)          With respect to the Employees, the Transferring Companies are in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including all such Laws relating to wages, hours, the WARN Act, collective bargaining, immigration, benefits, privacy, harassment, sexual harassment, disability, affirmative action, worker classification, labor relations, unemployment insurance, wrongful discharge, discrimination, civil rights, safety and health, workers’ compensation, classification, and the collection and payment of withholding and/or social security taxes and any similar employment tax material to the Business taken as a whole. As of the date hereof, there are no material actions, suits, claims, grievances, arbitration proceedings, investigations or other legal proceedings against any of the Transferring Companies pending, or to the Knowledge of Seller, threatened to be brought or filed, by or with any Governmental Authority or arbitrator in connection with the employment of any current or former employee of any of the Transferring Companies, including, without limitation, any claim relating to unfair labor practices, as defined in the National Labor Relations Act or similar applicable law, ordinance, or regulation, whether arising out of or under the Contracts listed in Schedule 5.20(b) or otherwise, employment discrimination, harassment, retaliation, equal pay or any other employment related matter arising under applicable Laws.

(b)          With respect to the Employees, except for Contracts listed in Schedule 5.20(b), none of the Transferring Companies is a party to any union contract, collective bargaining agreement or other Contract with any labor union or labor organization (each, a “Union Contract”) affecting material terms and conditions of employment (excluding any industry-wide or nation-wide agreements), nor, to the Knowledge of Seller as of the date hereof, is any such contract or agreement currently in effect or being negotiated by any Transferring Company. Except for the Contracts set forth in Schedule 5.20(b), to the Knowledge of Seller, no labor union, works council, or labor organization claims to represent the Employees and Seller has no knowledge of any current union organizing activity among the Employees. No petition has been filed or proceedings instituted by an employee or group of employees of any of the Transferring Companies with any labor relations board seeking recognition of a bargaining representative.

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(c)          During the three (3) year period prior to the date hereof, there has not been, nor, to the Knowledge of Seller, has there been any threat of, any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar material labor activity or material labor dispute against any of the Transferring Companies. There is no unfair labor practice charge or complaint against Seller pending, or to the knowledge of Seller, threatened before the National Labor Relations Board or any comparable state, local, or other agency.

(d)          To the Knowledge of Seller, no current executive, key employee or group of employees has given notice of termination of employment or otherwise intends to terminate employment with any of the Transferring Companies within the twelve (12) months immediately following the Closing.

(e)          Except as would not result in material Liability for the Transferring Companies, none of the Transferring Companies are delinquent to, nor have any of the Transferring Companies failed to pay when due and payable, any current or former employee or independent contractor for any wages (including overtime, meals breaks or waiting time penalties), salaries, commissions, or other compensation.

(f)          Except as would not result in material Liability for the Transferring Companies, the Transferring Companies have properly classified, pursuant to the Code and any other applicable Law, all independent contractors used by such Transferring Company within the last three (3) years. Except as would not result in material Liability for the Transferring Companies, the Transferring Companies have properly classified employees under the Fair Labor Standards Act within the last three (3) years.

(g)         Within the last three (3) years, to the Knowledge of Seller, there have not been (i) any allegations or formal complaints made or filed against any executive with any of the Transferring Companies related to sexual harassment or sexual misconduct or (ii) any other claims initiated, filed or, threatened against any executive with any of the Transferring Companies related to sexual harassment or sexual misconduct.

Section 5.21        Employee Benefits.

(a)          The Transferred Companies (other than Huntsman Corporation Australia Pty Limited) will have made, on or before the Closing Date, all material payments (including material premium payments with respect to insurance policies) required by applicable Law or by the terms of any Seller Benefit Plan to be made by them on or before the Closing Date to each Seller Benefit Plan or will have accrued (to the extent required by GAAP and subject to the Closing Accounting Principles) as of the Closing Date all such payments (including material premium payments with respect to insurance policies) that are not yet due as of the Closing Date. With respect to any Transferred Benefit Plan, no event has occurred or is reasonably expected to occur that has resulted in or would subject any Transferred Company to a material Tax under Section 4971 of the Code or the assets of any Transferred Company to a lien under Section 430(k) of the Code. No non-exempt “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA has occurred with respect to any Transferred Benefit Plan that has resulted in or would subject any Transferred Company to a material Tax.

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(b)          No Transferred Company has incurred any unsatisfied Liability to the Pension Benefit Guaranty Corporation or any Seller Benefit Plan under Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA that, to the Knowledge of Seller, could result in the imposition of any material Liability on Buyer or any other Buyer Assignee.

(c)          Except as set forth on Schedule 5.21(c), none of the Transferred Companies sponsors, contributes to, is required to contribute to or has any material Liability with respect to: (i) a “defined benefit plan” as defined in Section 3(35) of ERISA; (ii) a pension plan subject to the minimum funding standards of Section 302 of ERISA or Section 412 or 430 of the Code; (iii) a “multiemployer plan” as defined in Section 3(37) of ERISA; or (iv) any other plan subject to Title IV of ERISA.

(d)          Huntsman Corporation Australia Pty Limited will:

(i)          have made, on or before the Closing Date, all material payments required by applicable Law to comply with its obligations under Australian Law relating to superannuation entitlements of the employees of Huntsman Corporation Australia Pty Limited or will have accrued (to the extent required by GAAP and subject to the Closing Accounting Principles) as of the Closing Date all such payments that are not yet due as of the Closing Date;

(ii)         have made, on or before the Closing Date, all material payments required by any contract of employment between Huntsman Corporation Australia Pty Limited and any employee, executive or director of Huntsman Corporation Australia Pty Limited to comply with its obligations under such contract relating to superannuation entitlements of the employees, executives and directors of Huntsman Corporation Australia Pty Limited or will have accrued (to the extent required by GAAP and subject to the Closing Accounting Principles) as of the Closing Date all such payments that are not yet due as of the Closing Date; and

(iii)         have complied with all obligations imposed on it in respect of the employees of Huntsman Corporation Australia Pty Limited relating to entitlements to severance pay, termination indemnity, retention, change in control, redundancy pay, bonus, incentive compensation, rights to acquire shares or other interests in Seller or any of the Transferred Companies, annual leave, carer’s leave, long service leave, or other material fringe benefit whether such entitlements arise under any contract of employment or under any Law.

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(e)          Each Transferred Benefit Plan has been established, maintained, and operated in all material respects in accordance with its terms and with all applicable Laws, including ERISA and the Code. With respect to each Seller Benefit Plan that is intended to be qualified under Section 401(a) of the Code, each such plan has received a currently effective favorable determination letter from the IRS or relies upon a currently effective opinion or advisory letter from the IRS, and nothing has occurred that would reasonably be expected to cause such qualified status to be revoked for any period.

(f)          Other than as required under Section 4980B of the Code or other applicable Law (including with respect to the terminal benefits prescribed under Indian laws), no Transferred Benefit Plan provides benefits or coverage in the nature of health, life or disability insurance following retirement or other termination of employment (other than death benefits when termination occurs upon death).

(g)          No Transferred Benefit Plan is or has within the three (3) years prior to the date hereof been the subject of an examination or audit by a Governmental Authority.

(h)          Except as set forth on Schedule 5.21(h) or except as required by applicable Law or pursuant to the terms of Exhibit H, neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement, either alone or in combination with another event, would (i) result in the payment to any Employee of any material compensation or benefits or materially increase the amount of compensation payable; or (ii) accelerate the vesting of or provide any additional material rights or benefits (including funding of compensation or benefits through a trust or otherwise) to any Employee. Except as set forth on Schedule 5.21(h), neither the execution of this Agreement nor the consummation of the transactions contemplated hereby (whether alone or in conjunction with any other event, including any termination of employment on or following the date hereof) could result in any “excess parachute payment” within the meaning of Section 280G(b) of the Code. Except as set forth on Schedule 5.21(h) or except as required by applicable Law or pursuant to the terms of Exhibit H, none of the Transferred Companies has an obligation to reimburse or otherwise gross-up any Employee in respect of any Taxes under Section 409A or Section 4999 of the Code.

(i)           Each Transferred Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code and associated Treasury Department guidance, if any, has been, since January 1, 2005, in material operational compliance, and material documentary compliance, with Section 409A of the Code.

(j)           There are no pending or, to the Knowledge of Seller, threatened in writing Proceedings against any of the Seller Benefit Plans (other than routine benefit claims) that could result in the imposition of any material Liability on Buyer or a Buyer Assignee and there are no facts that would reasonably be expected to form the basis for such Proceeding.

(k)          The Transferring Companies have made available to Buyer accurate and complete copies of all employment Contracts for Employees or accurate and complete representative forms thereof.

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(l)           Seller has made available to Buyer, to the extent applicable, accurate and complete copies of, (i) with respect to each Transferred Benefit Plan, the governing plan document or, to the extent no such copy exists, a description of all material terms thereof, and (ii) with respect to each Seller Benefit Plan subject to ERISA, (A) the most recent IRS determination or opinion letter and (B) the plan document currently in effect or the current summary plan description with any summary of material modifications.

(m)         Schedule 5.21(m) sets forth each material Seller Benefit Plan and separately identifies each Transferred Benefit Plan.

Section 5.22         Bankruptcy.

(a)           No Seller Affiliate has filed for bankruptcy, insolvency, moratorium, judicial or extrajudicial recovery under any Laws affecting creditors’ rights.

(b)           The transfer of any Transferred Asset by any Asset Selling Company will not constitute an act of bankruptcy, preference, insolvency or fraudulent conveyance under any bankruptcy act or other applicable Law for the protection of debtors or creditors.

(c)           Each of the Seller Affiliates is Solvent.

(d)           No Order has been made, petition presented, resolution passed or meeting convened for the winding up, insolvency resolution or liquidation of any Asset Selling Company and/or for appointment of any receiver in respect of any Transferred Assets. There are no cases or proceedings pending under any applicable insolvency, reorganization, or similar Laws concerning any Seller Affiliate and no Seller Affiliate has received any notice or intimation of any petition, application or other proceedings filed or proposed to be filed under such Laws.

Section 5.23          Absence of Certain Commercial Practices.

During the five (5) years preceding the date hereof, Seller Affiliate in its conduct of the Business has and, to the Knowledge of Seller, no director, manager, officer, agent, employee or other Person acting on behalf of any Seller Affiliate has, (i) given or agreed to give any gift or similar benefit of more than nominal value to any customer, supplier or governmental employee or official or any other Person who is or may be in a position to help or hinder such party or assist such party in connection with any proposed transaction, which gift or similar benefit, if not given in the past, might have materially and adversely affected the business of such party, or that, if not continued in the future, might materially and adversely affect the business of such party, and no future business with any customer is dependent upon the making of any such gift or similar payment, (ii) created or used any “off-book” bank or cash account or “slush fund,” in each case that would violate any Law, or otherwise engaged in any conduct constituting a violation of the Foreign Corrupt Practices Act of 1977 or (iii) used any corporate or other funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials or others or established or maintained any unlawful or unrecorded funds. During the five (5) years preceding the date hereof, no Seller Affiliate nor, to the Knowledge of Seller, any director, manager, officer, agent, employee or other Person acting on behalf of any Seller has accepted or received any unlawful contributions, payments, gifts or expenditures. Without limiting the foregoing, (i) there are no pending internal or external allegations or investigations into actual or alleged material violations of the anti-corruption or anti-money laundering laws and regulations by any Seller Affiliate and (ii) each Seller Affiliate is not, and during the five (5) years preceding the date hereof, each Seller Affiliate has not, submitted any disclosures to any Governmental Authority with respect to any such violations, or, to the Knowledge of Seller, encountered or identified any issues, or to the extent notified to any Seller Affiliate, been the subject of any inquiry, investigation or enforcement action by a Governmental Authority relating to any anti-corruption or anti-money laundering Laws.

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Section 5.24          Compliance with Export and Import Control Laws.

(a)           In connection with the conduct of the Business, each Seller Affiliate is in compliance in all material respects with the International Emergency Economic Powers Act, the International Traffic in Arms Regulations, the Export Administration Regulations, the Export Control Reform Act, the Laws Regulations and Orders administered by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”), the Laws relating to anti-boycott requirements administered by the U.S. Department of Commerce and the U.S. Department of the Treasury, and any other applicable Laws and Orders governing the export, re-export, or transfer of items, materials, technology, services, or data (collectively, the “Export Control Laws”). Without limiting the foregoing, in connection with the Business:

(i)           no Seller Affiliate, nor any of their respective directors, officers, or employees, nor, to the Knowledge of Seller, any Person acting for, at the direction, or on behalf of any Seller Affiliate: (A) is designated on, or is 50% or more owned, directly or indirectly, individually or in the aggregate, or is controlled, by any party that has been or is designated on, any list of restricted parties maintained by any Governmental Authority, including, without limitation, OFAC’s Specially Designated Nationals and Blocked Persons List, OFAC’s list of Foreign Sanctions Evaders, OFAC’s Sectoral Sanctions Identifications List, Commerce’s Denied Persons List, the Commerce Entity List, and the Debarred List maintained by the U.S. Department of State (“Sanctioned Person”); or (B) engaged in any dealings or transactions with any Sanctioned Person or in any country or region that is, or has been during the last five (5) years, the subject or target of a comprehensive embargo under Export Control Laws (including, without limitation, Cuba, Iran, North Korea, Sudan, Syria, and the Crimea region of Ukraine), to the extent such activities violate applicable Export Control Laws;

(ii)          during the five (5) years preceding the date hereof, each Seller Affiliate has obtained in a timely manner all material export licenses, authorizations and permits from, and has made and filed all necessary material Permits and material filings with, any Governmental Authority (“Export Approvals”);

(iii)         each Seller Affiliate has been and is in compliance in all material respects with the terms of all applicable Export Approvals; and

(iv)         there are no pending or threatened Legal Proceedings involving any Seller Affiliate in connection with the Business with respect to Export Approvals or Export Control Laws that would reasonably be expected to be material, individually or in the aggregate, to the Business.

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(b)           Each Seller Affiliate is, and during the five (5) years preceding the date hereof, has been, in compliance in all material respects with the customs and import Laws, including Laws administered by U.S. Customs and Border Protection (“Import Control Laws”). Since January 1, 2014, each Seller Affiliate in connection with the Business has not made or provided any material false statement or omission to any Governmental Authority or to any purchaser of products, in connection with the importation of items, the valuation or classification of imported items, the duty treatment of imported items, the eligibility of imported items for favorable duty rates or other special treatment, country-of-origin marking, North American Free Trade Agreement certificates, marking and labeling requirements, other statements or certificates concerning origin, quota or visa rights, export Permits or other export authorizations, U.S.-content requirements or other Permits required by a foreign Governmental Authority.

(c)           During the five (5) years preceding the date hereof, each Seller Affiliate has not received from any Governmental Authority any written notice, inquiry, or internal or external allegation; made any voluntary or involuntary disclosure to a Governmental Authority, or conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing related to Export Control Laws or Import Control Laws.

Section 5.25          Bank Accounts; Powers of Attorney; Officers and Directors.

Seller has made available to Buyer (i) a true and correct list of all bank and savings accounts of each Transferred Company and those Persons authorized to sign thereon, (ii) true and correct copies of all corporate borrowing, depository and transfer resolutions of each Transferred Company and (iii) a true and correct list of all officers and directors (or similarly empowered Person) of each Transferred Company.

Section 5.26          Brokers.

Other than BofA Securities Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Acquisition based upon arrangements made by or on behalf of Seller.

Section 5.27          Insurance.

Except as would not reasonably be expected to have a Material Adverse Effect, all policies and programs of or agreements for insurance and interests in insurance pools and programs (in each case including self-insurance and insurance from Affiliates but excluding any such policies, programs or agreements relating to an Employee Benefit Plan) (collectively, “Insurance Policies”) maintained for, at the expense of or for the benefit of, the Business are in full force and effect, all premiums due to date thereunder have been paid in full and no Seller Affiliate is in default with respect to any other obligations thereunder, and no written notice of cancellation or non-renewal, in whole or in part, with respect to any such Insurance Policy currently in force has been received by a Seller Affiliate as of the date of this Agreement other than written notices received in the Ordinary Course, including in connection with the renewal of any such Insurance Policy. A correct and complete list of all current Insurance Policies related to the Business has been made available to Buyer.

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Section 5.28          Escheat.

All material reports or other filings required to be filed by or with respect to the Transferred Companies with respect to escheat and any abandoned or unclaimed property have been timely filed and all such reports or other filings are true, complete, and accurate in all material respects. The Transferred Companies have timely paid, remitted, or otherwise turned over all material property subject to escheat and abandoned or unclaimed property Laws.

Section 5.29          Disclaimer of Other Representations and Warranties.

NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO BUYER OR ITS RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE V, NO SELLER AFFILIATES OR THEIR RESPECTIVE REPRESENTATIVES OR ANY OTHER PERSON MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, WITH RESPECT TO THIS AGREEMENT, THE ACQUISITION, THE ANCILLARY AGREEMENTS, THE TRANSFERRED ASSETS, THE TRANSFERRED EQUITY INTERESTS, THE TRANSFERRED COMPANIES, THE ASSUMED LIABILITIES, THE BUSINESS, THE ACQUISITION (INCLUDING ANY CONSENTS OR APPROVALS REQUIRED IN CONNECTION THEREWITH) OR ANY INFORMATION PROVIDED OR MADE AVAILABLE TO BUYER IN CONNECTION WITH THE ACQUISITION (INCLUDING ANY FORECASTS, PROJECTIONS, ESTIMATES OR BUDGETS), INCLUDING ANY WARRANTY WITH RESPECT TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ALL OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED; PROVIDED, HOWEVER, THAT, NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY OR OTHERWISE, NONE OF THE FOREGOING SHALL BE DEEMED TO AMEND, MODIFY, REDUCE OR WAIVE IN ANY MANNER BUYER’S RIGHTS, BENEFITS AND REMEDIES UNDER THE R&W INSURANCE POLICY.

Article VI
REPRESENTATIONS AND WARRANTIES OF BUYER AND BUYER GUARANTOR

Each of Buyer and Buyer Guarantor, as applicable, hereby represents and warrants to Seller that, except as set forth in the Buyer Disclosure Schedules:

Section 6.1            Organization.

Buyer is a limited partnership duly organized, validly existing and in good standing under the Laws of the state of Delaware and Buyer Guarantor is a public company validly organized and existing and in good standing under the laws of the Kingdom of Thailand, and each has full power and authority to own, lease and operate its properties and carry on its business in the places where such properties are now owned or such businesses are now being conducted. Each Buyer Assignee is duly organized, validly existing and in good standing (to the extent such concept is known in the relevant jurisdiction) under the Laws of the jurisdiction of its organization and each Buyer Assignee has full power and authority to own its properties and carry on its business in the places where such properties are now owned or such businesses are now being conducted, except where the absence of such power and authority would not have a Buyer Material Adverse Effect.

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Section 6.2            Authority; Binding Effect.

(a)            Each of Buyer and Buyer Guarantor has full power and authority, corporate and otherwise, to enter into this Agreement and perform its obligations hereunder. Buyer and each of the Buyer Assignees has full power and authority, corporate and otherwise, to enter into the Ancillary Agreements to which it is a party and to perform its respective obligations hereunder and thereunder (as the case may be). This Agreement and the Ancillary Agreements to which Buyer, Buyer Guarantor and any of the Buyer Assignees is a party have been duly authorized and approved by all necessary corporate or other action.

(b)           Assuming the due authorization, execution and delivery of this Agreement by Seller, this Agreement constitutes a legal, valid and legally binding obligation of Buyer and Buyer Guarantor, enforceable against each of Buyer and Buyer Guarantor in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general equity principles. Assuming the due authorization, execution and delivery of the Ancillary Agreements by each Seller Affiliate party thereto, as the case may be, each Ancillary Agreement to which Buyer or a Buyer Assignee is a party, when delivered hereunder, will be duly and validly executed and delivered and will constitute a legal, valid and binding obligation of Buyer or the relevant Buyer Assignee (as the case may be), enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general equity principles.

Section 6.3            Non-Contravention.

The execution, delivery and performance by Buyer and Buyer Guarantor of this Agreement and the Ancillary Agreements to which it is a party and the execution, delivery and performance by each Buyer Assignee of the Ancillary Agreements to which it is a party, and the consummation of the Acquisition, do not and will not (a) violate any provision of the organizational documents of Buyer, Buyer Guarantor or the relevant Buyer Assignee or (b) assuming compliance with the matters set forth in Section 5.4 and Section 6.5, violate or result in a breach of or constitute a default under any Law or Order to which Buyer, Buyer Guarantor or any Buyer Assignee is subject.

Section 6.4            Securities Act.

Buyer is an “accredited investor” (as such term is defined in Rule 501 of Regulation D under the Securities Act of 1933, as amended). The Transferred Equity Interests are being acquired for investment only and not with a view to any public distribution thereof, and neither Buyer nor any Affiliate of Buyer shall offer to sell or otherwise dispose of the Transferred Equity Interests so acquired by it in violation of any of the registration requirements of the United States Securities Act of 1933, as amended. Buyer has sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of its investment in the Transferred Equity Interests, and Buyer is capable of bearing the economic risks of such investment, including a complete loss of its investment in the Transferred Equity Interests.

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Section 6.5            Buyer Governmental Consents and Approvals.

The execution and delivery of this Agreement and the Ancillary Agreements by each of Buyer, Buyer Guarantor and the relevant Buyer Assignees, and the performance by Buyer, Buyer Guarantor and the relevant Buyer Assignees of their respective obligations hereunder and thereunder do not and will not require any filing with, or clearance, consent or approval of, any Governmental Authority, except (a) the Required Approvals or (b) the failure of which to effect or obtain would not have a Buyer Material Adverse Effect.

Section 6.6            Certain Proceedings.

(a)           As of the date of this Agreement, no Proceeding is pending or, to the Knowledge of Buyer and Buyer Guarantor, threatened in writing, before or by any Governmental Authority, against Buyer, Buyer Guarantor or any Buyer Assignee, which would impair, delay, restrain, prohibit, invalidate, set aside, rescind, prevent or make unlawful this Agreement or the carrying out of this Agreement and the Acquisition.

(b)           Neither Buyer nor Buyer Guarantor is in violation of any Laws or Orders applicable to the conduct of its business, except for violations the existence of which would not reasonably be expected to impair or delay the ability of Buyer or Buyer Guarantor to consummate the Acquisition or otherwise perform its obligations under this Agreement.

Section 6.7            Brokers.

No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Acquisition based upon arrangements made by or on behalf of Buyer.

Section 6.8            Sufficient Funds.

(a)            Buyer at the Closing, shall have access to sufficient cash and cash equivalents and other sources of immediately available funds (the “Available Financing”) to enable Buyer to consummate the transactions contemplated hereby, including payment of the Purchase Price and any other amounts incurred or otherwise payable by Buyer in connection with the Acquisition and all fees and expenses of Buyer relating to the transactions contemplated hereby and there shall be no restriction on the use of such cash for such purposes. The funds that Buyer will utilize to pay the Purchase Price will be lawfully acquired funds and Buyer’s use of such funds will not violate or result in a breach or constitute a default under any securities offering documents or credit facility agreements.

(b)            In no event shall the receipt or availability of any funds or financing by Buyer (whether from the Available Financing or any other source) or any other financing or other transactions be a condition to any of Buyer’s obligations hereunder.

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Section 6.9            Buyer Financial Information.

(a)            Attached hereto as Schedule 6.9(a) are true and complete copies of the following financial statements (such financial statements, the “Buyer Financial Statements”) for Buyer:

(i)           the unaudited statement of certain assets and liabilities, income statement and statement of certain cash flows of Buyer and its subsidiaries (on a consolidating basis) as of and for the year ended December 31, 2017; and

(ii)          the individual unaudited statement of certain assets and liabilities, income statement and statement of certain cash flows of Buyer and its subsidiaries (on a consolidating basis) as of and for the year ended December 31, 2018.

(b)           The Buyer Financial Statements have been prepared on the basis of internal management accounts of Buyer and its subsidiaries and present a true and fair view of, in all material respects, the assets, liabilities, financial and earnings position of Buyer and its subsidiaries as of the dates of, and the periods referred to in, such Buyer Financial Statements in conformity with GAAP applied on a consistent basis throughout the periods indicated.

Section 6.10          Buyer’s Acknowledgements.

EXCEPT AS SET FORTH IN ARTICLE V, BUYER ACKNOWLEDGES, ON BEHALF OF ITSELF, BUYER GUARANTOR AND ITS AFFILIATES, THAT NO SELLER AFFILIATES, OR THEIR RESPECTIVE REPRESENTATIVES OR ANY OTHER PERSON HAS MADE ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, WITH RESPECT TO THIS AGREEMENT, THE ACQUISITION, THE ANCILLARY AGREEMENTS, THE TRANSFERRED ASSETS, THE TRANSFERRED COMPANIES, THE TRANSFERRED EQUITY INTERESTS, THE ASSUMED LIABILITIES, THE BUSINESS OR ANY INFORMATION PROVIDED BY THEM OR IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, OR ANY REPRESENTATION AS TO THE ENFORCEABILITY OR VALIDITY THEREOF, AND ANY SUCH REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED; PROVIDED, HOWEVER, THAT, NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY OR OTHERWISE, NONE OF THE FOREGOING SHALL BE DEEMED TO AMEND, MODIFY, REDUCE OR WAIVE IN ANY MANNER BUYER’S RIGHTS, BENEFITS AND REMEDIES UNDER THE R&W INSURANCE POLICY.

Buyer acknowledges that it has received from Seller certain projections, forecasts and prospective or third-party information relating to Seller, the Business, the Transferred Assets, the Assumed Liabilities, the Transferred Equity Interests and other related topics. Buyer acknowledges that (x) there are uncertainties inherent in attempting to make such projections and forecasts and in such information; (y) it is familiar with such uncertainties and is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections, forecasts and information so furnished; and (z) neither Buyer, nor any other Person (including any Indemnified Party), shall have any claim against any Seller or any of its respective Affiliates or Representatives with respect thereto. Accordingly, without limiting the generality of this Section 6.10, Buyer acknowledges that neither Seller nor any other Person makes any representations or warranties with respect to such projections, forecasts or information. Further, Buyer (on its behalf and on behalf of all Buyer Affiliates) acknowledges that it has waived and hereby waives as a condition to the Closing any further due diligence reviews, inspections or examinations with respect to any Seller, the Business, the Transferred Assets, the Assumed Liabilities or any other matter, including with respect to engineering, environmental, title, survey, financial, operational, regulatory and legal compliance matters.

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Article VII
PRE-CLOSING ACTIONS

Section 7.1            Access, Information and Documents.

(a)           From and after the date hereof until the Closing, upon reasonable advance notice from Buyer of not less than five (5) Business Days, Seller shall, and shall cause the other Seller Affiliates to, to the extent permitted by Law, permit Buyer and its authorized Representatives to have reasonable access, during regular business hours, to the assets, key Employees, personnel familiar with the Insurance Policies, facilities (including to surveyors for the purpose of conducting real property surveys) (subject to compliance with Seller’s safety rules), Contracts, books and records and other documents and data to the extent related to the Business (other than the Excluded Assets); provided, however, that no such access (or related activities or investigations) shall unreasonably interfere with Seller’s or any Seller Affiliates’ normal operation of their respective businesses, including the Business, or include any environmental or other intrusive or subsurface sampling, testing, investigation or analysis (including of soil, water, air or building materials at or relating to the Business Real Property, the Transferred Tangible Personal Property or the tangible personal property of any Transferred Company); provided, further, that all information received by Buyer or its Representatives and given by or on behalf of any Seller Affiliate in connection with this Agreement and the Acquisition prior to the Closing will be held by Buyer and its Affiliates and its and their Representatives as Evaluation Material (as defined in the Confidentiality Agreements) pursuant to the terms of the Confidentiality Agreements. The terms of the Confidentiality Agreements are incorporated into this Agreement by reference and shall continue in full force and effect (and all obligations thereunder shall be binding upon Buyer and its Representatives as if parties thereto) until the Closing, at which time the obligations under the Confidentiality Agreements shall terminate; provided, however, that Buyer’s obligations under the Confidentiality Agreements shall terminate only in respect of that portion of the Evaluation Material related to the Business or relating to the Transferred Companies, and for all other Evaluation Material the Confidentiality Agreements shall continue in full force and effect in accordance with its terms. If for any reason the Closing does not occur, the Confidentiality Agreements shall continue in full force and effect in accordance with its terms; provided, further, that in the event of a conflict between the terms of the Confidentiality Agreements and the confidentiality terms contained in any Ancillary Agreement that provides that certain Confidential Information shall be maintained confidential on a basis that is more protective of such Confidential Information or for a longer period of time than provided for in the Confidentiality Agreements, the terms provided in the Ancillary Agreement shall govern.

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(b)           Following the Closing, each of the Parties acknowledges and agrees that in the course of this Agreement, it will be necessary for, and inevitable that, each Party to acquire information which could include, in whole or in part, information concerning the sales, products, services, employees, customers and prospective customers, sources of supply, computer programs, system documentation, sales projections, software development, manuals, formulae, processes, methods, machines, compositions, ideas, improvements, inventions or other confidential or proprietary information belonging to another Party or relating to the affairs of another Party, including the Business and the Retained Business, as applicable (collectively, the “Confidential Information”). Each Party (together with its Affiliates and their respective Representatives, a “Receiving Party” for purposes of this Section 7.1(b)) agrees to hold and safeguard the Confidential Information in trust for the Party disclosing the Confidential Information (a “Disclosing Party”) and its successors and assigns and only use the Confidential Information for purposes of performing its obligations and enforcing its rights under this Agreement and agrees that it shall not, without the prior written consent of the Disclosing Party, misappropriate or disclose or make available to anyone for use outside of the Disclosing Party at any time, either during the term hereof or subsequent thereto, any of the Confidential Information, whether or not developed by the Receiving Party, except as required in the performance of the Receiving Party’s duties or enforcement of its rights hereunder or as required by applicable Law. If the Receiving Party is required by or under applicable Law or a court or administrative order to disclose any of the Confidential Information, the Receiving Party shall (x) promptly notify the Disclosing Party of the existence of such request or demand and the disclosure that is expected to be made in respect thereto, in each case with sufficient specificity so that the Disclosing Party may, at its expense, seek a protective order or other appropriate remedy or waive compliance with the provisions of this Section 7.1(b) and (y) if requested by the Disclosing Party, assist the Disclosing Party, at its expense, in seeking a protective order or other appropriate remedy in respect of such request or demand. If the Receiving Party is legally compelled, upon the advice of legal counsel, to disclose Confidential Information without first notifying the Disclosing Party in accordance with the foregoing sentence, the Receiving Party shall disclose only that portion of the Confidential Information that the Receiving Party is legally required to disclose upon the advice of the Receiving Party’s legal counsel, provided that the Receiving Party exercise its commercially reasonable efforts to preserve the confidentiality of such Confidential Information, including by obtaining reasonable assurances that confidential treatment shall be accorded any Confidential Information so disclosed. A Receiving Party shall inform any and all of its Representatives that receive Confidential Information of the Disclosing Party of the confidential and proprietary nature of such Confidential Information and shall direct such Representatives to treat such Confidential Information in accordance with this Section 7.1(b). Except to the extent otherwise specifically provided in this Section 7.1(b), the Confidential Information will be kept confidential by each Receiving Party and its Representatives, and the applicable Receiving Party shall be responsible for the breach of this Section 7.1(b), by any of its Representatives. In the event of a conflict between the confidentiality provisions of this Agreement and the confidentiality terms contained in any Ancillary Agreement that provides that certain Confidential Information shall be maintained confidential on a basis that is more protective of such Confidential Information or for a longer period of time than provided for in this Agreement, the terms provided in the Ancillary Agreement shall govern.

(c)           The representation in Section 5.16(e) and covenants in Section 7.1(a) and Section 7.1(b) will not require Seller or any of its Affiliates to provide Buyer or its Representatives with access to any document, communication or information (i) not related to the Acquisition, the sale process with respect to the Business or the possible sale of the Business, (ii) that Seller believes in good faith may be subject to any contractual confidentiality obligation or should not be disclosed due to its competitively sensitive nature, (iii) that may be covered by any attorney-client work product or similar privilege, (iv) that constitutes any consolidated, combined, unitary or similar Tax Return of Seller or any of its Affiliates, except to the extent pertaining to a Transferred Company, or (v) if Seller or its Affiliates, on the one hand, and Buyer or any of its Affiliates, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto.

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(d)           From and after the date hereof and to the Closing, without the prior written consent of Seller, which consent may be withheld by Seller in its sole discretion for any reason or no reason, neither Buyer nor any of its Affiliates shall contact any suppliers to, Employees (except pursuant to Section 7.1(a)), customers of or partners of (including those Persons listed on Schedule 7.1(d)), the Business in connection with or pertaining to any subject matter of this Agreement.

(e)           From and after the date hereof and to the Closing, promptly inform Buyer in case of receipt of any material inquiry or notice from any Tax authorities with respect to the Transferred Companies or the Business.

Section 7.2            Conduct of Business.

(a)           From the date hereof until the Closing, except as otherwise contemplated or permitted by this Agreement (including on Schedule 7.2), or as required by Law, Order or any Governmental Authorization, or as Buyer shall otherwise consent in writing, which consent shall not be unreasonably withheld, conditioned or delayed, Seller agrees to use commercially reasonable efforts to operate the Business in the Ordinary Course in all material respects and to use commercially reasonable efforts to:

(i)           preserve the business relationships with material customers, suppliers and key business relationships of the Business;

(ii)          maintain all material structures, equipment and other tangible personal property of the Business in their present repair, good order and condition, except for depletion and ordinary wear and tear;

(iii)         maintain and continue all applicable turn-around, inspection, maintenance and capital expenditure activities, plans and schedules in all material respects; and

(iv)         maintain all material Governmental Authorizations required for the Business.

provided, however, that no action by Seller or the Business with respect to matters specifically addressed by any provision of Section 7.2(b) shall be deemed a breach of this Section 7.2 unless such action constitutes a breach of such provision of Section 7.2(a).

(b)           From the date hereof until the Closing, to the extent that any of the following actions are (x) either Related to the Business or materially affect the Business and (y) are not in the Ordinary Course, except as otherwise contemplated or permitted by this Agreement (including on Schedule 7.2), or as required by Law, Order or any Governmental Authorization, Seller shall not, and shall not permit the other Seller Affiliates to, without the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed):

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(i)           amend the charter, bylaws or similar organizational documents of any Transferred Company;

(ii)          issue, deliver or sell additional shares of capital stock or other equity interests (other than shares to be transferred to Buyer or a Buyer Assignee at the Closing), or issue, deliver or sell or propose or agree to issue any securities convertible into or exchangeable or exercisable for, or options with respect to, or warrants to purchase, or rights to subscribe for, shares of capital stock or other equity interests of any Transferred Company;

(iii)        enter into, adopt, amend in any material respect or terminate any material Seller Benefit Plan or materially increase the compensation or benefits of any Employee, except, in each case, (A) as required or permitted by any applicable Law or pursuant to the terms of any Seller Benefit Plan or Union Contract as in effect on the date of this Agreement, (B) as contemplated in Exhibit H, (C) as would apply to a similarly situated employee of Seller or its Affiliates generally or (D) as will not result in any material Liability under this Agreement or otherwise to Buyer or its Affiliates;

(iv)        pledge, sell, lease, transfer, license, assign or otherwise make subject to an Encumbrance (other than any Permitted Encumbrance) any material Transferred Asset or material asset of a Transferred Company, other than (i) the sale of Inventory or obsolete, worn-out or excess equipment or assets in each case in the Ordinary Course and (ii) the nonexclusive license or other disposition of IP Rights in the Ordinary Course;

(v)         as it relates to the Business, acquire any business or Person, by merger or consolidation, purchase of substantial assets or equity interests, or by any other manner, in a single transaction or a series of related transactions;

(vi)         lend money in excess of $10,000,000 in the aggregate to an unaffiliated third party;

(vii)        grant any indemnity, bond, or any other guarantee for the benefit of a third party that will survive Closing;

(viii)      enter into any currency, interest rate, swap or other hedging or derivative transactions or instruments for any purpose, including for any speculative purpose or in relation to the indebtedness of the Business;

(ix)        enter into any new Contracts that would have been a Material Contract if entered into prior to the execution of this Agreement;

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(x)          extend, materially amend, terminate or assign any Material Contract;

(xi)         enter into, amend and/or terminate any Contract with a Related Party of the Transferred Companies that will survive the Closing, provided that such entry into, amendment and/or termination will not, and cannot reasonably be expected to have, a Material Adverse Effect;

(xii)        make any material change in any of its present financial accounting methods and practices other than changes in the Ordinary Course and other than as may be appropriate to conform to GAAP or as may be required by applicable Law;

(xiii)       make or change any material Tax election (except as required by applicable Law or in the Ordinary Course), settle or compromise any Tax claim or Liability involving an amount in excess of $10,000,000, surrender any claim for a refund of an amount of Taxes in excess of $10,000,000, or waive or extend the statute of limitations in respect of any Tax (other than pursuant to extension of time to file Tax Returns obtained in the Ordinary Course);

(xiv)       enter into any Contract which contains any non-competition, non-solicitation or other similar restrictive covenants or provisions as to the Business; or

(xv)        authorize or agree, whether in writing or otherwise, to do any of the foregoing.

(c)           Notwithstanding the foregoing, nothing in this Section 7.2 will prevent Seller or any of its Affiliates from taking actions, including (i) contributions, transfers, distributions, assignments and acceptances of assets and Liabilities, (ii) the repayment of indebtedness and the extinguishment of Encumbrances, (iii) formation, dissolution or divisive transactions (including a spin-off or split-off) of subsidiaries and (iv) the cancellation of any intercompany contracts and other agreements that will not constitute Transferred Contracts, in each case as Seller determines is reasonably necessary or appropriate to facilitate the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements.

Section 7.3            Efforts of the Parties.

(a)           Subject to the terms and conditions set forth in this Agreement, each of Seller and Buyer, except where greater efforts or outright non-efforts based obligations are expressly required by the terms of this Agreement, shall use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Acquisition as promptly as practicable and in any event on or before the End Date, including (i) to comply promptly with all legal requirements which may be imposed on it with respect to this Agreement and the Acquisition (which actions shall include furnishing all information required by applicable Law in connection with approvals of, clearances or consents from or filings with any Governmental Authority), (ii) to obtain any consent, authorization (including any Governmental Authorization and related bond, letter of credit or other financial assurance), Order or approval of, or any exemption by, any Governmental Authority or other public or private third party required to be obtained by Buyer or any Seller Affiliate in connection with the Acquisition or the taking of any related action contemplated by this Agreement, and (iii) to promptly effect all necessary registrations and filings with Governmental Authorities.

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(b)           Without limiting Section 2.1(f) or Section 7.3(a), Buyer and Seller shall cooperate and shall cause their Affiliates to cooperate using their respective commercially reasonable efforts to transfer, renew, obtain, or to cause to be transferred, renewed or obtained, prior to the Closing or as soon as practicable thereafter, all Governmental Authorizations required under Environmental Law and necessary for Buyer to own or operate the Business or the Transferred Assets (“Environmental Permits”). During the period commencing on the date hereof and continuing for a reasonable amount of time hereafter to achieve such transfer or obtainment (i) each of Buyer, the Buyer Assignees and the Seller Affiliates shall provide or cause to be provided to the other parties all commercially reasonable assistance as is reasonably requested in connection with transferring, renewing or obtaining (and/or terminating, if required by Law or Environmental Law) any such Environmental Permits and (ii) if any Environmental Permits are not transferred or obtained prior to the Closing, Buyer, the Buyer Assignees and the Seller Affiliates shall use commercially reasonable efforts to cooperate in any lawful and reasonable arrangement reasonably proposed by either Buyer or Seller under which Buyer or a Buyer Assignee shall obtain the benefit of any such Environmental Permits held by a Seller Affiliate in connection with the ownership or operation of the Business or the Transferred Assets or the Transferred Equity Interests following the Closing; provided, however, that no Seller Affiliate shall be required to pay any consideration therefor, or to commence, defend or participate in any litigation or offer or grant any accommodation (financial or otherwise) to any third party; provided, further, that Buyer shall indemnify and hold harmless the Seller Indemnitees from and against any and all Losses arising out of or relating to any Environmental Permit held by any Seller Affiliate for the benefit of Buyer or any Buyer Assignee pursuant to any arrangement established pursuant to clause (ii), to the extent related to any period of such arrangement. If such Environmental Permit is not obtained despite Seller’s reasonable performance of its obligations under this Section 7.3(b), Seller will be deemed to have fulfilled its obligations under this Agreement and under no circumstances shall the consideration be reduced or Seller or its Affiliates be subject to any liability or cost on account of the failure to obtain any such Environmental Permit.

(c)           Notwithstanding anything to the contrary in Section 7.3(b), in the event that any Governmental Authority does not issue directly to any Seller any Governmental Authorization required for Seller to conduct any assessment, response, removal, remediation, corrective or monitoring activity at any Owned Real Property in connection with Seller’s obligation for any Excluded Liabilities herein, and instead such Governmental Authority requests or requires that Seller conduct such activities pursuant to any Governmental Authorization that (i) is held as of the Closing by any Transferred Company, (ii) is transferred to or obtained by Buyer, any Buyer Assignee or any of their Affiliates before, on or after the Closing Date, or (iii) is issued (including as an amendment) jointly to Buyer and Seller (and/or their respective Affiliates) before, on or after the Closing Date, each of Buyer, the Buyer Assignees and Seller shall use commercially reasonable efforts to cooperate in any such arrangement requested or required by such Governmental Authority.

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(d)           Notwithstanding anything to the contrary in Section 7.3(a) and Section 7.3(b), where the transfer of any Governmental Authorization of Huntsman International (India) Private Limited is not completed within three hundred sixty-five (365) days after the Closing, the period of three hundred sixty-five (365) days shall stand extended until such time as the transfer takes place, and Seller and Huntsman International (India) Private Limited shall use commercially reasonable efforts to cooperate in any lawful and reasonable arrangement reasonably proposed by either Buyer or Seller under which Buyer or the applicable Buyer Assignee shall obtain the benefits and obligations of use of any such Governmental Authorization.

Section 7.4           Certain Governmental Matters.

(a)           Without limiting the generality of the undertakings pursuant to Section 7.3(a) or this Section 7.4, Buyer and Seller agree to take or cause to be taken the following actions: (i) provide promptly to any Governmental Authority with regulatory jurisdiction over enforcement of any applicable Competition Laws (“Governmental Competition Authority”) information and documents requested by such Governmental Competition Authority, or necessary, proper or advisable in connection with the Acquisition and (ii) without in any way limiting the other provisions of this Section 7.4, file any Notification and Report form pursuant to the HSR Act within ten (10) Business Days after the date of this Agreement (unless filed prior to the date of this Agreement) and any related material required by any Governmental Authority in order to obtain any Required Approval or under any Competition Law in connection with the Acquisition within fifteen (15) Business Days after the date of this Agreement, and thereafter comply as soon as reasonably practicable and advisable with any requests for additional information or documentary material that may be made under such Competition Law.

(b)           Each of Seller and Buyer shall (i) keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, any Governmental Competition Authority, and shall comply with any such inquiry or request as promptly as practicable (including a request for additional information or documentary material pursuant to the HSR Act), (ii) cooperate and consult with each other in connection with the making of all filings, notifications and any other material actions pursuant to this Section 7.4, including, subject to applicable Laws relating to the exchange of information, by permitting counsel for the other Party to review in advance, and consider in good faith the views of the other Party in connection with, any proposed written communication to any Governmental Competition Authority, (iii) provide counsel for the other Party with copies of all filings and submissions made by such Party and all correspondence and other written communications between such Party (and its advisors) and any Governmental Competition Authority and any other information supplied by such Party or its Affiliates to a Governmental Competition Authority or received from such a Governmental Competition Authority in connection with the Acquisition; provided, however, that materials may be redacted before being provided to the other Party as necessary to (x) comply with contractual arrangements or (y) address reasonable privilege or confidentiality concerns and (iv) furnish to the other Party such information and assistance as such Party reasonably may request in connection with the preparation of any submissions to, or agency proceedings by, any Governmental Competition Authority. Upon and subject to the terms of this Section 7.4, each Party agrees to cooperate and use its reasonable best efforts to assist in any defense by any other Party to the Acquisition before any Governmental Competition Authority reviewing the Acquisition, including by providing as promptly as practicable such information as may be requested by such Governmental Competition Authority or such assistance as may be reasonably requested by the other Party to this Agreement in such defense.

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(c)           Buyer shall, and shall cause its Affiliates to, use its reasonable best efforts to take, or cause to be taken, all actions that are necessary or advisable or as may be required by any Governmental Authority to expeditiously (and in any event, prior to the End Date) avoid and eliminate each and every impediment under any applicable Competition Law, so as to enable the consummation of the Acquisition as soon as practicable, and in any event prior to the End Date; provided, however, that Buyer shall not be directly or indirectly required to litigate or participate in the litigation of any action, whether juridical or administrative, brought by any Governmental Authority challenging or seeking to restrain, prohibit, or place conditions on the consummation of the Acquisitions under any Competition Law. For purposes of this Section 7.4(c) and Section 7.7, Buyer’s reasonable best efforts shall include taking, or causing to be taken, all actions necessary or advisable or as may be required by any Governmental Authority to enable the consummation of the Acquisition prior to the End Date, including actions to sell, license or divest, or to hold separate and agree to sell, license or divest, but only with respect to entities, assets, or facilities of the Business that are physically located within the United States (“Remedy Actions”); notwithstanding the foregoing, Buyer shall not be required to take Remedy Actions (for purposes of this Section 7.4(c) and Section 7.7, collectively) that, when taken together with, on an integrated and aggregate basis, with all other associated business lines of the Business, would require the sale, divestiture or loss of businesses or assets that generated EBITDA in excess of Ten Million U.S. Dollars ($10,000,000) during the trailing twelve (12) months. For sake of clarity, Buyer shall not be obliged to sell, license or divest any entities, assets or facilities of Buyer or any of its subsidiaries (before taking effect of the Acquisition). For purposes of this Section 7.4(c) and Section 7.7, “EBITDA” means EBITDA as calculated in a manner consistent with the methodology utilized in the earnings releases Seller has publicly filed with the U.S. Securities and Exchange Commission. Seller and Buyer shall not extend, directly or indirectly, any Competition Law waiting period or enter into any agreement with a Governmental Competition Authority to delay or not to consummate the Acquisition on the Closing Date, except with the prior written consent of the other Party to this Agreement. Seller and Buyer shall not have any substantive contact with any Governmental Competition Authority in respect of any filing or proceeding contemplated by this Section 7.4 unless it consults with the other Party in advance and, to the extent permitted by such Governmental Competition Authority, gives the other Party the opportunity to participate.

(d)           Except as specifically required by this Agreement, Buyer shall not, and shall cause each of the Buyer Assignees and their respective Affiliates not to, operate its business in such manner or take any action, or refrain from taking any action, the effect of which would be to delay or impede the ability of the Parties to consummate the Acquisition or increase the risk of not obtaining the consent or clearance of a Governmental Competition Authority or the expiration or termination of any applicable waiting period. Without limiting the generality of the foregoing, Buyer shall not, and shall cause its controlled Affiliates and their respective ultimate parent entities and subsidiaries not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business or any Person or division thereof, or otherwise acquire or agree to acquire any assets or equity interests, if the entering into of a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation would reasonably be expected to: (i) impose any delay in the obtaining of, or increase the risk of not obtaining, any consents of any Governmental Competition Authority necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period; (ii) increase the risk of any Governmental Competition Authority seeking or entering an order prohibiting the consummation of the transactions contemplated by this Agreement; (iii) increase the risk of not being able to remove any such order on appeal or otherwise; or (iv) delay or prevent the consummation of the Acquisition.

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Section 7.5           No Control of Other Party’s Business.

Nothing contained in this Agreement shall give Buyer, directly or indirectly, the right to control or direct the Business’s operations prior to the Effective Time, and nothing contained in this Agreement shall give Seller directly or indirectly, the right to control or direct Buyer’s or its subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of Seller and Buyer shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its subsidiaries’ respective operations.

Section 7.6           Guarantees; Other Obligations.

At or before the Closing, Buyer shall use commercially reasonable efforts to (a) arrange for substitute letters of credit, Buyer guarantees and other obligations to replace the outstanding Seller Guarantees listed on Schedule 7.6 or (b) to the extent permitted by applicable Law and the terms thereof, assume all obligations (solely to the extent Related to the Business) under each Seller Guarantee, and obtain from the creditor, beneficiary or other counterparty a full release (in a form satisfactory to Seller) of all parties liable, directly or indirectly, for reimbursement to the creditor or fulfillment of other obligations to a beneficiary or counterparty in connection with amounts drawn under the Seller Guarantees (solely to the extent Related to the Business). In furtherance and not in limitation of the foregoing, Seller shall have the right to control and direct the process by which the Parties approach the beneficiaries or counterparties of such Seller Guarantees, including by taking the lead in all meetings, discussions and communications with beneficiaries or counterparties. To the extent the beneficiary or counterparty under any Seller Guarantees does not accept any such substitute letter of credit, Buyer guarantee or other obligation proffered by Buyer and Buyer is not permitted to assume or cause to be assumed any such Seller Guarantee in accordance with the foregoing clause (b), Buyer shall (x) indemnify, defend and hold harmless Seller and its Subsidiaries against, and reimburse Seller and its Affiliates for, all amounts paid, including costs or expenses in connection with such Seller Guarantees, including Seller’s and its Affiliates’ expenses in maintaining such Seller Guarantees, whether or not any such Seller Guarantee is drawn upon or required to be performed, and shall in any event promptly reimburse Seller and its Affiliates to the extent any Seller Guarantee is called upon and Seller or any of its Affiliates makes any payment or is obligated to reimburse the party issuing the Seller Guarantee and (y) not without Seller’s prior written consent, amend in any manner adverse to Seller or any of its Affiliates, or extend (or permit the extension of), any Seller Guarantee or any obligation supported by any Seller Guarantee.

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Section 7.7           CFIUS Matters. Each of the Parties agrees to use reasonable best efforts to (i) prepare and submit a draft joint voluntary notice to CFIUS in accordance with the requirements set forth in 31 C.F.R. Part 800 (the “CFIUS Notice”) within twenty (20) days of the date hereof, or such date as may otherwise be agreed in writing by the Parties, (ii) promptly following receipt of comments on the draft CFIUS Notice, submit a final CFIUS Notice, and (iii) achieve CFIUS Clearance. Without limiting the foregoing, the Parties shall (i) cooperate in all respects and consult with each other in connection with the CFIUS Notice, including by allowing the other parties to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions; (ii) promptly inform the other party of any communication received by such party from, or proposed to be given by such party to, CFIUS, by promptly providing copies to the other party of any such written communications, except for any exhibits to such communications providing the personal identifying information required by 31 C.F.R. §800.402(c)(6)(vi); and (iii) permit the other party to review in advance any communication that it gives to, and consult with each other in advance of any meeting, telephone call or conference with CFIUS, and to the extent not prohibited by CFIUS, give the other party the opportunity to attend and participate in any telephonic conferences or in-person meetings with CFIUS, in each of clauses (i), (ii) and (iii) of this Section 7.7, subject to confidentiality considerations contemplated by the DPA or required by CFIUS. For the avoidance of doubt, for purposes of Section 7.4(c) and this Section 7.7, Buyer’s reasonable best efforts shall include taking, or causing to be taken, all actions necessary or advisable or as may be required by any Governmental Authority to enable the consummation of the Acquisition prior to the End Date, including Remedy Actions; notwithstanding the foregoing, Buyer shall not be required to take Remedy Actions (for purposes of Section 7.4(c) and this Section 7.7 collectively) that, when taken together with, on an integrated and aggregate basis, with all other associated business lines of the Business, would require the sale, divestiture or loss of businesses or assets that generated EBITDA in excess of Ten Million U.S. Dollars ($10,000,000) during the trailing twelve (12) months.

Section 7.8           Huntsman Corporation Australia Pty Limited Deliveries. At or prior to the Closing, Seller shall use its best efforts to deliver or cause to be delivered to Buyer the following in respect of Huntsman Corporation Australia Pty Limited:

(a)           a resolution passed by the directors of Huntsman Corporation Australia Pty Limited pursuant to which the directors resolve (in each case, subject to the Closing occurring and effective as of the Closing):

(i)           to register the transfers for the Australian Transferred Equity Interests and register Buyer or the designated Buyer Assignee as the holder of the Australian Transferred Equity Interests in its register of members, subject to payment of any amounts contemplated by Section 2.1(h) to the extent such amounts relate to the Australian Transferred Equity Interests;

(ii)          to cancel the existing share certificates for the Australian Transferred Equity Interests and issue a new certificate for the Australian Transferred Equity Interests in Buyer’s or the designated Buyer Assignee’s name;

(iii)         to appoint any person nominated by Buyer as a director, the secretary and the public officer of Huntsman Corporation Australia Pty Limited, subject to receipt of their signed consent to act;

(iv)         to accept the resignation of any existing directors, alternate directors, secretary and public officer of Huntsman Corporation Australia Pty Limited who are resigning on and from the Closing;

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(v)          to approve the changes to the bank account signatories of each of the bank accounts of Huntsman Corporation Australia Pty Limited as may reasonably be required by Buyer;

(vi)         to change the registered office of Huntsman Corporation Australia Pty Limited to the address requested by Buyer;

(b)           the register of members of Huntsman Corporation Australia Pty Limited; and

(c)           the corporate key for Huntsman Corporation Australia Pty Limited.

Section 7.9           Huntsman International (India) Private Limited Deliverables. At or prior to the Closing (or the India Deferred Closing Date, if applicable), Seller shall use its best efforts to deliver or cause to be delivered to Buyer the following in respect of Huntsman International (India) Private Limited:

(a)           the books and records of Huntsman International (India) Private Limited relating to Business, which records will be deemed to have been delivered at the Closing if they are left at the Business Site located at Ankaleshwar, Gujarat;

(b)           each key code, password and authorization (incuding Governmental Authorization) necessary or desirable to operate the Business; and

(c)          where required by Buyer, documents (including applications, affidavits, forms) to enable transfer of the Governmental Authorizations from Huntsman International (India) Private Limited to the Buyer Assignee or to enable Huntsman International (India) Private Limited to apply for a new Governmental Authorization.

Section 7.10          IT Transition and Other Transition Services. Matters relating to planning and preparations to be undertaken prior to Closing for certain information technology transition services to be provided the Transition Services Agreement shall be governed by the provisions set forth in Annex E. In addition, commencing promptly after the date hereof and until Closing, the Parties will negotiate in good faith Annexes to Schedule A to the form of Transition Services Agreement containing details (including duration, cost estimates and other relevant terms) for each of the service categories listed on Schedule A to the form of Transition Services Agreement that is attached hereto as Exhibit C, so as to ensure continuity of the Business following Closing. Such negotiations will be guided by the guidelines set forth in Schedule B to the form of Transition Services Agreement that is attached hereto as Exhibit C. As set forth in Schedule B to the form of Transition Services Agreement attached as Exhibit C, the Parties will hold the initial meeting to evaluate the transition services requested by Buyer for each area of support within twenty (20) days after the date hereof, and will have monthly meetings to reassess such requested transition services.

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Section 7.11          Provisional GIDC Approval.

(a)           Seller and Huntsman International (India) Private Limited shall use reasonable best efforts to complete the GIDC Conditions as promptly as practicable and shall co-operate with Buyer in preparation, filing and registration of any deeds, documents or affidavits required for transfer of GIDC Lease. Further, Seller or a Seller Affiliate, on the one hand, and Buyer or the applicable Buyer Assignee, on the other hand, shall bear in equal proportion the costs and expenses towards the stamp duty, registration charges and transfer charges and premium payable to the GIDC or applicable Governmental Authority in accordance with Law, with respect to the transfer of the GIDC Lease from the relevant Seller Affiliate to the applicable Buyer Assignee.

(b)           While the Parties acknowledge that if the GIDC Conditions are met, the India Transfer shall take place pending any regularization of the GIDC Non-Leased Land, Seller and Huntsman International (India) Private Limited shall use reasonable best efforts to regularize GIDC Non-Leased Land prior to India Transfer, including by execution of any deeds, documents or affidavits or payment of any demands as may be required by GIDC for purpose of such regularization.

Section 7.12          Buyer Financing.

(a)           Upon the entry into a Debt Financing Commitment, Buyer shall, and shall cause each of its Designated Affiliates to, use their respective reasonable best efforts to take, or cause to be taken, all actions, and use their reasonable best efforts to do, or cause to be done, all things necessary, proper or advisable to arrange, obtain and consummate the debt financing contemplated by the Debt Financing Commitment that is being obtained by Buyer in connection with the Acquisition and the other transactions contemplated thereby (the “Debt Financing”) on a timely basis (but in any event no later than the Closing Date) on the terms and conditions described in the Debt Financing Commitments, including using their respective reasonable best efforts to (i) comply with their respective obligations under the Debt Financing Commitments, (ii) maintain in effect (and not cause, suffer or allow the amendment of) the applicable Debt Financing Commitments (except to the extent Alternative Financing is obtained in an amount sufficient to consummate the transactions contemplated by this Agreement on the Closing Date), (iii) negotiate, enter into, execute and deliver to the applicable Debt Financing Sources the Debt Financing Documents on a timely basis, (iv) satisfy (and cause each Designated Affiliate to satisfy) or obtain a waiver of (or cause each Designated Affiliate to obtain a waiver of), in each case on or prior to the Closing Date, all conditions applicable to Buyer contained in the Debt Financing Commitments (or any Debt Financing Documents), including the payment of any commitment, engagement or placement fees required as a condition to the Debt Financing, (v) upon satisfaction of such conditions and the conditions set forth in Section 4.1 and Section 4.2 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), enforce all of their respective rights under the Debt Financing Commitments (and all Debt Financing Documents) and consummate the Debt Financing at or prior to the Closing Date, but in no event later than the End Date (it being understood that it is not a condition to Closing and/or any of Buyer’s obligations under this Agreement for Buyer to obtain the Debt Financing) and (vi) comply with their respective covenants or other obligations pursuant to the Debt Financing Commitments and the Debt Financing Documents to be complied with on or prior to the Closing Date. Upon written request by Seller, Buyer shall let Seller know of the status of its efforts to arrange the Debt Financing in reasonable detail (including providing Seller with copies of all requested Debt Financing Documents). Prior to the Closing Date, Buyer shall give Seller written notice not more than two (2) Business Days (i) following discovery by Buyer or any Designated Affiliate (or knowledge of) of (x) any breach, default (or any event of circumstance that, with notice or lapse of time or both, could reasonably be expected to give rise to any breach or default) of, cancellation or termination of, or repudiation by any party thereto of, any of the Debt Financing Commitments or Debt Financing Documents or (y) the receipt by Buyer of any written notice or communication from any Qualified Financial Institutions with respect to any actual or threatened breach, default, cancellation, termination or repudiation by any Debt Financing Source of any Debt Financing Commitment or Debt Financing Document or (ii) if for any reason Buyer at any time believes that it will not be able to obtain all or any portion of the Debt Financing on the terms, in the manner or from the sources contemplated by the Debt Financing Commitments or any Debt Financing Document.

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(b)           If all or any portion of the Debt Financing becomes unavailable on the terms and conditions of the Debt Financing Commitments, Buyer shall (i) deliver to Seller notice of such event (the “Debt Financing Unavailability Notice”), which Debt Financing Unavailability Notice shall set forth in reasonable detail the reasons giving rise to such event, as promptly as practicable following the occurrence of such event, change, effect, development, occurrence or circumstance, (ii) use its reasonable best efforts to arrange and obtain, as promptly as practicable following the occurrence of such event, change, effect, development, occurrence or circumstance (and in any event prior to the End Date), the Debt Financing or such portion of the Debt Financing from alternative sources, which may include one or more of a senior secured debt financing, an offering and sale of notes, or any other financing or offer and sale of other debt securities, or any combination thereof, in an amount sufficient, when added to any portion of the Debt Financing that is and will be available, to pay in cash all amounts required to be paid by Buyer in connection with the transactions contemplated by this Agreement (“Alternative Financing”). In such event, the term “Debt Financing” as used in this Agreement shall be deemed to include any Alternative Financing and (iii) use its reasonable best efforts to obtain a new financing commitment letter (together with its related term sheets, the “Alternative Debt Financing Commitments”) and a new definitive agreement with respect thereto that provides for financing (A) on terms not less favorable, in the aggregate, to Buyer than the applicable Debt Financing Commitments as of the date of this Agreement, (B) containing conditions to draw, and other terms that would reasonably be expected to affect the availability thereof, that (1) are not more onerous than those conditions and terms contained in the applicable Debt Financing Commitments as of the date of this Agreement and (2) would not reasonably be expected to delay the Closing and (C) in an amount that is sufficient, when added to any portion of the Debt Financing that is and will be available, to pay in cash all amounts required to be paid by Buyer in connection with the transactions contemplated by this Agreement. In such event, the term “Debt Financing” as used in this Agreement shall be deemed to include any Alternative Financing, and the term “Debt Financing Commitments” as used in this Agreement shall be deemed to include any Alternative Debt Financing Commitments.

Section 7.13          Arbitration of Transition Plan Issues and TSA Issues.

(a)           In the event that Seller and Buyer are unable to agree on a Day 1 Transition Plan pursuant to Section 7.10 and Annex E within thirty (30) days after the initial discussion for the Day 1 Transition Plan occurs but in no event later than by the date which is fifty (50) calendar days after the date hereof (a “Transition Plan Issue”) and/or the final to-be-executed form of the Transition Services Agreement by within thirty (30) days after the Day 1 Transition Plan is agreed but in no event later than by the date which is eighty (80) calendar days after the date hereof (a “TSA Issue”), then either Party may invoke the arbitration process set forth in this Section 7.13 by sending the other Party a written notice and demand for arbitration. The arbitration will be held promptly, in Houston, Texas, at the offices of Seller.

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(b)           The arbitration will be decided by a sole arbitrator, whom shall be selected by ballot based on the following procedure immediately after the date hereof in order to prepare for any potential dispute. Within fifteen (15) days after the date hereof, each Party shall submit to the other Party a list of five former federal judges they propose to serve as the sole arbitrator in the event of a dispute, after confirming their availability to serve as arbitrator. Within seven (7) days of receiving the list of three proposed arbitrators, each Party may strike two of the arbitrators on the list. Within seven (7) days after the Parties strike the arbitrators from the list, the Parties shall rank the arbitrators not been stricken from the list from 1 to 6, with the number 6 assigned to the Party’s top choice arbitrator and the number 1 assigned to the Party’s last choice arbitrator, and shall communicate this ranking to the other Party. The candidate with the greatest total number of points assigned by the Parties shall be designated as the sole arbitrator. In case of a tie, Seller shall select between the two top-ranked arbitrators. The Parties shall confirm the selection of the sole arbitrator, and shall request that the selected sole arbitrator confirm to the Parties if any conflict arises that prevents him or her from serving as arbitrator in the event of a dispute. In the event that a conflict prevents him or her from serving as arbitrator, the Parties shall redo the ballot process.

(c)           The sole issue or issues to be decided in such arbitration will be the Transition Plan Issue and/or the TSA Issue, as the case may be, consisting of those terms or conditions of the Day 1 Transition Plan and/or Transition Services Agreement that remain subject to disagreement between the Parties. The arbitrator will not have the authority to resolve any other disputes arising under this Agreement unless the Parties expressly agree otherwise in writing. Notwithstanding anything to the contrary in this Agreement and unless otherwise agreed by the Parties in writing, such arbitration shall be the sole binding mechanism for resolving a Transition Plan Issue and/or a TSA Issue that is not voluntarily resolved by the Parties.

(d)           Unless the Parties agree in writing to additional and specific pre-hearing discovery, the only pre-hearing arbitration discovery will be (i) reasonably limited production of relevant and non-privileged documents and (ii) the identification of witnesses to be called at the arbitration hearing, which identification must give the witness’s name, general qualifications, and position, and a brief statement as to the general scope of the testimony to be given by the witness, with both activities described in clauses (i) and (ii) to be completed seven (7) Business Days prior to the date on which the hearing is set to begin.

(e)           With respect to a Transition Plan Issue and/or a TSA Issue, the Parties will engage in “baseball” arbitration whereby each Party will submit its proposed provision(s) addressing each of the remaining terms or conditions of the Day 1 Transition Plan and/or Transition Services Agreement that remain subject to disagreement between the Parties, to the arbitrator and the arbitrator will be instructed to select the proposed provision that, in the arbitrator’s judgment, most closely effectuates, to the maximum extent possible, both Parties’ intent as reflected in: (i) with respect to the Day 1 Transition Plan, Annex E and the goal of ensuring Day 1 IT Readiness (which may include making a determination as to information technology applications and services that are critical to the Business in respect of ensuring Day 1 IT Readiness) and (ii) with respect to the Transition Services Agreement, Schedule B to the Transition Services Agreement (e.g., the allocation of costs and pricing methodology set forth therein).

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(f)           The arbitration hearing shall be concluded no later than fifteen (15) Business Days from the date of the notice and the demand for arbitration. The arbitrator shall enter a final decision no more than ten (10) Business Days following the completion of the arbitration hearing. The arbitrator shall serve copies of the final decision on Seller and Buyer by overnight delivery, facsimile, and by email, but service will be sufficient if service is made by overnight delivery. The final decision of the arbitrator will be final and binding on both Parties.

(g)           Each Party will bear its own attorneys’ and expert witness fees and both Parties will share equally in the payment of the arbitrator’s fees as and when billed by the arbitrator.

Article VIII
POST-CLOSING MATTERS

Section 8.1            Access; Preservation of Books and Records.

(a)           From and after the Closing Date, to the extent necessary in connection with any reasonable business purpose, including the preparation or amendment of Tax Returns, claims or obligations relating to Excluded Liabilities, the preparation of financial statements, U.S. Securities and Exchange Commission or bank regulatory reporting obligations, the determination of any matter relating to the rights or obligations of Seller or any of its Affiliates under this Agreement or the Ancillary Agreements or in connection with any Proceeding against, among or with a third-party, upon reasonable prior notice, and except as otherwise provided in this Agreement and to the extent necessary to (i) ensure compliance with any applicable Law, (ii) preserve any applicable privilege (including the attorney-client privilege), (iii) preserve any ability to access insurance coverage or (iv) comply with any contractual confidentiality obligations, Buyer shall, and shall cause each of the Transferred Companies, their respective Affiliates and their respective Representatives to, (A) afford Seller and its Representatives reasonable access, during normal business hours, to the properties, books and records of Buyer and its Affiliates in respect of the Transferred Companies and the Business, the Transferred Assets and the Assumed Liabilities, (B) furnish to each Seller and its Representatives such additional existing financial and other existing information regarding the Transferred Companies, their respective Affiliates, the Business, the Transferred Assets and the Assumed Liabilities as any Seller or its Representatives may from time to time reasonably request and (C) make available to each Seller and its Representatives those employees of Buyer or its Affiliates whose assistance, expertise, testimony, notes or recollections or presence are reasonably necessary to assist such Seller party, its Representatives or their respective Affiliates in connection with its inquiries for any purpose referred to above, including the presence of such persons for interviews and depositions and as witnesses in hearings or trials for such purposes; provided, however, that such investigation shall not unreasonably interfere with the business or operations of Buyer or any of its Affiliates; and provided, further, that the auditors and accountants of Buyer or its Affiliates shall not be obligated to make any work papers available to any Person except in accordance with such auditors’ and accountants’ normal disclosure procedures and then only after such Person has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or accountants. In the event that, at or after the Closing, (a) any document or information relating to the Business or the Transferred Companies (excluding, for the avoidance of doubt, the Retained Business) is in or comes into the possession of Seller or any of its Affiliates, Seller shall promptly deliver such document or information to Buyer or (b) any document or information relating to the Retained Business, Seller or any of its respective Affiliates (other than the Business or the Transferred Companies), is in or comes into the possession of Buyer or any of its Affiliates, Buyer shall promptly deliver such document or information to Seller.

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(b)           Seller shall have the right to retain copies of all books and records of the Business relating to periods ending on or before the Closing Date. Buyer agrees that it shall preserve and keep all original books and records in respect of the Business in the possession or control of Buyer or its Affiliates for longer of (i) any applicable statute of limitations and (ii) a period of six years from the Closing Date.

(c)           During such six (6) year or longer period, (i) Representatives of Seller shall, upon reasonable notice and for any reasonable business purpose, have access during normal business hours to examine, inspect and copy such books and records and (ii) Buyer shall provide to Seller or its Affiliates, access to such original books and records of the Transferred Companies or the Business as Seller or its Affiliates shall reasonably request in connection with any Proceeding to which Seller or its Affiliates, are parties, any effort by Seller or its Affiliates to access insurance coverage, or in connection with the requirements of any Law applicable to Seller or any of its Affiliates. In the event that any original books and records of the Transferred Companies or the Business are removed from the premises of Buyer and its Affiliates, Seller or its Affiliates, as applicable, shall return such original books and records to Buyer or such Affiliate as soon as such books and records are no longer needed in connection with the circumstances described in the immediately preceding sentence.

(d)           If so requested by Buyer, on the one hand, or Seller or any of its Affiliates, on the other hand, Seller or one of its Affiliates, or Buyer or one of its Affiliates, as the case may be, shall enter into a customary joint defense agreement or common interest agreement with Buyer and its Affiliates, or Seller and its Affiliates, as applicable, with respect to any information to be provided to Seller or its Affiliates pursuant to Section 7.1 and this Section 8.1.

Section 8.2            281 Undertaking. If any Proceedings have been initiated by the relevant Governmental Authority under Section 281 of the Income Tax Act, 1961 consequent to which the India Transfer has been asserted to be void then, subject to applicable Law, Seller and Huntsman International (India) Private Limited shall make commercially reasonable efforts to prevent the India Transfer from being declared void under Section 281 of the Income Tax Act, 1961; provided; that, this Section 8.2 shall in no event require Seller or any of its Affiliates to incur any material unreimbursed cost or take any action that Seller reasonably believes could prejudice the legal, commercial, or Tax position of Seller or such Affiliate.

Section 8.3            Non-competition; Non-solicitation.

(a)           Seller understands that Buyer shall be entitled to protect and preserve the going concern value of the Business to the extent permitted by Law and that Buyer would not have entered into this Agreement absent the provisions of this Section 8.3 and, therefore, subject to the provisions of this Section 8.3(a), Seller agrees that for a period of four (4) years from the Closing Date, neither Seller nor any controlled Affiliate of Seller shall directly or indirectly engage in, own, have any financial interest in, finance, manage or operate anywhere in the world any business, the primary activity of which is to develop, manufacture, sell or distribute any of the Business Products produced, sold or distributed by the Business prior to the Closing (each, a “Competitive Activity”); provided, however, that it shall not be a Competitive Activity for Seller or any of its Affiliates:

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(i)           to beneficially own (for non-strategic, passive financial investment purposes) within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, less than five percent (5%) of the outstanding common stock of a publically-held corporation that is engaged in a Competitive Activity;

(ii)          to invest in any Person which invests in, manages or operates a Competitive Activity, so long as Seller’s or its Affiliate’s investment is for non-strategic, passive financial investment purposes and less than five percent (5%) of the outstanding ownership interest in such Person and Seller does not control such Person or Competitive Activity;

(iii)         to acquire a Competitive Activity (or a third party engaging in such Competitive Activity) by merger or a purchase of shares or assets of a third party so long as the annual Operating Income of such third party attributable to such Competitive Activity for the most recent fiscal year of such third party preceding the acquisition does not exceed twenty percent (20%) of the aggregate annual Operating Income during such period for all of the businesses or operations acquired from such third party; provided, however, that in the event of any such acquisition where the aggregate annual Operating Income related to the Competitive Activity exceeds twenty percent (20%) of such aggregate annual Operating Income, Seller shall be required to attempt to divest such excess portion of the Competitive Activity at such price and on such terms as Seller deems commercially reasonable. Seller shall not be required to divest such Competitive Activity at a loss, or be required to discontinue operation of such Competitive Activity in order to comply with this Section 8.3;

(iv)         to own any securities through any employee benefit plan;

(v)          to perform any Competitive Activity for the benefit of Buyer or any of its Affiliates, including the performance of any Competitive Activity required or contemplated by this Agreement or any Ancillary Agreement;

(vi)         to use and exploit the retained PO/MTBE and tert butyl alcohol (and its derivatives) technology and IP Rights in the Jiangsu Province, China, including in connection with propylene oxide or methyl tertiary butyl ether or tert butyl alcohol (and its derivatives) products or related processes (or products or processes similar to or competitive with such products or processes) in Jiangsu Province, owning an interest in and operating the business of the China JV, increasing the capacity and production at the current site or elsewhere within the Jiangsu Province, and marketing, distributing and selling the production output of the China JV anywhere in the world; or

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(vii)        to perform or conduct any activities of the businesses of Seller and its Affiliates in connection with the Huntsman Product Families, in the applicable market as set forth in Schedule 1.1(e), including as such businesses may expand in the Ordinary Course.

(b)           Notwithstanding anything to the contrary, the foregoing covenant shall not apply with respect to any Person or its Affiliates that acquires an interest in all or any portion of the stock or assets of Seller or any of its Affiliates to the extent prior to such acquisition such Person or its Affiliates were already engaged in a Competitive Activity.

(c)           For a period of eighteen (18) months following the Closing Date, Seller agrees that neither it nor its Affiliates will, other than in the Ordinary Course, knowingly and deliberately (i) encourage any customer, client, supplier or other Person having a business relationship with the Business, to terminate or alter such relationship to the disadvantage of Buyer or any of its Affiliates in connection with the Business or (ii) encourage any Person not to enter into a business relationship with Buyer or any of its Affiliates in connection with the Business.

(d)           For a period of three (3) years following the Closing Date, Seller agrees that neither it nor its Affiliates will knowingly and deliberately (i) encourage any customer set forth on Schedule 8.3(d) to terminate or alter its business relationship with the Business to the disadvantage of Buyer or any of its Affiliates in connection with the Business or (ii) encourage any customer set forth on Schedule 8.3(d) not to enter into a business relationship with Buyer or any of its Affiliates in connection with the Business.

(e)           From and after the Closing for a period of three (3) years following the Closing, Seller agrees that neither it nor its Affiliates will, without Buyer’s prior written consent, directly or indirectly (including, without limitation, through Seller’s or its Affiliates’ Representatives), solicit for employment or hire (whether as an officer, director, employee, consultant or temporary employee) any Transferred Employee, except that this paragraph shall not preclude Seller or any other person from entering into discussions with or soliciting any person (i) who responds to any public advertisement or general solicitation or who is contacted by the soliciting party’s recruitment agency (provided, however, that the soliciting party did not instruct such agency to target the other party’s employees), (ii) who initiates discussions with the soliciting party regarding such employment on his or her own initiative and without any direct or indirect solicitation by the soliciting party, its Representatives or its Affiliates or (iii) who has been terminated by Buyer or its Affiliates or resigns prior to commencement of discussions with the soliciting party.

(f)           From and after the Closing for a period of three (3) years following the Closing, Buyer agrees that neither it nor its Affiliates will directly or indirectly (including, without limitation, through Buyer’s or its Affiliates’ Representatives), solicit for employment or hire (whether as an officer, director, employee, consultant or temporary employee or otherwise) any Employee who is engaged or employed as of the date hereof and who does not become a Transferred Employee.

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(g)           Other than in connection with any action between the Parties, after the Closing Date, each Party shall not, and shall cause its Affiliates not to, directly or indirectly, through any Person, make or publish any statement to a third party, whether orally or in writing, regardless of whether such statement is truthful, that criticizes, ridicules, disparages or is otherwise derogatory to the other Party or its Affiliates, or which could reasonably be expected to harm the reputation or goodwill of such other Party or its Affiliates.

(h)           The nature and scope of the provisions of this Section 8.3 have been carefully considered by the Parties. Seller agrees and acknowledges that the duration, scope and geographic areas contemplated by this Section 8.3 are fair, reasonable and necessary and that adequate compensation has been received by Seller for such obligations. If, however, for any reason any court determines that any such restrictions are not reasonable or that consideration is inadequate, such restrictions shall be interpreted, modified or rewritten to include as much of the duration, scope and geographic area identified in this Section 8.3 as will render such restrictions valid and enforceable.

(i)            In the event of a breach or threatened breach of this Section 8.3, Buyer shall be entitled, without the posting of a bond, to an injunction restraining such breach. Nothing herein contained shall be construed as prohibiting Buyer from pursuing any other remedy available to it for such breach or threatened breach.

(j)            Notwithstanding anything to the contrary, and in respect of Huntsman Corporation Australia Pty Limited only, each covenant in Section 8.3(a), Section 8.3(c), Section 8.3(d), Section 8.3(e), Section 8.3(f) and Section 8.3(g) and each paragraph in the Restraint Area definition is a separate and independent covenant of Seller and each controlled Affiliate of Seller. They can be combined and each combination is a separate covenant and restriction, although they are cumulative in effect.

(k)            For purposes of this Section 8.3, the following terms shall have the meanings set forth below:

“Operating Income” shall mean earnings before interest, income taxes and extraordinary items, all calculated and determined in accordance with GAAP.

Section 8.4            Further Assurances.

(a)           From and after the Closing Date, and from time to time at the request of the other Party, Buyer shall, and shall cause the Buyer Assignees to, and Seller shall, and shall cause the other Seller Affiliates to, without further consideration, execute and deliver such instruments of transfer, conveyance, assignment and assumption, in addition to the Ancillary Agreements, and take such other action as may reasonably be necessary to consummate the Acquisition or to give effect to the transactions contemplated by the Ancillary Agreements.

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(b)           Subject in all respects to the other express provisions of this Agreement, if any Transferred Asset or asset of a Transferred Company is damaged by fire or other casualty, or suffers any Loss covered by Seller’s comprehensive general liability coverage, occurring following the date hereof and prior to the Closing, the Parties shall nonetheless consummate the Acquisition; provided, however, that Seller shall or shall cause the applicable Selling Company or any Affiliates to, on the Closing Date, (i) assign and remit to Buyer or the applicable Buyer Assignee, and Buyer or the applicable Buyer Assignee shall be entitled to receive and keep, the net proceeds of the sum of (x) any award or other proceeds under the relevant property, casualty or comprehensive general liability insurance policy which may have been collected by the applicable Selling Company or any Affiliate thereof, as the case may be, as a result of such casualty, less (y) the reasonable expenses incurred by Seller and its Affiliates in actually repairing or restoring such Transferred Asset or asset of a Transferred Company, or (ii) if no award or other proceeds shall have been collected, deliver to Buyer or applicable Buyer Assignee an assignment of the applicable Selling Company’s right to any such award or other proceeds which may be payable to it as a result of such casualty; provided, further, however, that any applicable deductible under the relevant insurance policy shall be on the sole account of the applicable Selling Company or Affiliate of Seller. Seller further acknowledges and agrees to (A) use commercially reasonable efforts in the Ordinary Course to take all actions to mitigate any such damage or the effects thereof to any Transferred Assets or Transferred Company, (B) notify Buyer as promptly as practicable upon obtaining knowledge of any such damage, (C) keep Buyer reasonably informed on a regular basis of the status of any and all remediation efforts, consult with Buyer in good faith, and provide Buyer with such information as reasonably requested, and (D) cooperate with, and provide reasonable assistance to, Buyer in connection with Buyer’s efforts to secure an insurable interest in, and at Buyer’s sole cost and expense, an appropriate insurance policy in respect of the Transferred Assets and Transferred Companies for the period prior to the Closing.

Section 8.5            Refunds and Remittances.

(a)           To the extent that Seller or any of its Affiliates, on the one hand, and Buyer or any of its Affiliates (including any Transferred Company following the Closing), on the other hand, (i) receives any payment to which the other party is entitled (including with respect to any Retained Business Allocated Accounts Receivable), each of Buyer and Seller agrees to promptly remit the proceeds to the other party, as appropriate and (ii) makes a payment to a third party on behalf of the other party (including with respect to any Retained Business Allocated Accounts Payable), the other party agrees to promptly reimburse Seller or Buyer, as applicable.

(b)           The Parties acknowledge and agree there is no right of offset regarding such payments and a Party may not withhold funds received from third parties for the account of the other Party in the event there is a dispute regarding any other issue under this Agreement or any Ancillary Agreement.

(c)           The provisions of this Section 8.5 shall not apply with respect to Taxes.

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Section 8.6            Grant-Back License of IP Rights.

(a)           Notwithstanding anything to the contrary set forth herein, Buyer, on behalf of itself and each of its Affiliates, hereby grants to Seller, and each of its Affiliates, together with each of their respective successors and permitted assigns, effective as of the Closing Date, a worldwide, fully paid-up, royalty-free, irrevocable, non-terminable, perpetual, non-exclusive right and license in, to and under any and all Transferred IP or Business IP (other than Trademarks) that is used or held for use in, or that is necessary for, the conduct of the Retained Business or that otherwise relates thereto, to use and otherwise exploit such Transferred IP or Business IP: (i) in the conduct of the Retained Business (including as such businesses may expand in the Ordinary Course within the product categories that are commercialized by the Retained Business as of the Closing) (the “Retained Business Field”) and (ii) in fields of use that are not within the Retained Business Field and do not constitute Competitive Activities (the “Open Field”); in each case, including to research, develop, make, have made, use, sell, offer to sell, and import any product or service, or to reproduce, make derivative works of, distribute, display and perform any work; provided, however, that notwithstanding anything to the contrary, the foregoing license shall not grant Seller or any of its Affiliates any right to use or otherwise exploit the Transferred IP or Business IP in connection with any (i) Competitive Activity, whether during or after the period during which the restrictions in Section 8.3(a) apply or (ii) in connection with the manufacture, sale or other commercialization of propylene oxide, methyl tertiary butyl ether or tert butyl alcohol (and its derivatives), other than in the conduct of the China JV Business. Such right and license shall be (i) fully assignable and transferrable solely in connection with any sale of the Retained Business, any business within the Open Field or any portion of either of the foregoing, (ii) sublicensable (including the right to grant sublicenses through multiple tiers) to any Person in connection with the Retained Business Field and (iii) sublicensable solely to Affiliates of Seller in connection with the Open Field (excluding, for the avoidance of doubt in the cases of the preceding clauses (i), (ii) and (iii), in connection with any Competitive Activity). For the avoidance of doubt, the foregoing does not preclude Seller or its Affiliates from acquiring, using or otherwise consuming propylene oxide or methyl tertiary butyl ether products, including in connection with the Retained Business.

Article IX
CERTAIN EMPLOYEE MATTERS.

With respect to employee matters, the Parties have made the agreements and covenants set forth in Exhibit H to this Agreement, which is hereby incorporated into this Agreement.

Article X
CERTAIN TAX MATTERS

Section 10.1          Indemnification for Taxes.

(a)           Seller shall indemnify and hold harmless the Buyer Indemnitees from and against: (i) Taxes for all Pre-Closing Tax Periods of the Transferred Companies and the Selling Companies (in the case of the Selling Companies, to the extent Related to the Business), (ii) Taxes for all Tax periods of the Selling Companies, (iii) Taxes for all Pre-Closing Tax Periods of any Affiliated Group to which any of the Transferred Companies was a member on or prior to the Closing, (iv) Taxes for all Tax periods relating to Excluded Assets or Excluded Liabilities, (v) Taxes for all Pre-Closing Tax Periods relating to the respective businesses or operations of the Selling Companies, to the extent Related to the Business, or to the ownership or use of the Transferred Assets or the Assumed Liabilities, and (vi) Taxes of any Person imposed on any the Transferred Companies as a transferee or successor, by contract (other than a contract entered into the in the Ordinary Course, the primary subject matter of which is not Taxes) or pursuant to any Law, which Taxes relate to an event or transaction occurring before the Closing (collectively, the “Indemnified Taxes”).

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(b)           Buyer shall indemnify and hold harmless the Seller Indemnitees from and against (i) Taxes of the Transferred Companies for all Post-Closing Tax Periods, (ii) Assumed Tax Liabilities, (iii) Taxes arising out of any action taken, or out of any failure to take any action, outside the ordinary course of business by Buyer or any of its Affiliates after the Closing, (iv) VAT payable by Buyer and its Affiliates under Section 10.3 and (v) Transfer Taxes payable by Buyer and its Affiliates under Section 10.4. For avoidance of doubt, Buyer shall in no event be required to indemnify and hold harmless the Seller Indemnitees from and against any Taxes that are Indemnified Taxes.

(c)           Subject to Section 10.8(g), any indemnity payment for Taxes to be made pursuant to this Section 10.1 shall be paid within thirty (30) Business Days after any Buyer Indemnitee claiming it is entitled to indemnification under this Article X (the “Indemnified Tax Party”) makes written demand upon the other Party, but in no case earlier than five (5) Business Days prior to the date on which the relevant Taxes (including, for the avoidance of doubt, any estimated Tax payments or Tax deposits) are required to be paid to the relevant Governmental Authority.

Section 10.2          Cooperation on Tax Matters.

(a)           Notwithstanding anything to the contrary in Section 7.1 or Section 7.5, Buyer and Seller shall, and shall cause their respective Affiliates to, (i) furnish, or cause to be furnished, to each other, upon request and in a timely manner, such documents (including any duly executed powers of attorney and other documents necessary to enable the Parties to file Tax Returns, or cause Tax Returns to be filed, in the manner provided in Section 10.8), information (including access to the relevant portions of books and records) and assistance relating to the Transferred Assets, the Assumed Liabilities, the Business, the Transferred Equity Interests and the Transferred Companies, in each case as is reasonably necessary for the filing of any Tax Return or the conduct of any Tax Contest or review by a third-party auditor, (ii) cooperate reasonably with one another in applying for and obtaining available Tax refunds, credits and offsets and (iii) keep confidential any information obtained under this Section 10.2, except as may be otherwise necessary in connection with the filing of Tax Returns or the conduct of a Tax Contest or review by a third-party auditor.

(b)           Notwithstanding anything to the contrary in Section 7.1 or Section 7.5, each of Seller and Buyer shall, and shall cause its Affiliates to, (i) retain all of its Tax and accounting books and records (including all computerized books and records, and any such information stored on any other form of media) relevant to Taxes, for any Tax period that includes the Closing Date and for all prior Tax periods, of the Transferred Companies or related to the Transferred Assets, the Assumed Liabilities the Business or the Transferred Equity Interests, in each case until the applicable period for assessment under applicable Law (giving effect to any and all extensions or waivers) has expired and (ii) abide by all record retention agreements entered into with any Taxing Authority with respect to any of the materials described in clause (i).

(c)           Seller and Buyer shall each (i) execute and deliver, and cause its Affiliates to execute and deliver, as appropriate, all instruments and certificates reasonably necessary to enable the other Party to comply with any filing requirements relating to Transfer Taxes and VAT and (ii) use commercially reasonable efforts to avail itself of any available exemptions from, or reductions of, any Transfer Taxes and VAT under applicable Law.

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Section 10.3          VAT.

All consideration specified for supplies of goods or services made, or deemed to be made, under this Agreement and the Ancillary Agreements shall be exclusive of any and all applicable VAT. With respect to each such supply of goods or services, the Party that makes such supply (or whose Affiliate makes such supply) (the “Supply Provider”) shall provide, or cause its Affiliate making such supply to provide, to the Party that receives such supply (or whose Affiliate receives such supply) (the “Supply Recipient”), or to the Affiliate of the Supply Recipient receiving such supply, a properly completed and executed VAT invoice (or other valid and customary VAT documentation) with respect to the relevant supply of goods or services, promptly and in accordance with applicable Law. After the receipt of such invoice or documentation, the Supply Recipient shall pay, or cause its Affiliate receiving such supply to pay, to the Supply Provider or its Affiliate making such supply, in addition to the specified consideration, all VAT required under applicable Law to be charged by the Supply Provider or its Affiliate in relation to such supply, in accordance with applicable Law (but in no event later than the tenth (10th) Business Day after such receipt).

Section 10.4          Transfer Taxes; Bulk Sales.

(a)            All Transfer Taxes (including any costs or expenses incurred in connection with preparing and/or filing any Transfer Tax Return) will be borne and paid when due fifty percent (50%) by Seller and fifty percent (50%) by Buyer. The Parties shall cooperate, and shall cause their respective Affiliates to cooperate in good faith to minimize the amount of any applicable Transfer Taxes and in filing or causing to be filed all necessary Transfer Tax Returns and other documentation with respect to such Transfer Taxes;

(b)           Each of Buyer and Seller acknowledges that Seller will not comply with the provisions of any bulk transfer laws or similar laws of any jurisdiction in connection with the Acquisition, including the United Nations Convention on the Sale of Goods, and hereby waives all claims related to the non-compliance therewith, except to the extent otherwise agreed in Schedule 10.4(b).

Section 10.5          Withholding Affidavit.

(a)           Seller and the Entity Selling Company shall deliver to Buyer affidavits (the “FIRPTA Affidavits”), duly executed and acknowledged in the form of Exhibit I, certifying that each of Seller and the Entity Selling Company, as applicable, is not a foreign person within the meaning of Section 1445(f)(3) of the Code.

(b)           The Entity Selling Company hereby represents that Buyer is not required under a Tax Law to withhold any amount otherwise payable to the Entity Selling Company under this Agreement for remittance to the Commissioner of Taxation of the Commonwealth of Australia as a foreign resident capital gains withholding payment under subsection 14-200(3) of Schedule 1 of the Tax Administration Act 1953 (Cth).

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Section 10.6          Allocation of Taxes in Straddle Periods.

Taxes (other than Transfer Taxes and VAT) payable with respect to a Straddle Period shall be allocated between the Pre-Closing Tax Period and the Post-Closing Tax Period (i) in the case of Taxes imposed on a periodic basis (such as real, personal and intangible property Taxes), on a daily pro rata basis, and (ii) in the case of other Taxes, as if the Tax period ended as of the close of business on the Closing Date.

Section 10.7          Tax Treatment of Indemnity Payments.

For all Tax purposes, Seller and Buyer shall treat, and shall cause their respective Affiliates to treat, all indemnity payments under this Agreement as adjustments to the Purchase Price received by Seller (for itself and as agent for the other Selling Companies) to the extent permitted under applicable Tax Law and shall allocate such adjustments to the Purchase Price in accordance with the allocation instructions of Exhibit G and Section 2.4(b); provided, however, that this Section 10.7 shall not apply with respect to the transfer of the Transferred Assets from Huntsman International (India) Private Limited to Buyer or Buyer Affiliate in India or with respect to the India Transfer Agreement between the relevant Selling Company and Buyer or the Buyer Affiliate in India, except to the extent provided in the India Transfer Agreement.

Section 10.8          Tax Returns.

(a)           For purposes of this Agreement:

“Buyer-Signed Tax Returns” shall mean all Tax Returns for Tax periods ending on or before the Closing Date that are of the Transferred Companies or relate to the Transferred Assets, the Assumed Liabilities or the Business, in each case other than Seller-Signed Tax Returns and Transfer Tax Returns.

“Seller-Signed Tax Returns” shall mean (a) all Tax Returns relating to the Transferred Companies prepared or filed on an affiliated, consolidated, combined or unitary basis with Seller or any of its Affiliates (other than the Transferred Companies) and (b) all other Tax Returns (other than Transfer Tax Returns) for Tax periods ending on or before the Closing Date that (i) are of the Transferred Companies or relate to the Transferred Assets, the Assumed Liabilities or the Business and (ii) are permitted, under applicable Law, to be filed by Seller or any of its Affiliates without having received any powers of attorney from Buyer or any of its Affiliates.

“Straddle Period Tax Returns” shall mean all Tax Returns for Straddle Periods that are of the Transferred Companies or relate to the Transferred Assets, the Assumed Liabilities or the Business, in each case other than Transfer Tax Returns.

“Transfer Tax Returns” shall mean all Tax Returns that are required under applicable Law to be filed in connection with, and that relate exclusively to, Transfer Taxes.

(b)           Seller shall prepare and file, or cause to be prepared and filed, all Seller-Signed Tax Returns in a timely manner with the appropriate Governmental Authorities. All such Seller-Signed Tax Returns shall be prepared on a basis consistent with past practice, except to the extent otherwise required by applicable Law.

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(c)           Seller shall prepare and file, or cause to be prepared and filed, all Buyer-Signed Tax Returns in a timely manner with the appropriate Governmental Authorities; provided, however, that Seller (i) shall use commercially reasonable efforts to provide Buyer with a draft copy of each such Buyer-Signed Tax Return at least twenty (20) Business Days before the due date for the filing of such Tax Return (including extensions) and (ii) shall consider in good faith any comments provided by Buyer and shall incorporate any reasonable comments made by Buyer.

(d)           Each Transfer Tax Return shall be prepared and filed, or caused to be prepared and filed, in a timely manner with the appropriate Governmental Authority (i) by Buyer if it or any of its Affiliates is permitted to file such Tax Return under applicable Law or (ii) by Seller if Buyer and its Affiliates are not permitted to file such Tax Return under applicable Law; provided, however, that such filing party (x) shall use commercially reasonable efforts to provide the other party with a draft copy of such Tax Return before the due date for the filing of such Tax Return (including extensions) and (y) shall consider in good faith any comments provided by such other party and shall incorporate any reasonable comments made by such other party.

(e)           Each Straddle Period Tax Return shall be prepared and filed, or caused to be prepared and filed, with the appropriate Governmental Authority (i) by Buyer if it or any of its Affiliates is permitted to file such Tax Return under applicable Law or (ii) by Seller if Buyer and its Affiliates are not permitted to file such Tax Return under applicable Law, in each case in a timely manner consistent with past practice (except as otherwise required by applicable Law or to correct any clear errors); provided, however, that such filing party (x) shall use commercially reasonable efforts to provide the other party with a draft copy of such Tax Return at least 20 Business Days before the due date for the filing of such Tax Return (including extensions), (y) shall consider in good faith any comments provided by such other party and shall incorporate any reasonable comments made by such other party and (z) shall not, and shall cause its Affiliates not to, file such Tax Return without the prior written consent of such other party (which consent shall not be unreasonably withheld, conditioned or delayed).

(f)            With respect to each Tax Return described in this Section 10.8, the Party required to file such Tax Return (or cause such Tax Return to be filed) pursuant to this Section 10.8 (the “Tax Return Filer”) shall timely pay to the relevant Governmental Authority the amount, if any, shown as due on such Tax Return; provided, however, that if the Tax Return Filer is not permitted to make such payment under applicable Law, then the Parties shall cooperate in good faith to arrange for such amount to be paid to the relevant Governmental Authority in a manner permitted by applicable Law; provided, however, that the obligation to make payments pursuant to this Section 10.8(f) shall not affect such Tax Return Filer’s right, if any, to receive payments or otherwise be indemnified under this Agreement with respect to any Taxes.

(g)           On or before the due date of any Tax Return described in this Section 10.8 (including extensions), the relevant Tax Return Filer shall notify the other Party of any amounts shown as due on such Tax Return (and to be paid by such Tax Return Filer and its Affiliates), or any portions of any such amounts, for which the other Party must indemnify the Tax Return Filer under this Agreement, and such other Party shall pay such amounts (or portions thereof) to the Tax Return Filer no later than such due date or, if later, ten (10) Business Days after the date on which notice of such amounts (or portions thereof) is provided by the Tax Return Filer pursuant to this Section 10.8.

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Section 10.9          Tax Contests.

(a)           Buyer shall promptly notify Seller of any notice of any pending or threatened Tax Contest relating to the Transferred Assets, the Assumed Liabilities, the Business, the Transferred Equity Interests or the Transferred Companies, in each case, with respect to a Pre-Closing Tax Period or a Straddle Period (an “Applicable Tax Contest”); provided, however, that no failure or delay by Buyer to provide notice of an Applicable Tax Contest shall reduce or otherwise affect the indemnification obligations of Seller hereunder except to the extent Seller or any of its Affiliates is prejudiced thereby.

(b)           Seller may at its expense control the defense and settlement of the portion of any Applicable Tax Contest relating to (i) the Allocation Statement or any similar or related matter addressed in Section 2.4 to the extent any such Applicable Tax Contest could modify, result in a deviation from, or otherwise affect the application of the allocation instructions set forth in Exhibit G and (ii) Taxes for which Seller could be liable for under Section 10.1 if a claim for such Taxes were made. If Seller does not assume the defense of any such proceeding or Seller fails to acknowledge Seller’s liability, Buyer shall defend the matter in good faith, including settling such contest. Notwithstanding the foregoing, Seller shall not agree to any settlement or compromise concerning Taxes for the Pre-Closing Tax Period without the prior written consent of Buyer, which consent may not be unreasonably, withheld, conditioned or delayed. Buyer shall have the right to be kept fully informed of any material developments and receive copies of all correspondence and shall have the right to observe the conduct of any Applicable Tax Contest (through attendance at meetings) at its own expense, including through its own counsel and other professional experts. Buyer shall control all other Tax Contests. With respect to any Applicable Tax Contest that Buyer controls and that may give rise to an indemnification obligation on the part of Seller, Buyer may not settle or compromise such Tax Contest without the prior written consent of Seller, such consent not to be unreasonably withheld conditioned or delayed, and Seller have the right to be kept fully informed of any material developments and receive copies of all correspondence and shall have the right to observe the conduct of any Applicable Tax Contest (through attendance at meetings) at its own expense, including through its own counsel and other professional experts.

Section 10.10        Refunds and Post-Closing Actions.

(a)           Subject to Section 10.10(b) and without duplication for any amounts treated as an asset into calculating Net Working Capital, any Party that receives or becomes entitled to (or whose Affiliate receives or becomes entitled to) any refund, credit or offset of or arising in connection with Taxes for which the other Party would be liable under Section 10.1 (a “Refund Recipient”) shall pay to the other Party the entire amount of such refund, credit or offset (including any interest from, but net of any Taxes imposed by, a Taxing Authority with respect to such refund, credit or offset) (i) in the case of a refund, no more than thirty (30) Business Days after receiving such refund and (ii) in the case of a credit or offset, no more than thirty (30) Business Days after the filing of the Tax Return utilizing such credit or offset; provided, however, that if such Refund Recipient is required to repay to the relevant Taxing Authority such refund, credit or offset, the other Party shall, upon the request of such Refund Recipient, repay the amount previously paid to such other Party pursuant to this Section 10.10(a) in respect of such refund, credit or offset (plus any penalties, interest or other charges imposed by the relevant Taxing Authority). For the avoidance of doubt, the amount of any refund, credit or offset of or arising in connection with Taxes (including interest, but net of any Taxes imposed with respect to such refund, credit or offset) that relates to Taxes for a Straddle Period shall be prorated based upon the principles of Section 10.6, taking into account the type of Tax to which such refund, credit or offset relates.

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(b)           Buyer shall not, and shall cause its Affiliates not to, (i) make or change any Tax election of the Transferred Companies or related to the Transferred Assets, the Assumed Liabilities or the Business for a Pre-Closing Tax Period, except, for the avoidance of doubt, the Agreed Section 338(h)(10) Elections, (ii) amend, refile or otherwise modify (or grant an extension of any applicable statute of limitations with respect to) any Tax Return for the Transferred Companies or related to the Transferred Assets, the Assumed Liabilities or the Business with respect to a Pre-Closing Tax Period, (iii) carry back any Tax Attribute of any of the Transferred Companies from a Tax period ending after the Closing Date to any Pre-Closing Tax Period, or (iv) participate in any voluntary disclosure program or similar arrangement with any Taxing Authority with respect to any Pre-Closing Tax Period, in each case, without Seller’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). If Buyer or any of its Affiliates does carry back a Tax Attribute to a Pre-Closing Tax Period, then (x) no payment with respect to such carryback shall be due to Buyer or any of its Affiliates from Seller or any of its Affiliates and (y) if Buyer or any of its Affiliates receives any refund, credit or offset of any Taxes in connection with such carryback, Buyer shall promptly pay to Seller the full amount of such refund or the economic benefit of the credit or offset (including interest, but net of any Taxes imposed with respect to such refund).

(c)           Buyer (or its applicable Affiliate) and Seller (or its applicable Affiliate) shall jointly make an election pursuant to Section 338(h)(10) of the Code (and any comparable election under state, local or non-United States Tax Law) with respect to each of the Transferred Companies listed on Schedule 10.10(c) (the “Agreed Section 338(h)(10) Elections”). Buyer (or its applicable Affiliate) and Seller (or its applicable Affiliate) shall cooperate fully with each other in the making of such election and shall take any and all action necessary to effect such election, including, without limitation, the joint execution of necessary copies of IRS Form 8023 and all attachments required to be filed therewith pursuant to applicable Treasury Regulations. Except with respect to the Agreed Section 338(h)(10) Elections, neither Buyer nor any of its Affiliates shall make any election under Section 336 or Section 338 of the Code (or any similar provision under state, local, or non-U.S. Law) with respect to the acquisition of the Transferred Companies.

Section 10.11        Treatment of Transferred Company Subsidiary as Head of Australian Multiple Entry Consolidated (MEC) Group.

(a)           Huntsman Corporation Australia Pty Limited is the nominated provisional head company of the Australian Multiple Entry Consolidated (MEC) Group comprising Huntsman Corporation Australia Pty Limited and other Subsidiaries of Seller (the “Australian MEC Group”).

(b)           The Parties confirm that following Closing one or more of the wholly owned subsidiaries of Seller will make an election under section 719-60(3) of the Income Tax Assessment Act 1997 (Cth) to appoint one of the other wholly owned subsidiaries of Seller to be the new provisional head company of the Australian MEC Group. If requested by Seller, Buyer will, and will procure that Huntsman Corporation Australia Pty Limited will, cooperate with Seller and the Subsidiaries of Seller in making such election.

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(c)            Seller shall use reasonable best efforts to ensure that following Closing Huntsman Corporation Australia Pty Limited will be free and clear of any tax-related liability relating to or arising from the fact of its former nomination as provisional head company of the Australian MEC Group.

Section 10.12        Termination of Tax Sharing Agreements.

(a)           Excepting the Tax sharing agreement and Tax funding agreement applicable to the Australian MEC Group, Seller shall terminate or cause to be terminated, on or before the Closing Date, all Tax sharing, allocation or indemnity agreements or arrangements, if any, to which any of the Transferred Companies, on the one hand, and Seller and its Affiliates, on the other hand, are parties, and none of the Transferred Companies, or any of their respective Affiliates, shall have any rights or obligations thereunder after the Closing.

Article XI
INDEMNIFICATION

Section 11.1          Survival.

Intending to modify the applicable statute of limitations, the Parties agree that:

(a)           the representations and warranties of Seller contained in or made pursuant to this Agreement or an Ancillary Agreement shall survive the Closing solely for purposes of this Article XI and shall terminate on the twelve (12) month anniversary of the Closing Date;

(b)           the representations and warranties of Buyer contained in or made pursuant to this Agreement or an Ancillary Agreement shall terminate and not survive and be of no further force and effect from and after the Closing Date, and Buyer shall not have any liability with respect thereof from and after the Closing;

(c)           the covenants in this Agreement or any Ancillary Agreement that are to be performed following the Closing Date shall survive in accordance with their terms, after which such covenants shall terminate and no claims shall be made for indemnification with respect thereto under Section 11.2 or Section 11.3; and

(d)           the covenants contained in or made pursuant to this Agreement or any Ancillary Agreement requiring performance prior to Closing shall terminate and not survive and be of no further force and effect from and after the Closing Date, and no Party to this Agreement shall have any liability with respect thereto from and after the Closing.

Section 11.2          Indemnification by Seller.

(a)           Subject to the limitations set forth in this Agreement, Seller shall indemnify and hold harmless Buyer and its Affiliates and their respective Representatives, stockholders, members, successors and permitted assignees (collectively, the “Buyer Indemnitees”) against and from any and all Losses which any Buyer Indemnitee may incur or suffer at any time from and after the Closing to the extent such Losses arise out of or result from:

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(i)           any breach of or inaccuracy in any representation or warranty of Seller contained in or made pursuant to this Agreement or an Ancillary Agreement; provided, however, that for the purposes of this Section 11.2(a)(i) in determining whether there has been a breach of any representation or warranty, and in calculating the amount of Losses resulting from any such breach or inaccuracy, all qualifications in any representation or warranty referencing the terms “material,” “materiality,” or “Material Adverse Effect” shall be disregarded;

(ii)          any breach of any covenant or agreement made by Seller or any Selling Company in this Agreement or any Ancillary Agreement that survives the Closing;

(iii)         any of the Excluded Assets;

(iv)         any of the Excluded Liabilities (other than with respect to Indemnified Taxes, which shall be addressed in Section 10.1(a)); and

(v)          the Schedule D-2 Excluded Liabilities (as defined in Schedule D).

Notwithstanding that a claim for Losses may fall into multiple categories of this Section 11.2, a Buyer Indemnitee may recover such Losses one time only. Where Loss is suffered by a Buyer Assignee, Buyer may direct Seller to pay (or cause the payment from relevant Seller Affiliate) directly to the Buyer Assignee.

Section 11.3          Indemnification by Buyer.

(a)           Subject to the limitations set forth in this Agreement, Buyer shall indemnify and hold harmless Seller and its Affiliates and their respective Representatives, stockholders, members, successors and permitted assignees (collectively, the “Seller Indemnitees”) against and from any and all Losses which any Seller Indemnitee may incur or suffer at any time after the Closing to the extent such Losses arise out of or result from:

(i)           any breach of any covenant or agreement made by Buyer or any Buyer Assignee in this Agreement or any Ancillary Agreement that survives the Closing;

(ii)          any of the Transferred Assets;

(iii)         any of the Transferred Companies;

(iv)         any of the Assumed Liabilities; and

(v)          the Schedule D-1 Assumed Liabilities (as defined in Schedule D).

Notwithstanding that a claim for Losses may fall into multiple categories of this Section 11.3, a Seller Indemnitee may recover such Losses one time only.

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Section 11.4          Scope of Seller’s Liability. Notwithstanding anything to the contrary in Article X or this Article XI, Seller shall not have any liability for indemnification to the Buyer Indemnitees:

(a)           under Section 11.2(a)(i), in respect of any individual claim or series of related claims, for Losses relating thereto unless and until the claim or series of related claims against Seller in respect of such Losses exceeds $100,000; provided, however, that this Section shall not apply to any claim for indemnification arising out of the Fraud of Seller;

(b)           under Section 11.2(a)(i), in excess of Fifteen Million U.S. Dollars ($15,000,000); provided, however, that this Section shall not apply to any claim for indemnification arising out of the Fraud of Seller; and

(c)           in excess of the Purchase Price, which shall be the cumulative indemnification obligation of Seller under Article X or this Article XI; provided, however, that this Section shall not apply to any claim for indemnification arising out of the Fraud of Seller.

The obligations of Seller to indemnify and hold harmless any Buyer Indemnitees (i) pursuant to Section 11.2(a)(i) shall terminate when the applicable representation or warranty terminates pursuant to Section 11.1(a), (ii) pursuant to Section 11.2(a)(ii) shall terminate upon such time as the applicable covenants are otherwise terminated in accordance with their respective terms, and (iii) pursuant to the other clauses of Section 11.2(a) shall not terminate; provided, however, that such obligations to indemnify and hold harmless shall not terminate with respect to any item as to which the Buyer Indemnitees shall have, before the expiration of the applicable period, previously made a claim by delivering a notice of such claim pursuant to Section 11.8 to Seller. Notwithstanding anything in this Agreement to the contrary, none of the limitations contained in this Agreement shall limit recovery otherwise available under the R&W Insurance Policy.

Section 11.5         Scope of Buyer’s Liability. Notwithstanding anything to the contrary in this Article XI, Buyer shall not have any liability for indemnification to the Seller Indemnitees in excess of the Purchase Price; provided, however, that this Section 11.5 shall not apply to any claim for indemnification arising out of the Fraud of Buyer. The obligations of Buyer to indemnify and hold harmless any Seller Indemnitees (i) pursuant to Section 11.3(a)(i) shall terminate upon such time as the applicable covenants are otherwise terminated in accordance with their respective terms and (ii) pursuant to the other clauses of Section 11.3(a) shall not terminate; provided, however, that such obligations to indemnify and hold harmless shall not terminate with respect to any item as to which the Seller Indemnitees shall have, before the expiration of the applicable period, previously made a claim by delivering a notice of such claim pursuant to Section 11.8 to Buyer.

Section 11.6          Scope of Seller’s and Buyer’s Liability.

(a)           Duty to Mitigate. Without limiting the generality of Section 11.11, notwithstanding anything to the contrary contained in this Agreement, all Parties (and any Buyer Indemnitee or Seller Indemnitee) shall use commercially reasonable efforts required by applicable Law to mitigate their respective Losses upon and after obtaining knowledge of any event or condition which would reasonably be expected to give rise to any Losses that are indemnifiable hereunder.

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(b)           Tax Limitations. Notwithstanding anything to the contrary contained in this Agreement, in no event shall any Buyer Indemnitee be entitled to indemnity for or in respect of any Taxes (including, for the avoidance of doubt, under Section 10.1(a)) (A) imposed with respect to Post-Closing Tax Periods (except to the extent resulting from a breach of the representations and warranties contained in Section 5.19(j)), (B) that are due to the unavailability in any Post-Closing Tax Period of any net operating losses, credits or other Tax Attribute, (C) that are attributable to the manner in which Buyer or its Affiliates finance the Acquisition, (D) that are attributable to an election made by Buyer or any of its Affiliates after the Closing with retroactive effect to a Pre-Closing Tax Period, except for the Agreed Section 338(h)(10) Elections, (E) arising as a result of any action taken outside the Ordinary Course by Buyer or any of its Affiliates after the Closing that is not specifically contemplated by this Agreement, or (F) for or in respect of Taxes, if any, relating to any proceeds received by a Buyer Indemnitee pursuant to the R&W Insurance Policy. For the avoidance of doubt, the noncompliance with any bulk transfer laws as described in Section 10.4(b) shall not in any way limit or reduce any indemnification obligation pursuant to this Agreement.

(c)           Effect of Adjustments. In no event shall Seller be obligated to indemnify any Buyer Indemnitee with respect to any matter to the extent that such matter was reflected in the calculation of the adjustment to the Purchase Price, if any, pursuant to Section 2.3.

(d)           No Prejudice. Subject to Section 11.6(e), the representations, warranties, covenants and obligations of Seller and Buyer, and the rights and remedies that may be exercised by the Indemnified Parties based on such representations, warranties, covenants and obligations, will not be limited or affected by any investigation conducted by an Indemnified Party with respect to, or any knowledge acquired (or capable of being acquired) by an Indemnified Party at any time, whether before or after the execution and delivery of this Agreement or the Closing.

(e)           Effect of Disclosures. Notwithstanding Section 11.6(d), Seller shall have no liability or obligation to indemnify any Buyer Indemnitee with respect to the breach of any representation, warranty, covenant or agreement based on any facts or circumstances disclosed in the Seller Disclosure Schedules.

(f)           Change of Use. Seller shall have no liability or obligation to indemnify any Buyer Indemnitee with respect to any change in the use of any Transferred Asset or the operation of the Business following the Closing.

Section 11.7          R&W Policy.

(a)           Any amounts owing in respect of indemnification obligations under Section 11.2(a)(i) by Seller shall first be satisfied to the extent possible from the remaining portion of the Retention Escrow Amount then held in the Retention Escrow Account. To the extent any such amounts in respect of claims under Section 11.2(a)(i) exceed such remaining portion of the Retention Escrow Amount then held in the Retention Escrow Account, any such excess amounts shall be satisfied solely (other than in respect of claims based on the Fraud of Seller) by recovery under the R&W Insurance Policy.

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(b)           The R&W Insurance Policy may not be amended or modified in any manner which materially adversely affects Seller without Seller’s prior written consent.

(c)           There shall be no subrogation by the R&W Insurers against Seller for any claims made by Buyer under the R&W Insurance Policy other than any claim of, or cause of action arising from, the Fraud of Seller.

(d)           The Retention Escrow Amount shall be the sole and exclusive source of payment for any and all claims for indemnification under Section 11.2(a)(i), and accordingly, no Buyer Indemnitee shall seek recourse against any other assets of Seller for any such claim.

(e)           Subject to the provisions of the Retention Escrow Agreement, Seller hereby acknowledges and consents to the Buyer Indemnitees’ right to collect from the Retention Escrow Account the amount of any Losses payable to any Buyer Indemnitee by Seller in accordance with this Article XI.

Section 11.8          Claims.

Any Buyer Indemnitee or Seller Indemnitee claiming it may be entitled to indemnification under Section 10.1(a) or this Article XI (the “Indemnified Party”) shall give prompt written notice to the other Party (the “Indemnifying Party”) of any pending or threatened claim, demand or circumstance that the Indemnified Party has determined has given or would reasonably be expected to give rise to a right of indemnification under this Agreement (a “Claim”) (including a pending or threatened claim or demand asserted by a third party against the Indemnified Party (a “Third Party Claim”)). Such notice shall contain, with respect to each Claim, such facts and information as are then reasonably available, including the estimated amount of Losses and the specific basis for indemnification hereunder. Failure to give prompt notice of a Claim hereunder shall not affect the Indemnifying Party’s obligations hereunder, except to the extent the Indemnifying Party is actually and materially prejudiced by such failure.

Section 11.9          Defense of Actions.

(a)           The Indemnified Party shall permit the Indemnifying Party, at the Indemnifying Party’s option and expense, to assume the complete defense of any Third Party Claim with full authority to conduct such defense and to settle or otherwise dispose of the same and the Indemnified Party will fully cooperate in such defense; provided, however, that the Indemnifying Party will not, in defense of any such Third Party Claim, except with the consent of the Indemnified Party (which consent will not be unreasonably withheld, conditioned or delayed), consent to the entry of any Order or enter into any settlement (a) which provides for any relief other than the payment of monetary damages and/or (b) which does not include as an unconditional term thereof the giving by the third-party claimant to the Indemnified Party of a release from all liability in respect thereof. After notice to the Indemnified Party of the Indemnifying Party’s election to assume the defense of such Third Party Claim, the Indemnifying Party shall be liable to the Indemnified Party only for such legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof at the written request of the Indemnifying Party. As to those Third Party Claims with respect to which the Indemnifying Party does not elect to assume control of the defense, the Indemnified Party will afford the Indemnifying Party an opportunity to participate in such defense, at its cost and expense, and will consult with the Indemnifying Party prior to settling or otherwise disposing of any of the same. The Indemnified Party will not settle any Third Party Claim without the prior consent of the Indemnifying Party, such consent not to be unreasonably withheld, conditioned or delayed. The Parties shall cooperate in the defense or prosecution of any Third Party Claim, with such cooperation to include (i) the retention and, upon the Indemnifying Party’s request, the provision to the Indemnifying Party of records and information that are reasonably relevant to such Third Party Claim, and (ii) the making available of employees on a mutually convenient basis for providing additional information and explanation of any material provided hereunder. Notwithstanding the foregoing, any Applicable Tax Contest shall be governed by Article X to the extent inconsistent with this Section 11.9.

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(b)           Prior to assuming control of such defense, the Indemnifying Party shall (i) acknowledge that it would have an indemnity obligation for any Loss resulting from such Third Party Claim as provided under this Article XI and (ii) furnish the Indemnified Party with reasonable evidence that the Indemnifying Party has adequate resources to defend the Third Party Claim and to fulfill its indemnity obligations hereunder (taking into account any other pending claims and the funds remaining with the Retention Escrow Agent). The Indemnifying Party shall not be entitled to assume or control the defense of any Third Party Claim, and shall pay the fees and expenses of counsel retained by the Indemnified Party in connection therewith, if (A) the Indemnifying Party does not deliver the acknowledgement and furnish the evidence described in the immediately preceding sentence within twenty (20) days of receipt of notice of the claim pursuant hereto; (B) the Indemnified Party reasonably believes an adverse determination with respect to the claim would be materially detrimental to the reputation or future business prospects of the Indemnified Party or any of its Affiliates; (C) the claim relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation or seeks injunctive or equitable relief against the Indemnified Party or any of its Affiliates; or (D) the Indemnifying Party has failed or is failing to prosecute or defend vigorously the claim.

(c)           If the Indemnifying Party assumes such defense, the Indemnified Party shall be entitled to participate in the defense of any Third Party Claim and to employ counsel of its choice for such purpose. The fees and expenses of such separate counsel with respect to the Third Party Claim shall be paid by the Indemnified Party; provided, however, that the Indemnifying Party shall pay the fees and expenses of such separate counsel (i) incurred by the Indemnified Party prior to the date the Indemnifying Party assumes control of the defense of the Third Party Claim and (ii) if representation of both the Indemnifying Party and the Indemnified Party by the same counsel would create a conflict of interest. Notwithstanding the foregoing, if counsel for the Indemnified Party reasonably determines that there is a conflict between the positions of the Indemnifying Party and the Indemnified Party in conducting the defense of such action or that there are legal defenses available to such Indemnified Party different from or in addition to those available to the Indemnifying Party, then counsel for the Indemnified Party shall be entitled, if the Indemnified Party so elects, to conduct the defense to the extent reasonably determined by such counsel to protect the interests of the Indemnified Party and the Indemnifying Party shall be liable for the reasonable legal fees and expenses of the Indemnified Party; provided, however, that the Indemnifying Party shall not be required to pay for more than one such counsel (plus any appropriate local counsel) for all Indemnified Parties in connection with any Third Party Claim.

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(d)           If the Indemnifying Party chooses to defend or prosecute a Third Party Claim, all the Indemnified Parties shall reasonably cooperate in the defense or prosecution thereof. Such cooperation shall include the retention and (upon the Indemnifying Party’s request and at the Indemnifying Party’s expense) the provision to the Indemnifying Party of books and records and information that are reasonably relevant to such Third Party Claim and reasonable access to the personnel of Buyer and its subsidiaries and in the case of cooperation by Seller Indemnitees, Seller, in each case at mutually convenient times so long as such access does not unreasonably interfere with the business of Buyer and its subsidiaries.

(e)           If the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnifying Party shall obtain the Indemnified Party’s consent prior to entering into any settlement, compromise or discharge of a Third Party Claim unless such settlement, compromise or discharge (i) by its terms obligates the Indemnifying Party to pay the full amount of the liability in connection with such Third Party Claim (either directly or through the release of then-remaining funds from the Retention Escrow Account sufficient to satisfy such liability), (ii) expressly and unconditionally releases the Indemnified Party completely in connection with such Third Party Claim, (iii) does not impose any injunctive or other equitable relief on the Indemnified Party, and (iv) does not include any admission or finding of any violation of Law by or otherwise expressly disparage the Indemnified Party.

(f)           In the event any Indemnified Party should have a claim against any Indemnifying Party under Section 11.2 and Section 11.3 that does not involve a Third Party Claim being asserted against or sought to be collected from such Indemnified Party, the Indemnified Party shall deliver notice of such claim with reasonable promptness to the Indemnifying Party. Subject to Section 11.4 and Section 11.5, the failure by any Indemnified Party to so notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability that it may have to such Indemnified Party under Section 11.2 and Section 11.3, except to the extent that the Indemnifying Party demonstrates that it has been actually and materially prejudiced by such failure.

Section 11.10        Limitation, Exclusivity.

(a)            No Claim with respect to a covenant shall be made or have any validity unless the Indemnified Party shall have given written notice of such Claim to the Indemnifying Party prior to the date set forth in Section 11.1 for such covenant to expire. Other than (i) any dispute under Section 2.3 that is required to be decided by the Accounting Firm, (ii) regarding Fraud and injunctive and provisional relief (including specific performance) if the Closing occurs and (iii) as expressly provided herein or in any Ancillary Agreement, this Article XI provides the exclusive means from and after the Closing by which a party may assert and remedy any and all claims (including any claims for breach of contract, warranty, tortious conduct (including negligence) or otherwise and whether predicated on common law, statute, strict liability or otherwise), and Section 13.10 provides the exclusive means by which a party may bring actions, in each case, against the other party (or any of its Affiliates) under or with respect to this Agreement or any Ancillary Agreement or the transactions contemplated herein or therein from and after the Closing. Except for Fraud or injunctive and provisional relief (including specific performance) if the Closing occurs and except as expressly provided in this Agreement or any Ancillary Agreement, each party hereby waives and releases any other remedies or claims that it may have against the other party (or any of its Affiliates) with respect to the matters arising out of or in connection with this Agreement or an Ancillary Agreement or the transactions contemplated herein or therein or relating to the Transferred Assets, the Excluded Assets, the Transferred Equity Interests, the Transferred Companies, the Assumed Liabilities and the Excluded Liabilities (including, inter alia, any rights of contribution or recovery under the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. § 9601 et seq., or other Environmental Law). With respect to any Losses or other Liabilities arising under this Agreement, Buyer agrees that it shall only seek such Losses and Liabilities from Seller, and Buyer hereby waives the right to seek Losses or other Liabilities from or equitable remedies, such as injunctive relief, against any Affiliate of Seller or any director, officer, employee, Representatives, stockholders, members, successors and permitted assignees (or any of its Affiliates). If an Indemnified Party is indemnified for any Losses pursuant to this Agreement with respect to any Third Party Claim, then the appropriate Indemnifying Party will be subrogated to all rights and remedies of the Indemnified Party against such third party, and such Indemnified Party will reasonably cooperate with and assist the Indemnifying Party in asserting all such rights and remedies against such third party. Without limiting the generality of the foregoing, the Parties hereby irrevocably waive any right of rescission they may otherwise have or to which they may become entitled.

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(b)           Notwithstanding any other provision herein, (i) Seller shall have no liability for any Loss under Section 11.2 relating to any Environmental Liability or any obligation to conduct or fund any assessment, investigation, cleanup, removal, remediation, corrective action, response or monitoring (collectively, any “Environmental Loss”) if the cost, obligation, event, circumstance or condition that gave rise to such Environmental Loss (A) is the result of any reporting or disclosure to any Governmental Authority, or was discovered as a result of any environmental or other intrusive or subsurface sampling, testing, investigation or analysis conducted, after the Closing Date, except to the extent any such reporting, disclosure, sampling, testing, investigation or analysis was required by Environmental Law pre-Closing or required to respond to an unsolicited and enforceable request, claim or demand by a Governmental Authority of competent jurisdiction; (B) is the result of a site or facility closure, cessation of all or a portion of the operations at any location or material change in use of any Business Real Property after the Closing; (C) arises out of or results from the repeal of, amendment to, or other change in any Environmental Law or Governmental Authorization issued thereunder in effect as of the Closing Date or the enactment or new interpretation of any Environmental Law after the Closing Date; (D) to the extent the cost of such Environmental Loss is increased, or the scope or extent of such Environmental Loss is exacerbated, due to a post-Closing act or omission by a Person other than Seller, its affiliates, agents, contractors or subcontractors, unless such act or omission was required by any Governmental Authority; or (E) relates to the removal or abatement of asbestos or asbestos-containing materials located on or in structural components of the Business Real Property, the Transferred Tangible Personal Property or the tangible personal property of any Transferred Company and (ii) Seller shall have the right, but not the obligation, to direct and control all discussions, negotiations and Proceedings with or before Governmental Authorities or third parties, and to conduct and control any assessment, investigation, cleanup, removal, remediation, corrective action, response or monitoring with respect to any Environmental Loss that is subject to indemnification under Section 11.2, including the right, after notice to and consultation with Buyer, to settle or otherwise resolve any matter giving rise to or forming part of such Environmental Loss, including the placement of engineering or institutional controls, such as use or deed restrictions; provided, however, that Seller may not enter into any such settlement or resolution that would reasonably be expected to unreasonably interfere with Buyer’s operation of the Business or the subject property without the prior written consent of Buyer, which consent will not unreasonably be withheld, delayed or conditioned. Buyer may, at its cost and expense, participate in all discussions, negotiations or Proceedings with or before Governmental Authorities or third parties with respect to any such Environmental Loss. Notwithstanding any other provision herein, Buyer hereby grants to Seller and its consultants an irrevocable, non-exclusive and fully paid-up license to enter upon, access and use the Business Real Property, the Transferred Tangible Personal Property and the tangible personal property of any Transferred Company in order to meet its obligations with respect to any Environmental Loss that is subject to indemnification under Section 11.2; provided, however, that Seller shall conduct any assessment, investigation, cleanup, removal, remediation, corrective action, response or monitoring in a manner that does not unreasonably interfere with the ongoing operations or conduct of the Business, unless such assessment, investigation, cleanup, removal, remediation, corrective action, response or monitoring is mandated by a Governmental Authority. With respect to any Environmental Loss that is subject to indemnification under Section 11.2, Seller shall have no liability or obligation to conduct any assessment, investigation, cleanup, removal, remediation, corrective action, response or monitoring, except to the extent such assessment, investigation, cleanup, removal, remediation, corrective action, response or monitoring is reasonably necessary to attain compliance with Environmental Laws and incorporates (i) the least stringent cleanup standards that, based upon the use classification (industrial, commercial or residential) of the subject Business Real Property, as of the Closing Date, are allowed under applicable Environmental Law and (ii) the least costly methods that are allowed under applicable Environmental Law to achieve such standards, including the use of engineering and institutional controls; provided, however, that Seller’s use of engineering and institutional controls does not unreasonably interfere with Buyer’s ownership or operation of the Business or the Transferred Assets without the prior written consent of Buyer, which consent will not unreasonably be withheld, delayed or conditioned.

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Section 11.11        Calculation of Damages.

(a)           With respect to each indemnification obligation contained in this Agreement: (i) each such obligation shall be reduced by any net Tax benefit (A) actually realized by the Indemnified Party or Indemnified Tax Party as a result of the incurrence or payment of the Losses or Indemnified Taxes giving rise to such obligation,\ and (B) used by such Indemnified Party or Indemnified Tax Party to actually reduce the amount of Taxes otherwise payable (or increase the amount of Tax refunds received) by it in the taxable period in which such indemnification obligation is paid, any of the previous taxable periods or any of the succeeding taxable periods, (ii) all Losses shall be net of any amounts that have been recovered by the Indemnified Party pursuant to any indemnification by, or indemnification agreement with, any third party or any insurance policy or other cash receipts or sources of reimbursement in respect of such Loss (provided, however, that nothing herein shall obligate any Indemnified Party to seek recovery of any such insurance proceeds (other than under the R&W Insurance Policy) or pursue any such third party recoveries, other than in respect of the obligations set forth in Section 11.6(a)), (iii) all Losses will be determined after deducting therefrom the amount of any reserve with respect to such matter on the Seller Disclosure Schedules, the Buyer Disclosure Schedules or the final Price Adjustment Statement and (iv) Seller shall not be liable for any Losses to the extent that such Losses suffered by any Buyer Indemnitee (A) result from any act or omission by such Buyer Indemnitee, (B) result from the failure of such Buyer Indemnitee to take reasonable action to mitigate such Losses, (C) are taken into account in the calculation of Net Working Capital, (D) result from the operation of the Transferred Companies or the Business, or any event or occurrence, after the Closing or (E) are caused by or result from any action (1) that Seller is required, permitted or requested to take pursuant to Section 7.2 (including pursuant to the consent of Buyer) or (2) for which Buyer has provided its consent (including pursuant to Section 7.2) or (3) that Seller having sought Buyer’s consent pursuant to Section 7.2, did not take as a result of Buyer having unreasonably withheld, conditioned or delayed the requested consent. In computing the amount of any such Tax benefit, each Indemnified Party and Indemnified Tax Party shall be deemed to recognize all other items of income, gain, loss, deduction or credit before recognizing any item arising from the incurrence or payment of any indemnified Loss or Indemnified Taxes, and, for the avoidance of doubt, the Tax benefit shall be determined based upon the applicable Tax Returns with and without the effect of such indemnified Loss or Indemnified Taxes and related indemnification payment. If at the time an indemnification payment is due a Tax benefit has not actually been realized by the Indemnified Party or Indemnified Tax Party (as applicable), the indemnification payment shall be computed and paid without such Tax benefit and the Indemnified Party or Indemnified Tax Party (as applicable) shall pay to the Indemnifying Party the amount of such Tax benefit as actually realized within five (5) Business Days after such realization.

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(b)           If any Buyer Indemnitee is at any time entitled (whether by reason of a contractual right, a right to take or bring a Proceeding, availability of insurance, or a right to require a payment discount or otherwise) to recover from another Person any amount in respect of any matter giving rise to a Loss (whether before or after Seller has made a payment to any Buyer Indemnitee hereunder and in respect thereof), Buyer shall (and shall cause its applicable Affiliates (including the Transferred Companies) and Representatives to) (a) promptly notify Seller and provide such information as Seller may require relating to such right of recovery and the steps taken or to be taken by Buyer in connection therewith, (b) if so required by Seller (subject to Buyer being indemnified to its reasonable satisfaction by Seller against all reasonable out-of-pocket costs and expenses incurred by Buyer in respect thereof) and before being entitled to recover any amount from Seller under this Agreement, first take all steps (whether by making a claim against its insurers, commencement of a Proceeding or otherwise) as Seller may reasonably require to pursue such recovery and (c) keep Seller fully informed of the progress of any action taken in respect thereof. Thereafter, any claim against Seller shall be limited (in addition to the other limitations on Seller’s liability referred to in this Agreement) to the amount by which the Losses suffered by Buyer Indemnitee exceed the amounts so recovered by the Buyer Indemnitee or any such Affiliate. If an indemnification payment is received by an Indemnified Party from an Indemnifying Party, and such Indemnified Party later receives insurance proceeds (other than proceeds received under the R&W Insurance Policy) or other third-party recoveries in respect of the related Losses, the Indemnified Party shall promptly pay to the Indemnifying Party a sum equal to the lesser of (a) the actual amount of such insurance proceeds or other third-party recoveries, less any costs or expenses incurred by the Indemnified Party in connection with securing or obtaining such amount from the third party and increase in future premiums as a result of such claim, or (b) the actual amount of the indemnification payment previously paid by the Indemnifying Party with respect to such Losses. If an Indemnifying Party makes any payment for any Losses suffered or incurred by an Indemnified Party pursuant to the provisions of this Article XI, such Indemnifying Party shall be subrogated, to the extent of such payment, to all rights and remedies of the Indemnified Party to any insurance benefits or other claims of the Indemnified Party with respect to such Losses and with respect to the claim giving rise to such Losses.

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Article XII
TERMINATION

Section 12.1         Termination Events.

Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the Acquisition abandoned at any time prior to the Closing:

(a)           by mutual written consent of Seller and Buyer;

(b)           by either Seller or Buyer if:

(i)           the Closing has not occurred on or before the twelve (12) month anniversary of the date hereof (the “End Date”), or such later date as the Parties may agree upon in writing; provided, however, that the right to terminate this Agreement under this Section 12.1(b)(i) shall not be available to the Party seeking to terminate if any action or failure of such Party (or in the case of Buyer, Buyer Guarantor or a Buyer Assignee) in breach of this Agreement required to be performed at or prior to the Closing has been the primary cause of the failure of the Closing to occur on or before the End Date; or

(ii)          any Legal Restraint preventing the consummation of the Acquisition shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 12.1(b)(ii) shall not be available to a Party if the issuance of such final, non-appealable Legal Restraint was primarily due to a failure by such Party (or, in the case of Buyer, Buyer Guarantor or a Buyer Assignee) to perform any of its obligations in breach of this Agreement, including pursuant to Section 7.3;

(c)           by Seller if:

(i)           (A) any of the conditions set forth in Section 4.3 shall have become incapable of fulfillment and shall not have been waived by Seller, (B) forty-five (45) days have elapsed since the receipt by Buyer of a written notice from Seller of such incapability and (C) within such forty-five- (45) day period such condition shall not have become capable of fulfillment; or

(ii)          (A) all of the conditions set forth in Section 4.1 and Section 4.2 (other than those conditions that by their terms are to be satisfied at the Closing) have been satisfied (subject to Section 4.4), (B) Seller has delivered to Buyer an irrevocable written notice confirming that it is ready, willing and able to consummate the Closing and (C) Buyer fails to complete the Closing within three (3) Business Days following the date on which the Closing should have occurred pursuant to Section 3.1);

(d)           by Buyer if (A) any of the conditions set forth in Section 4.2 shall have become incapable of fulfillment and shall not have been waived by Buyer, (B) forty-five (45) days have elapsed since the receipt by Seller of a written notice from Buyer of such incapability and (C) within such forty-five- (45) day period such condition shall not have become capable of fulfillment.

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Section 12.2          Effect of Termination.

If this Agreement is terminated pursuant to Section 12.1, all obligations of the Parties under this Agreement will terminate and it will become void and of no further force or effect, except that the obligations in Section 7.1(a) with respect to confidentiality, Article I, Section 12.1, this Section 12.2, and Article XIII will survive; provided, however, in each case subject to Section 2.2(a), that if this Agreement is terminated by a Party because of the breach of this Agreement by another Party (including, in the case of Buyer, Buyer Guarantor or a Buyer Assignee) of any of its covenants or obligations contained in this Agreement, or because one or more of the conditions to the terminating Party’s (including, in the case of Buyer, Buyer Guarantor or a Buyer Assignee) obligations under this Agreement are not satisfied as a result of the other Party’s failure to comply with its covenant or obligations contained in this Agreement, then the terminating Party’s (including, in the case of Buyer, Buyer Guarantor or a Buyer Assignee) right to pursue all legal and equitable remedies will survive such termination unimpaired and nothing in this Section 12.2 shall be deemed to release any Party (including, in the case of Buyer, Buyer Guarantor or a Buyer Assignee) from any liability for any breach by such Party of the terms, conditions, covenants and other obligations under this Agreement. Notwithstanding the termination of this Agreement, the Confidentiality Agreements shall survive and remain in full force and effect until separately terminable pursuant to its term. Nothing herein shall limit or prevent any Party from exercising any rights or remedies it may have under Section 13.16.

Section 12.3          Notice of Termination.

Either Party desiring to terminate this Agreement pursuant to Section 12.1 shall give at least three (3) days’ prior written notice of such termination to the other Party.

Article XIII
MISCELLANEOUS

Section 13.1          Notices.

All notices or other communications required or permitted to be given hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the Party for whom it is intended, or if delivered by United States mail, by an internationally recognized courier service, or by facsimile or email or electronic transmission in .pdf format or similar format. Notices delivered by hand shall be deemed delivered when actually delivered. Notices delivered by mail shall be deemed given three (3) Business Days after being deposited in the United States mail, postage prepaid, registered or certified mail, return receipt requested. Notices given by internationally recognized courier service shall be deemed delivered on the date delivery is promised by the courier. Notices given by facsimile or email or electronic transmission shall be deemed given on the date of receipt (if a Business Day), otherwise the first Business Day following receipt; provided, however, that in the case of email, the sender thereof has not received an automatic notification from the recipient’s email server indicating that the recipient has not received the email. All notices shall be addressed as follows:

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if to Seller or any of its Affiliates:

Huntsman International LLC

10003 Woodloch Forest Drive

The Woodlands, Texas 77380

Attention: Office of the General Counsel

Telephone: 281-719-6494

E-mail: huntsman_legal@huntsman.com

with copies (which shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Attention: Shawn OHargan, P.C.

Telephone: 212-446-4800

E-mail: shawn.ohargan@kirkland.com

if to Buyer or any of its Affiliates:

Indorama Ventures Holdings L.P.

2610 Lake Cook Road, Suite 133

Riverwoods, Illinois 60015

Attention: Hunter Stamey

Telephone: 847-943-3100

E-mail: Hunter.Stamey@us.indorama.net

with a copy (which shall not constitute notice) to:

Indorama Ventures Holdings L.P., c/o

Indorama Venture Global Services Ltd.

75/65-67, 32nd Floor, Ocean Tower 2

Soi Sukhumvit 19, Wattana

Bangkok 10110

Thailand

Attention: SK Agrawal

E-mail: ska@indorma.net

with a copy (which shall not constitute notice) to:

Lowenstein Sandler LLP

1251 Avenue of the Americas

New York, NY 10020

Telephone: 973-597-2572 or 973-597-6372

Attention: Nicholas San Filippo and Sam Khan

E-mail: nsanfilippo@lowenstein.com and skhan@lowenstein.com

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Section 13.2          Amendment; Waiver.

Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by duly authorized officers of Buyer and Seller (subject to Section 13.5) or, in the case of a waiver, by a duly authorized officer of the Party against whom the waiver is to be effective; provided, however, that after the Effective Time, this Agreement may not be amended or supplemented in any respect. This Agreement may not be modified or amended except as provided in the immediately preceding sentence and any purported amendment by any Party or Parties effected in a manner which does not comply with this Section 13.2 shall be null and void. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 13.3          Assignment.

No Party to this Agreement may assign any of its rights or obligations under this Agreement, including by sale of stock or by operation of Law in connection with a merger or sale of substantially all assets, without the prior written consent of the other Party, except that without such consent, Buyer may assign its rights to purchase the Transferred Assets and the Transferred Equity Interests to one or more of its controlled Affiliates, and Seller may assign its, the Asset Selling Companies’ or the Entity Selling Company’s rights to sell the Transferred Assets and the Transferred Equity Interests hereunder to one or more of their respective Affiliates; provided, however, that no such assignment by Buyer or Seller, as the case may be, shall relieve such assignor of any of its obligations hereunder. Any purported assignment not permitted under this Section 13.3 shall be null and void.

Section 13.4          Entire Agreement.

This Agreement (including the Seller Disclosure Schedules, Buyer Disclosure Schedules, Annexes and Exhibits), the Confidentiality Agreements and the Ancillary Agreements comprise the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements (including any iteration of a term sheet or memorandum of understanding) and understandings, oral or written, with respect to such matters.

Section 13.5          Parties in Interest.

This Agreement shall inure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than Buyer, Seller or their successors or permitted assigns, any rights or remedies under or by reason of this Agreement. Notwithstanding the foregoing, Kirkland & Ellis LLP is a third-party beneficiary of Section 13.19.

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Section 13.6          Public Disclosure.

No communication, release or announcement to the public or to employees or others not directly involved in the negotiation or approval of this Agreement, any Ancillary Agreement or the Acquisition shall be issued or made by any Party or Buyer Guarantor without the prior consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed), except as such communication, release or announcement may be required by Law or the rules or regulations of any U.S. or foreign securities exchange or similar organization, in which case the Party (or Buyer Guarantor) required to make the communication, release or announcement shall allow the other Party reasonable time to comment thereon in advance of such issuance; provided, however, that each of the Parties and Buyer Guarantor may make internal announcements to their respective employees that are consistent with the Parties’ and Buyer Guarantor’s prior public disclosures regarding the Acquisition after reasonable prior notice to and consultation with the other Parties and Buyer Guarantor. The press release announcing the execution and delivery of this Agreement shall be a joint release of, and shall not be issued prior to the approval of each of Buyer and Seller.

Section 13.7          Return of Information.

If for any reason whatsoever the Acquisition is not consummated, Buyer shall promptly return to Seller all books and records furnished by any Seller or any of its Affiliates or any of their respective Representatives (including all copies, summaries and abstracts, if any, thereof) in accordance with the terms of the Confidentiality Agreements.

Section 13.8          Expenses.

(a)           Whether or not the transactions contemplated by this Agreement are consummated, except as otherwise expressly provided herein, including this Section 13.8, each of the Parties shall be responsible for the payment of its or any of its Affiliates’ own costs and expenses incurred in connection with the negotiations leading up to and the performance of its own obligations pursuant to this Agreement and the Ancillary Agreements, including the fees of any attorneys, accountants, brokers or advisors employed or retained by or on behalf of such Party.

(b)           The filing fees required by any Governmental Competition Authority or the Required Approvals shall be borne by Buyer.

(c)           All consent fees incurred by Seller directly in connection with the receipt of the consent of the counterparty to the Agreement listed on Schedule 4.2(e) (and excluding, for the avoidance of doubt, all other indirect expenses and costs, including all (i) legal and other professional fees, expenses and costs of Seller incurred in connection with obtaining such consent, (ii) payments made to the counterparty to remedy prior defaults or breaches, and (iii) payments of past or current amounts due and payable) shall be borne fifty percent (50%) by Seller and fifty percent (50%) by Buyer.

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Section 13.9          Disclosure Schedules.

The Seller Disclosure Schedules, the Buyer Disclosure Schedules, Schedules and Exhibits attached to this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein. Any capitalized terms used in any Exhibit or Schedule or in the Seller Disclosure Schedules or Buyer Disclosure Schedules but not otherwise defined therein shall be defined as set forth in this Agreement. The representations and warranties of Seller set forth in this Agreement are made and given subject to the disclosures contained in the Seller Disclosure Schedules, and neither Seller nor any of its Affiliates shall be, or deemed to be, in breach of any such representations and warranties (and no claim shall lie in respect thereof) in respect of any such matter so disclosed in the Seller Disclosure Schedules. The representations and warranties of Seller and Buyer made as of a specified date shall be made only as of the date specified. Where only brief particulars of a matter are set out or referred to in the Seller Disclosure Schedules or a reference is made only to a particular part of a disclosed document, full particulars of the matter and the full contents of the document are deemed to be disclosed. Inclusion of information in the Seller Disclosure Schedules will not be construed as an admission that such information is material to the business, operations or condition (financial or otherwise) of the Business. The Seller Disclosure Schedules and the Buyer Disclosure Schedules have been arranged for purposes of convenience in separately titled Schedules corresponding to the Sections of this Agreement, however, each Schedule of the Disclosure Schedules shall be deemed to incorporate by reference all information disclosed in any other Schedule of the Seller Disclosure Schedules or the Buyer Disclosure Schedules to the extent it is reasonably apparent on its face that the disclosure of such matter is applicable to such Schedule of the Seller Disclosure Schedules or the Buyer Disclosure Schedules.

Section 13.10        Governing Law; Jurisdiction.

(a)           This Agreement and any Proceeding of any kind or any nature (whether at law or in equity, based in contract or in tort or otherwise) that is in any way related to this Agreement or the Acquisition, will be exclusively governed by and construed and enforced in accordance with the internal Laws of the State of Delaware, without giving effect to any Law or rule that would cause the Laws of any jurisdiction other than the State of Delaware to be applied. The Parties expressly acknowledge and agree that (a) the requirements of 6 Del. C § 2708 are satisfied by the provisions of this Agreement and that such statute mandates the application of Laws of the State of Delaware to this Agreement, the relationship of the Parties, the Acquisition and the interpretation and enforcement of the rights and duties of the Parties hereunder and (b) the Parties have a reasonable basis for the application of the Laws of the State of Delaware to this Agreement, the relationship of the Parties, the Acquisition and the interpretation and enforcement of the rights and duties of the Parties hereunder. Seller shall cause the Seller Indemnitees, and Buyer shall cause the Buyer Indemnitees, to comply with the foregoing as though such Persons were a party to this Agreement.

(b)           EACH OF THE PARTIES IRREVOCABLY (I) CONSENTS TO SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE DELAWARE COURT OF CHANCERY (THE “CHANCERY COURT”) AND ANY STATE APPELLATE COURT THEREFROM LOCATED IN THE STATE OF DELAWARE (OR, ONLY IF THE CHANCERY COURT DECLINES TO ACCEPT JURISDICTION OVER A PARTICULAR MATTER, ANY STATE OR FEDERAL COURT SITTING IN WILMINGTON, DELAWARE) IN ANY ACTION RELATING TO THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, (II) WAIVES ANY OBJECTION TO THE LAYING OF VENUE OF ANY ACTION RELATED TO THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT BROUGHT IN SUCH COURT, (III) WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH ACTION BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM, AND (IV) AGREES THAT SERVICE OF PROCESS OR OF ANY OTHER PAPERS UPON SUCH PARTY BY REGISTERED MAIL AT THE ADDRESS TO WHICH NOTICES ARE REQUIRED TO BE SENT TO SUCH PARTY UNDER Section 13.1 SHALL BE DEEMED GOOD, PROPER AND EFFECTIVE SERVICE UPON SUCH PARTY.

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Section 13.11        Counterparts; Execution.

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic imaging means shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 13.12        Headings.

The heading references herein and the Table of Contents hereto are for convenience purposes only, do not constitute a part of this Agreement, and shall not be deemed to limit or affect any of the provisions hereof.

Section 13.13        Guarantee.

Buyer hereby irrevocably and unconditionally guarantees to Seller the due and punctual observance and performance of each and every obligation of any Buyer Assignee in this Agreement or any Ancillary Agreement, the Purchase Price and all other amounts to be paid hereunder, all upon the terms and subject to the conditions set forth herein and therein. The obligations of Buyer and each of the Buyer Assignees shall be joint and several obligations of all such parties. This is a guarantee of payment and performance and not of collectability. Buyer hereby waives diligence, presentment, demand of performance, filing of any claim, any right to require any proceeding first against any Buyer Assignee or the Business, as applicable, protest, notice and all demands whatsoever in connection with the performance of its obligations set forth in this Section 13.13.

Section 13.14        Severability.

The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof in any other jurisdiction.

Section 13.15        Waiver of Jury Trial.

EACH PARTY HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THIS AGREEMENT, ANY ANCILLARY AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER AT LAW OR IN EQUITY. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR ANY ANCILLARY AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 13.15.

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Section 13.16        Specific Performance.

The Parties irrevocably agree that immediate, extensive and irreparable damage would occur and that the Parties would not have any adequate remedy at law if any provision of this Agreement was not performed in accordance with its specific terms or was otherwise breached or threatened to be breached. It is accordingly irrevocably agreed that, prior to the valid termination of this Agreement pursuant to Section 12.1 the Parties shall be entitled to equitable relief, without the proof of actual damages, including in the form of an immediate injunction or injunctions or orders for specific performance to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement. Such equitable relief shall be in addition to and not in limitation of any other remedy to which the Parties are entitled at law or in equity as a remedy for such non-performance, breach or threatened breach. The rights and remedies of the Parties shall be cumulative (and not alternative). Each party agrees to waive any requirement for the security or posting of any bond in connection with any such equitable remedy. Each party further irrevocably agrees that (x) the only permitted objection that it may raise in response to any action for equitable relief is that it contests the existence of a breach or threatened breach of the provisions of this Agreement, and (y) that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law, equity or otherwise. If any party brings any claim to enforce specifically the performance of the terms and provisions of this Agreement when expressly available to such party pursuant to the terms of this Agreement, then, notwithstanding anything to the contrary herein, the End Date shall automatically be extended by the period of time between the commencement of such claim and ten (10) Business Days following the date on which such claim is fully and finally resolved.

Section 13.17        Time of Essence.

With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

Section 13.18        Currency.

Subject to Section 2.2, all payments made by Buyer pursuant to this Agreement shall be made in United States dollars.

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Section 13.19        Waiver of Conflicts; Attorney-Client Communications.

(a)           Each Party acknowledges that (i) one or more of the Transferred Companies and/or their respective Affiliates have retained Kirkland & Ellis LLP and certain other law firms (the “Law Firms”) and relied on the in-house legal advisors of Seller (together with the Law Firms, the “Legal Advisors”) to act as their counsel in connection with the transactions contemplated by this Agreement (including the negotiation, preparation, execution and delivery of this Agreement and related agreements, and the consummation of the transactions contemplated hereby or thereby), as well as other past and ongoing matters, (ii) the Legal Advisors have not acted as counsel for Buyer or any of its past, present or future Affiliates in connection with the transactions contemplated by this Agreement and (iii) no Person other than Seller, the Transferred Companies or their respective Affiliates has the status of a Legal Advisors client for conflict of interest or any other purpose as a result thereof. Buyer hereby (I) waives and will not assert, and will cause each of its Affiliates (including, after the Closing, the Transferred Companies) to waive and not assert, any conflict of interest relating to the Legal Advisors’ representation after the Closing of Seller or its Affiliates in any matter involving the transactions contemplated by this Agreement (including the negotiation, preparation, execution and delivery of this Agreement and related agreements, and the consummation of the transactions contemplated hereby or thereby), including in any litigation, arbitration, mediation or other proceeding, and (II) consents to, and will cause each of its Affiliates (including, after the Closing, the Transferred Companies) to consent to, any such representation, even though, in each case, (x) the interests of Seller or such Affiliates may be directly adverse to Buyer, the Transferred Companies or their respective Affiliates, (y) any Legal Advisor may have represented the Transferring Companies or their respective Affiliates in a substantially related matter, or (z) any Legal Advisor may be handling other ongoing matters for Buyer, the Transferred Companies or any of their respective Affiliates.

(b)           Buyer agrees that, after the Closing, none of Buyer, the Transferred Companies or any of their Affiliates will have any right to access or control any of the Legal Advisors’ records or communications relating to or affecting the Retained Business or the transactions contemplated by this Agreement (including the negotiation, preparation, execution and delivery of this Agreement and related agreements, and the consummation of the transactions contemplated hereby or thereby) (such records or communications, the “Attorney-Client Communications”), which will be the property of (and be controlled by) Seller. In addition, Buyer agrees that it would be impractical to remove all Attorney-Client Communications from the records (including e-mails and other electronic files) of the Transferred Companies. Accordingly, Buyer will not, and will cause each of its Affiliates (including, after the Closing, the Transferred Companies) not to, use any Attorney-Client Communication remaining in the records of the Transferred Companies after the Closing in a manner that may be adverse to Seller or any of its Affiliates. Notwithstanding anything to the contrary herein or otherwise, in the event that a dispute arises between Buyer or its Affiliates, on the one hand, and a third Person other than a Party to this Agreement, on the other hand, after the Closing, Buyer and its Affiliates may assert the attorney-client privilege to prevent disclosure of confidential communications by the Legal Advisors to such third Person; provided, however, that Buyer and its Affiliates may not waive such privilege without the prior written consent of Seller.

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(c)           Seller and Buyer agree that, to the extent permitted by Law, their and their respective Affiliates’ respective rights and obligations to maintain, preserve, assert or waive any or all attorney-client and work product privileges (and all other evidentiary privileges and the expectation of client confidence as to all Attorney-Client Communications) belonging to either Party hereto with respect to the Business and the Retained Business (collectively, “Privileges”) shall be governed by the provisions of this Section 13.19. With respect to matters relating to the Retained Business or any Excluded Assets or Excluded Liabilities or any other matter that Seller has agreed to be responsible for after the Closing Date pursuant to this Agreement or any of the Ancillary Agreements, and with respect to all confidential information of Seller and its Affiliates (including, until the Closing, the Transferred Companies) relating to the sale of the Transferred Companies, Transferred Assets, Assumed Liabilities and the Business, Seller and its Affiliates shall have sole authority in perpetuity to determine whether to assert or waive any or all Privileges, and Buyer and its Affiliates (including, after the Closing, the Transferred Companies) shall take no action without the prior written consent of Seller (not to be unreasonably withheld, conditioned or delayed) that would reasonably be likely to result in any waiver of any Privilege that could be asserted by Seller or such Affiliate under applicable Law and this Agreement (in each case except as provided for in the final sentence of Section 13.19(b)). The rights and obligations created by this Section 13.19(c) shall apply to all confidential information as to which Seller and its Affiliates, on the one hand, or any of the Transferred Companies, on the other hand, would be entitled to assert or has asserted a Privilege without regard to the effect, if any, of the transactions contemplated hereby (such information, “Privileged Information”). Buyer will not, and will cause each of its Affiliates (including, after the Closing, the Transferred Companies) not to take any action which could cause any Attorney-Client Communication to cease being a confidential communication or to otherwise lose protection under any Privilege, including waiving such protection in any dispute with a Person that is not Seller or any of its Affiliates. Furthermore, Buyer agrees, on its own behalf and on behalf of each of its Affiliates (including, after the Closing, the Transferred Companies), that in the event of a dispute between Seller or any of its Affiliates, on the one hand, and the Transferred Companies, on the other hand, arising out of or relating to any matter in which the Legal Advisors jointly represented both parties, no Privileges will protect from disclosure to Seller or its Affiliates any information or documents developed or shared during the course of the Legal Advisors’ joint representation of the Transferred Companies and Seller.

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IN WITNESS WHEREOF, the Parties have executed or caused this Agreement to be executed as of the date first written above.

INDORAMA VENTURES HOLDINGS L.P.

By:	/s/ Satyanarayan Mohta

Name:	Satyanarayan Mohta

Title:	President

HUNTSMAN INTERNATIONAL LLC

By:	/s/ Peter M. Huntsman

Name:	Peter M. Huntsman

Title:	Chief Executive Officer

The undersigned has executed this Agreement solely for the purposes of acknowledging its guaranty of the Buyer’s obligations, as more particularly described in Section 2.2(b).

INDORAMA VENTURES PUBLIC COMPANY LIMITED

By:	/s/ Sanjay Ahuja

Name:	Sanjay Ahuja

Title:	Authorized Signatory

By:	/s/ Ramesh Narsinghpura

Name:	Ramesh Narsinghpura

Title:	Authorized Signatory